    As filed with the Securities and Exchange Commission on August 16, 1999
                                                       Registration No. 333-

-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                                --------------

                          AGILENT TECHNOLOGIES, INC.
            (Exact name of Registrant as specified in its charter)

                                --------------

        Delaware                     3825                     77-0518772
    (State or other      (Primary Standard Industrial      (I.R.S. Employer
    jurisdiction of       Classification Code Number)   Identification Number)
    incorporation or
     organization)

                              3000 Hanover Street
                          Palo Alto, California 94304
                                (650) 857-1501
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                --------------

                              Edward W. Barnholt
                     President and Chief Executive Officer
                          Agilent Technologies, Inc.
                              3000 Hanover Street
                          Palo Alto, California 94304
                                (650) 857-1501
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                --------------

                                  Copies to:
 Larry W. Sonsini, Esq.     D. Craig Nordlund, Esq.    William H. Hinman, Jr.,
  Donna M. Petkanics,        Marie Oh Huber, Esq.                Esq.
          Esq.            Agilent Technologies, Inc.     Shearman & Sterling
Wilson Sonsini Goodrich       3000 Hanover Street        1550 El Camino Real
        & Rosati          Palo Alto, California 94304   Menlo Park, California
      Professional              (650) 857-1501                  94025
      Corporation                                           (650) 330-2200
   650 Page Mill Road
 Palo Alto, California
         94304
     (650) 493-9300
                                --------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

                                --------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                                --------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------
---------------------------------------------------------------
                             Proposed Maximum
  Title of Each Class of         Aggregate        Amount of
Securities to be Registered  Offering Price(1) Registration Fee
---------------------------------------------------------------
Common Stock, par value
 $0.01 per share.......        $100,000,000        $27,800
---------------------------------------------------------------
---------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) promulgated under the Securities Act of 1933, as amended.

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effectiveness until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

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

                               EXPLANATORY NOTE

   This registration statement contains two separate prospectuses. The first prospectus relates to a public offering in the United States and Canada of an
aggregate of     shares of common stock. The second prospectus relates to a concurrent offering outside the United States and Canada of an aggregate of shares of common stock. The two prospectuses for inside and outside the United States and Canada will be identical with the exception of an alternate front cover page for the offering outside the United States and Canada. The alternate page appears in this registration statement immediately following the complete prospectus for the offering in the United States and Canada.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an +
+offer to sell securities and we are not soliciting offers to buy these        +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)
Issued August 16, 1999

                                       Shares
                       [Agilent Technologies, Inc. Logo]
                                  COMMON STOCK

                                  -----------

Agilent Technologies, Inc. is offering       shares of common stock. This is
our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $ and $ per share.

After the offering, Hewlett-Packard will own approximately   % of our common
stock, assuming no exercise of the underwriters' over-allotment option. Hewlett-Packard has announced that it plans to complete its divestiture of Agilent Technologies by the middle of calendar year 2000 by distributing all of the shares of our common stock owned by Hewlett-Packard to holders of Hewlett-Packard's common stock. See "Arrangements Between Agilent Technologies and Hewlett-Packard."

                                  -----------

Application has been made for listing of our common stock on [the New York Stock Exchange/the Nasdaq Stock Market] under the trading symbol " ".

                                  -----------

Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

                                  -----------

                               PRICE $    A SHARE

                                  -----------

                                               Underwriting
                                               Discounts and Proceeds to Agilent
                               Price to Public  Commissions     Technologies
                               --------------- ------------- -------------------
Per Share.....................       $              $                $
Total.........................      $              $                $

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Agilent Technologies, Inc. has granted the U.S. underwriters the right to
purchase up to an additional     shares of common stock to cover over-
allotments. Morgan Stanley & Co. Incorporated expects to deliver the shares of
common stock to purchasers on      , 1999.

                                  -----------

MORGAN STANLEY DEAN WITTER
                                                            GOLDMAN, SACHS & CO.

     , 1999

Inside Front Cover

The following captions appear in the inside front cover:

     "Agilent Technologies

     Yesterday
     A 60-year heritage of
     innovation, contribution and
     success at Hewlett-Packard

     Today
     Broad market leadership, rich technology portfolio, global reach

     Tomorrow
     Focus, speed and agility,
     opportunities in communications and
     life sciences"

Three photographs, each one corresponds to descriptive material for Yesterday, Today and Tomorrow: First photograph (Yesterday) depicts two male scientists working in a laboratory setting, circa 1950; Second photograph shows a female laboratory technician performing analysis using Agilent test equipment and recording her findings in a notebook, circa 1999; Third photograph (Tomorrow) is a montage print showing the Earth from the perspective of outer space: a satellite and a cellular telephone radiate from the Earth; beneath them, in relief, a photograph of a computer network appears.

Foldout, Page One

The following captions appear on the foldout, page one:

                   "Enabling Next-Generation Communications

      Test and Measurement                   Semiconductor Products
      --------------------                   ----------------------

                                 Our Business

We help our customers design and   We are a leading supplier of components,
deploy new technologies with our   modules and assemblies to leaders in high
advanced test, measurement and     speed communications and computing.
monitoring solutions.

                               Market Leadership

Number one position in 25 product  Leading provider of fiber optic transceiver
categories in the test and         modules; Fibre Channel protocol integrated
measurement market.                circuits; infrared components;
                                   optoelectronic components and displays.

                             Growth Opportunities

Next generation communications     High speed communications networks and
networks and devices.              wireless communications."

One banner-type photograph atop narrative material below. The photograph is rectangular in shape and is a montage. From left to right, the montage comprises a cellular telephone, a computer screen displaying a communications systems diagram and three light-emitting diodes against a colored background. The title "Enabling Next Generation Communications" appears across the entire photograph.

Foldout, Page Two

The following captions appear on the foldout, page two:

                                 "Our Business

We are a worldwide leader in         We enable customers to identify, quantify,
clinical measurement and diagnostic  analyze and test the chemical and
solutions for the healthcare         biological properties of thousands of
marketplace.                         substances and products.

                               Market Leadership

Patient monitoring systems;          Gas chromatography and liquid
cardiovascular ultrasound imaging    chromotography instruments and systems.
systems; automatic external
defibrillators.

                              Growth Opportunities

Healthcare beyond the hospital,      Drug development based on genetic origins
including in small clinics,          of disease, microfluidics and other
doctors' offices and in patients'    advanced pharmaceutical technologies."
homes.

One banner-type photograph atop narrative material. The photograph is rectangular in shape and is a montage. From left to right, the montage comprises a chemical analysis measurement device, a black-and-white photograph of a female scientist working in a laboratory and three chemical flasks in a foreground against a background of a (different) female scientist analyzing a test tube sample.

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    4
Risk Factors........................    9
Our Separation From Hewlett-
 Packard............................   21
Use of Proceeds.....................   23
Dividend Policy.....................   23
Capitalization......................   24
Selected Financial Data.............   25
Unaudited Pro Forma Condensed
 Financial Statements...............   26
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   29
Business............................   49

                                                                                Page
                                                                                ----
Management....................................................................   85
Arrangements Between Agilent Technologies and Hewlett-Packard.................   98
Principal Stockholder.........................................................  110
Description of Capital Stock..................................................  110
Shares Eligible for Future Sale...............................................  112
Material United States Federal Tax Consequences to Non-United States Holders..  113
Underwriters..................................................................  116
Legal Matters.................................................................  119
Experts.......................................................................  119
Where You Can Find More Information...........................................  119
Index to Financial Statements.................................................  F-1

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. In this prospectus, "Agilent Technologies," "we," "us" and "our" each refers to Agilent Technologies, Inc. and its subsidiaries, and not the underwriters or Hewlett-Packard Company, and "Hewlett-Packard" refers to Hewlett-Packard Company and its subsidiaries.

   Until       , 1999 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our historical consolidated financial statements and notes thereto included elsewhere in this prospectus.

                           AGILENT TECHNOLOGIES, INC.

   Agilent Technologies is a diversified technology company that provides enabling solutions to high growth markets within the communications, electronics, life sciences and healthcare industries. Our broad technology portfolio and our experience in working with market-leading customers around the world have allowed us to establish and continue to expand our leadership across multiple markets.

   We are a global leader in designing and manufacturing test, measurement and monitoring instruments, systems and solutions and semiconductors and optical components. Agilent Technologies includes the following businesses:

  . test and measurement, which had fiscal 1998 revenue of $4.1 billion, provides test instruments, standard and customized test, measurement and monitoring systems for the design, manufacture and support of electronic and communication devices, and software for the design of high-frequency electronic and communication devices;

  . semiconductor products, which had fiscal 1998 revenue of $1.6 billion, provides fiber optic communications devices and assemblies, integrated circuits for wireless applications, application-specific integrated circuits (ASICs), optoelectronics and image sensors;

  . healthcare solutions, which had fiscal 1998 revenue of $1.3 billion, provides patient monitoring, ultrasound imaging and cardiology products and systems; and

  . chemical analysis, which had fiscal 1998 revenue of $938 million, provides analytical instruments, systems and services for chromatography, spectroscopy and bio-instrumentation.

   Agilent Technologies' ability to succeed is based on two fundamental attributes. First, we have a broad and deep portfolio of technology expertise in electronics, communications, medical and chemical measurement, biotechnology, photonics, solid-state materials and components and measurement systems and solutions. This expertise is driven by the research and development efforts within our businesses and by the activities of Agilent Technologies Laboratories, one of the world's leading industrial research and development organizations. Each of our businesses takes advantage of the technology advances developed by our central laboratories, often using common technology in different applications within their specific business.

   Our second core attribute is our close relationships with our customers and our comprehensive insight into the worldwide markets in which we sell our products and services. Our businesses have developed these relationships and insights over our 60 year history. During this time, our businesses have worked with thousands of customers worldwide as technologies, business needs and global economic conditions have undergone dramatic changes.

   Our businesses share important characteristics and resources that we believe contribute significantly to our competitive success. Our test and measurement, healthcare solutions and chemical analysis businesses are built around our excellence in applying measurement technologies to the development of products that sense, analyze and display data required by the end-user. Our test and measurement and semiconductor businesses share focus on growth opportunities in the communications sector, while our healthcare and chemical analysis businesses share focus on growth opportunities in healthcare and life sciences. Our global infrastructure enables our businesses to move our products from initial commercialization to worldwide availability rapidly and efficiently and to provide localized service and support.

   We provide the world's broadest range of test and measurement solutions to customers in the communications, electronics and semiconductor industries. We are also a leading supplier of:

  . semiconductor and fiber optic components to the communications and computer industries;

  .  modules and assemblies to the communications and electronics industries;

  . patient monitoring and ultrasound imaging equipment and automatic external defibrillators to the healthcare industry; and

  . chemical measurement instruments and systems to the hydrocarbon processing, environmental and pharmaceutical industries.

   We serve customers in more than 120 countries, and we have major research and development and manufacturing facilities around the world.

                                    STRATEGY

   Our business strategy is designed to take advantage of our competitive strengths, leading market positions and global presence to capitalize on emerging trends in the communications, electronics, healthcare and life sciences industries. The key elements of our strategy are to:

  . Focus on High Growth Market Opportunities. Our strategy is to use our strengths as a diversified technology company to enter new markets through internal development, strategic partnerships and acquisitions. To achieve this objective, we work closely with our customers' research and development teams to understand emerging markets, technologies and standards and we invest accordingly in our own development of enabling solutions in those areas. We intend to use strategic partnerships and make tactical acquisitions to develop advanced systems that complement our existing technologies and products to accelerate our entry into high-growth markets.

  . Continue to Innovate Technologically. Agilent Technologies and Agilent Technologies Laboratories have a long legacy of technological innovation and product generation as part of Hewlett-Packard. We will continue to invest in and build research and development expertise. Our centralized laboratories focus on fundamental technology and process developments and utilize innovations from our four businesses to develop products that address high growth market segments.

  . Maximize the Benefits of our Scale and Global Presence. We believe our scale and global presence provide us with a competitive advantage across multiple industries. In many of our targeted markets and in many of the countries in which we operate, we are the largest industry participant and possess greater resources for research and development and service and support than any competitor. Our global direct sales force gathers valuable insights into emerging industry trends around the world and provides us an effective means of bringing new products to market rapidly. In addition, we believe our customers value our ability to provide more complete solutions with our training, systems integration, and project management programs. We intend to continually enhance overall customer satisfaction by remaining focused on providing effective service and support.


                BENEFITS OF OUR SEPARATION FROM HEWLETT-PACKARD

   Our company comprises businesses that will be separated from Hewlett-Packard's other operations prior to this offering. We believe that we will realize benefits from our complete separation from Hewlett-Packard, including the following:

  . Greater Strategic Focus. As a result of having our own board of directors and separate management team, we expect to have a sharper focus on the Agilent Technologies business and strategic opportunities. We will also have greater ability to modify business processes to better fit the needs of our customers, business units and employees.

  . Increased Speed and Responsiveness. As a company significantly smaller than Hewlett-Packard, we expect to be able to make decisions more quickly, deploy resources more rapidly and efficiently and operate with more agility than when we were a part of a larger organization. In addition, we expect to enhance our responsiveness to customers and partners.

  . Better Incentives for Employees and Greater Accountability. We expect that the motivation of our employees and the focus of our management will be strengthened by incentive compensation programs tied to the market performance of our common stock. The separation will enable us to offer our employees compensation directly linked to the performance of the Agilent Technologies business, which we expect to enhance our ability to attract and retain qualified personnel.

  . More Direct Access to Capital Markets. As a separate company, we will have more direct access to the capital markets to issue debt or equity securities and to grow through acquisitions.

                     OUR RELATIONSHIP WITH HEWLETT-PACKARD

   We are currently a wholly owned subsidiary of Hewlett-Packard. After the completion of this offering, Hewlett-Packard will own approximately % of the outstanding shares of our common stock, or approximately % if the U.S. underwriters exercise their over-allotment option in full. Hewlett-Packard has announced that it currently plans to complete its divestiture of Agilent Technologies by the middle of calendar year 2000 by distributing all of the shares of Agilent Technologies common stock owned by Hewlett-Packard to the holders of Hewlett-Packard's common stock. However, Hewlett-Packard is not obligated to complete the distribution, and the distribution may not occur by the contemplated time or at all.

   Hewlett-Packard will determine the timing, structure and all terms of its distribution of our common stock in its sole discretion. Hewlett-Packard has received a private letter ruling from the Internal Revenue Service that the distribution of its shares of Agilent Technologies common stock to the holders of Hewlett-Packard common stock will be tax-free to Hewlett-Packard and its stockholders for United States federal income tax purposes. For a discussion of the risks associated with Hewlett-Packard not completing the distribution, see "Risk Factors--Risks Related To Our Separation From Hewlett-Packard--Our business may suffer if Hewlett-Packard does not complete its distribution of our common stock."

   We have entered into agreements with Hewlett-Packard that provide for the separation of our business operations from Hewlett-Packard. These agreements are not conditioned on the distribution. They provide for, among other things, the transfer from Hewlett-Packard to us of assets and the assumption by us of liabilities relating to our business. For more information regarding the assets and liabilities to be transferred to us, see our consolidated financial statements and notes thereto that are included elsewhere in this prospectus. In
November 1999, Hewlett-Packard will make a $    cash payment to us in
connection with our planned initial funding. We have also entered into agreements with Hewlett-Packard regarding the transfer and licensing to us of intellectual property related to the business of Agilent Technologies. Substantially all of these transfers will be completed prior to the closing of this offering.

   The agreements between Hewlett-Packard and us also govern our various interim and ongoing relationships. All of the agreements providing for our separation from Hewlett-Packard were made in the context of a parent-subsidiary relationship and were negotiated in the overall context of our separation from Hewlett-Packard. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See "Risk Factors--Risks Related To Our Separation From Hewlett-Packard" and "Arrangements between Agilent Technologies and Hewlett-Packard."

                                  THE OFFERING

 Common stock offered:
    In the United States and Canada........        shares
    Outside the United States and Canada...        shares
        Total..............................        shares
 Common stock to be outstanding immediately
  after this offering......................        shares
 Common stock to be held by Hewlett-Packard
  immediately after this offering..........        shares
 Use of proceeds........................... We estimate that our net proceeds
                                            from this offering will be $    ,
                                            based on an assumed initial public
                                            offering price of $    per share.
                                            The net proceeds of this offering
                                            (including proceeds received from
                                            any exercise of the U.S.
                                            underwriters' over-allotment
                                            option) will be paid to Hewlett-
                                            Packard as a dividend to be
                                            declared prior to the offering.
 Proposed [New York Stock Exchange/
  Nasdaq Stock Market] symbol..............

   This information is based on     shares outstanding as of       , 1999, all
of which are owned by Hewlett-Packard. We will declare a   -for-one stock split
to increase the amount of outstanding shares of our common stock to     shares
prior to this offering. Unless we specifically state otherwise, the information
in this prospectus does not take into account the issuance of up to     shares
of common stock that the U.S. underwriters have the option to purchase solely to cover over-allotments. If the U.S. underwriters exercise their over-
allotment option in full,     shares of common stock will be outstanding after
this offering.

   The number of shares of our common stock to be outstanding immediately after
this offering listed above does not take into account approximately     shares
of our common stock reserved for issuance under our stock plans, of which
options to purchase     shares have been granted.

                                ----------------

   We were incorporated in Delaware in May 1999 as a wholly owned subsidiary of Hewlett-Packard. Our principal executive offices are located at 3000 Hanover Street, Palo Alto, California 94304, and our telephone number is (650) 857-1501. We expect to move our executive offices to 395 Page Mill Road, Palo Alto, California 94306 in the middle of calendar year 2000. Our website is http://www.agilent-tech.com. The information on the website is not a part of this prospectus.

                             SUMMARY FINANCIAL DATA

   The following table presents summary consolidated financial data for Agilent Technologies. The data presented in this table are derived from "Selected Financial Data," "Unaudited Pro Forma Condensed Financial Statements" and the historical consolidated financial statements and notes thereto that are included elsewhere in this prospectus. You should read those sections for a further explanation of the financial data summarized here.

   The historical financial information may not be indicative of our future performance and does not reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented. The year ended October 31, 1998 includes the effect of pre-tax restructuring charges that reduced our earnings from operations by approximately $163 million.

   The Pro Forma Consolidated Balance Sheet Data reflects the planned initial funding of our operations by Hewlett-Packard and our pending purchase of Yokogawa Electric Corporation's 25% interest in Hewlett-Packard Japan. The Pro Forma As Adjusted Consolidated Balance Sheet Data also reflects the receipt and subsequent payment to Hewlett-Packard of the net proceeds from the sale of the shares of our common stock in this offering. The pro forma financial position shown in this table is not indicative of what our financial position would have been had the separation of our business from Hewlett-Packard been completed on April 30, 1999. See Notes to Unaudited Pro Forma Condensed Financial Statements for an explanation of the calculation of unaudited pro forma net earnings per share.

Consolidated Statement of Earnings Data:

                                                                  Six Months
                                  Years Ended October 31,       Ended April 30,
                             ---------------------------------- ---------------
                              1994   1995   1996   1997   1998   1998    1999
                             ------ ------ ------ ------ ------ ------- -------
                                    (in millions, except per share data)
 Net revenue................ $5,546 $6,595 $7,379 $7,785 $7,952  $4,090  $3,796
 Earnings from operations...    521    841    875    870    442     403     341
 Net earnings...............    282    499    542    543    257     254     231
 Unaudited pro forma net
  earnings per share:
  Basic.....................                             $              $
  Diluted...................                             $              $
 Average shares used in
  computing unaudited
  pro forma net earnings per
  share:
  Basic.....................
  Diluted...................

Consolidated Balance Sheet Data:

                                                            April 30, 1999
                                                       -------------------------
                                                               Pro    Pro Forma
                                                       Actual Forma  As Adjusted
                                                       ------ ------ -----------
                                                             (in millions)
 Cash and cash equivalents............................ $   -- $  913   $  913
 Working capital......................................  1,642  2,232    2,232
 Total assets.........................................  5,021  5,350    5,350
 Stockholder's net investment/Stockholders' equity....  3,162  3,992    3,992

                                 RISK FACTORS

   You should carefully consider the risks described below and the other information in this prospectus before investing in our common stock. Our business could be seriously harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

   If we do not introduce new products and services in a timely manner, our products and services will become obsolete, and our operating results will suffer.

   We sell our products in several industries that are characterized by rapid technological changes, frequent new product and service introductions and evolving industry standards. Without the timely introduction of new products, services and enhancements, our products and services will likely become technologically obsolete over time, in which case our revenue and operating results would suffer. The success of our new product and service offerings will depend on several factors, including our ability to:

  .  properly identify customer needs;

  .  price our products competitively;

  .  innovate and develop new technologies and applications;

  .  successfully commercialize new technologies in a timely manner;

  .  manufacture and deliver our products in sufficient volumes on time; and

  .  differentiate our offerings from our competitors' offerings.

   Many of our products are used by our customers to develop, test and manufacture their new products. We therefore must anticipate industry trends and develop products in advance of the commercialization of our customers' products. If we fail to adequately predict our customers' needs and future activities, we may invest heavily in research and development of products and services that do not lead to significant revenue. For example, the cellular phone industry, which is served by our test and measurement and semiconductor products businesses, currently has several competing communications standards. We may suffer competitive harm if we dedicate resources to developing products and technologies to support a standard that does not achieve broad market acceptance. Our other businesses will encounter similar challenges. In our healthcare business, new technologies that we develop may not be quickly accepted because of industry-specific factors such as the need for regulatory clearance, entrenched patterns of clinical practice, uncertainty over third-party reimbursement and clinicians' fears of malpractice suits. We would suffer competitive harm if we dedicate a significant amount of resources to the development of products and technologies that do not achieve broad market acceptance.

   Moreover, significant technical innovations generally require a substantial investment before we can determine the commercial viability of these innovations. We may not have the financial resources necessary to fund these technical innovations. In addition, even if we are able to successfully develop enhancements or new generations of our products, these enhancements or new generations of products may not generate revenue in excess of the costs of development, and they may be quickly rendered obsolete by changing customer preferences or the introduction of products embodying new technologies or features by our competitors.

   Our business is subject to economic, political and other risks associated with international sales and operations.

   Since we sell our products worldwide, our business is subject to risks associated with doing business internationally. Our net revenue originating outside the United States, as a percentage of our total net revenue, was 54.4% in fiscal year 1998 and 56.0% for the six months ended April 30, 1999. We anticipate that revenue from international operations will continue to represent a substantial portion of our total revenue. In addition, many of our manufacturing facilities and suppliers are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

  .  changes in foreign currency exchange rates;

  . changes in a specific country's or region's political or economic conditions, particularly in emerging markets;

  .  trade protection measures and import or export licensing requirements;

  .  potentially negative consequences from changes in tax laws;

  .  difficulty in staffing and managing widespread operations;

  .  differing labor regulations;

  .  differing protection of intellectual property; and

  .  unexpected changes in regulatory requirements.

   We do a substantial portion of our business in Korea and Japan, which have been subject to increased economic instability in recent years. Our business declined in 1998 when Korea and Japan experienced economic difficulties. The recurrence of weakness in these economies or weakness in other international economies could have a significant negative effect on our future operating results.

   Fluctuations in our quarterly operating results may cause our stock price to decline.

   Given the nature of the markets in which we participate, we cannot reliably predict future revenue and profitability, and unexpected changes may cause us to adjust our operations. A high proportion of our costs are fixed, due in part to our significant sales, research and development and manufacturing costs. Thus, small declines in revenue could disproportionately affect our operating results in a quarter. For example, when our revenue declined in 1998 as a result of the financial crisis in Asia, it caused significant negative fluctuations in our operating results. Other factors that could affect our quarterly operating results include:

  .  demand for and market acceptance of our products;

  .  competitive pressures resulting in lower selling prices;

  . adverse changes in the level of economic activity in the United States and other major regions in which we do business;

  . adverse changes in industries, such as semiconductors and electronics, on which we are particularly dependent;

  . changes in the relative portion of our revenue represented by our various products and customers;

  .  unanticipated delays or problems in the introduction of new products;

  . our competitors' announcements of new products, services or technological innovations;

  .  increased costs of raw materials or supplies;

  .  changes in the timing of product orders due to:

     -- unexpected delays in the introduction of products of our customers,

     -- lifecycles of our customers' products ending earlier than expected, or

     -- market acceptance of products developed by our customers; and

  . our inability to forecast revenue in a given quarter from large system sales.

   The current technology labor market is very competitive, and our business will suffer if we are not able to hire and retain sufficient personnel.

   Our future success depends partly on the continued service of our key technical, sales, marketing, manufacturing, executive and administrative personnel. If we fail to retain and hire a sufficient number of these personnel, we will not be able to maintain and expand our business. We also must attract and retain qualified research scientists and engineers for Agilent Technologies Laboratories. Competition for qualified personnel in the technology area is intense, and we operate in several geographic locations where labor markets are particularly competitive, including the Silicon Valley region of Northern California where our headquarters and central research and development laboratories are located. Although we believe we offer competitive salaries and benefits, certain of our businesses have had to increase spending in order to retain personnel. We also believe we have benefited from Hewlett-Packard's name and reputation as an employer in the past. To the extent we do not obtain similar popular recognition, our ability to attract and retain personnel could be harmed. In addition, some employees of Hewlett-Packard who worked in our businesses in the past may have chosen, or may choose, to remain with Hewlett-Packard in other positions. Until 30 days prior to Hewlett-Packard's distribution of our stock, our employees are generally eligible to apply for and move to positions at Hewlett-Packard without losing their Hewlett-Packard tenure.

   Our operating results could be harmed if the industries into which we sell our products are in downward cycles.

   Many of the industries and markets into which we sell our products are cyclical. For example, in 1998 the operating results of our test and measurement and semiconductor products businesses were harmed by downturns in the semiconductor market. From time to time, the electronics industry has also experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. In addition, the computer industry is subject to seasonal and cyclical fluctuations in demand for its products. These industry downturns have been characterized by diminished product demand, excess manufacturing capacity and subsequent accelerated erosion of average selling prices. In addition, the healthcare industry has experienced a significant increase in cost pressures resulting from hospital consolidation and the trend by insurance companies to reduce payments to healthcare providers. Any significant downturn in our customers' markets or in general economic conditions would likely result in a reduction in demand for our products and services and could harm our business.

   After our separation from Hewlett-Packard, we may experience increased costs resulting from decreased purchasing power which could decrease our profitability.

   Prior to our separation from Hewlett-Packard, our businesses were able to take advantage of Hewlett-Packard's size and purchasing power in procuring goods, services and technology, such as computer software licenses. As a separate, stand-alone entity, we may be unable to obtain goods, services and technology at prices and on terms as favorable as those we obtained prior to the separation. In addition, our patent cross-license agreement with Hewlett-Packard gives us the right to sublicense only a portion of Hewlett-Packard's intellectual property portfolio. As a result, in negotiating patent cross-license agreements with third parties, we may be unable to obtain agreements on terms as favorable as we may have been able to obtain if we had access to Hewlett-Packard's entire intellectual property portfolio.

   Our semiconductor technology licensing and supply arrangements with Hewlett-Packard limit our ability to sell to other companies and could restrict our ability to expand our businesses.

   We do not have a license under Hewlett-Packard's patents, patent applications and invention disclosures for printing devices, printer supplies, components and accessories, document scanners and some computing devices. In addition, our ICBD Technology Ownership and License Agreement, which generally covers integrated circuit technology that is used in integrated circuits for Hewlett Packard's printers, scanners and computers, provides that for a period of three years in some cases and 10 years in other cases we are prohibited from using this integrated circuit technology for the development and sale of integrated circuits for use in printing devices, printer supplies, components and accessories, document scanners and some computing devices to third parties other than Hewlett-Packard.

   Although we have entered into a supply agreement for the sale to Hewlett-Packard of these kinds of integrated circuits, the supply agreement does not require Hewlett-Packard to purchase a minimum amount of product from us. In the event that Hewlett-Packard reduces its purchase of our integrated circuits, we would be unable to address this reduction through sales of these kinds of integrated circuits for these types of products to other customers.

   If demand for Hewlett-Packard's printer, workstation and server products declines, or if Hewlett-Packard chooses a different supplier, our semiconductor products business revenue will decline significantly.

   Historically, some of our businesses have sold products to Hewlett-Packard and have engaged in product development efforts with divisions of Hewlett-Packard. In fiscal 1998, our semiconductor products business received approximately 34% of its revenue from sales to Hewlett-Packard's printer, workstation and server businesses. These Hewlett-Packard businesses were not, and will not be, required to purchase products from us. A reduction in sales to any of these Hewlett-Packard customers would harm our business.

   In the past, we have benefited from our access to Hewlett-Packard's research and development strategy, technology plans, future product features and product supply needs in competing for Hewlett-Packard's business. If our competitors were to gain better access to Hewlett-Packard as a result of our separation, our competitors may be able to develop products that better meet the future needs of Hewlett-Packard, decreasing the competitiveness of our products. In addition, we have taken advantage of collaborative relationships with some of Hewlett-Packard's businesses. We may not continue to enjoy all of the benefits of these collaborative relationships, particularly if our patent cross-license is not renewed.

   We face aggressive competition in all areas of our business, and if we do not compete effectively, our business will be harmed.

   We encounter aggressive competition in all areas of our business. Our competitors are numerous, ranging from some of the world's largest corporations, such as General Electric Company, International Business Machines Corporation, Lucent Technologies, Inc., and Siemens AG, to many highly specialized firms, such as Anritsu Corporation, PE Biosystems, Teradyne, Inc. and Waters Corporation, as well as many smaller technology startups. We may not be able to compete effectively with all of these competitors. We compete primarily on the basis of:

  .  technology;

  .  product performance;

  .  price;

  .  product quality and reliability;

  .  sales and distribution capabilities; and

  .  customer service and support.

   To remain competitive, we will be required to develop new products and periodically enhance our existing products in a timely manner and compete effectively on the basis of the factors described above. We anticipate that we may have to adjust prices of many of our products to stay competitive, and we will have to manage financial returns effectively. In addition, new competitors may emerge, and entire product lines may be threatened by new technologies or market trends which reduce the value of these product lines.

   We and our customers are subject to various governmental regulations, and we may incur significant expenses to comply with these regulations and develop our products to be compatible with these regulations.

   Several of our product lines are subject to significant international, federal, state and local environmental, health and safety, packaging, product content and labor regulations. These regulations are complex, change frequently and have tended to become more stringent over time. We may be required to incur significant expenses to comply with these regulations or remedy past violations of these regulations. Any failure by us to comply with applicable government regulations could also result in cessation of portions or all of our operations, impositions of fines and restrictions on our ability to carry on or expand our operations. In addition, because many of our products are regulated or sold into regulated industries, we must comply with additional regulations in marketing our products.

   Except for liabilities relating to specified environment contamination, for which Hewlett-Packard is indemnifying us, we are indemnifying Hewlett-Packard for any liability associated with past non-compliance with environmental laws regulating ongoing operations at all properties to be transferred by Hewlett-Packard to us, as well as at sold or discontinued businesses that related to our business. While we are not aware of any material liabilities associated with past non-compliance, past non-compliance may exist and may expose us to material liability. For a discussion of indemnification related to environmental contamination, see "--We are subject to liability for environmental contamination resulting from the use of hazardous materials in the conduct of our business."

   Chemical Regulation. Some of our chemical analysis business' products are used in conjunction with chemicals whose manufacture, processing and distribution are regulated by the United States Environmental Protection Agency under the Toxic Substances Control Act, and by regulatory bodies in other countries with laws similar to the Toxic Substances Control Act. We must conform the manufacture, processing and distribution of these chemicals to these laws, and adapt to regulatory requirements in all countries as these requirements change. If we fail to comply with these requirements in the manufacture or distribution of our products, then we can be made to pay civil penalties and, in some cases, prohibited from distributing our products in commerce until the products or component substances are brought into compliance.

   Food and Drug Regulation. The medical device products produced by our healthcare solutions business are subject to regulation by the United States Food and Drug Administration (FDA) and similar international agencies. Their regulations govern a wide variety of product activities from design and development to labeling, manufacturing, promotion, sales and distribution. For example, we received a warning letter from the FDA in 1996 alleging non-compliance with the FDA's quality system regulations at one of our facilities. The FDA's quality systems regulation includes elaborate design, testing, control, documentation and other quality assurance requirements. We had to apply considerable resources to address the FDA's concerns. We believe we have resolved the issues identified in the FDA's letter and the FDA has concurred with our assessment, but we cannot assure you that the FDA will not identify other areas of noncompliance. If we fail to maintain satisfactory compliance with the FDA's quality system and other regulations, we may have to recall products and cease their manufacture and distribution. In addition, we could be subject to fines or criminal prosecution.

   In addition, our chemical analysis products are used in the drug design and production processes to test compliance with the Toxic Substances Control Act, the Federal Food, Drug and Cosmetic Act and similar regulations. Therefore, we must continually adapt our chemical analysis products to changing regulations.

   Healthcare Regulation. Our healthcare customers rely on third-party payors, such as government programs and private health insurance plans, to reimburse some or all of the cost of the procedures in which our products are used. The continuing efforts of government, insurance companies and other payors of healthcare costs to contain or reduce those costs could lead our customers to reduce or eliminate purchases of our products. Likewise, legislative proposals to reform healthcare or reduce government programs could result in lower prices for or rejection of our products. The cost containment measures that healthcare providers are instituting and the effect of any healthcare reform, both in the United States and internationally, could harm our ability to operate profitably.

   Government Contracts and Other Regulation. We have agreements relating to sales of our products to government entities and as a result we are subject to various statutes and regulations that apply to companies doing business with the government. The laws governing government contracts differ from the laws governing private contracts. For example, many government contracts contain pricing terms and conditions that are not applicable to private contracts. We are also subject to investigation for compliance with the terms of contracts with the government.

   Our products and operations are also often subject to the rules of industrial standards bodies, like the International Standards Organization, as well as regulation of other agencies such as the United States Federal Communications Commission. We also must comply with work safety rules. If we fail to adequately address any of these regulations, our business will be harmed.

   We are subject to liability for environmental contamination resulting from the use of hazardous materials in the conduct of our business.

   Environmental Contamination from Past Operations. Some of our properties are undergoing remediation by Hewlett-Packard for known subsurface contamination. Hewlett-Packard has agreed to retain the liability for the contamination, perform the required remediation and indemnify us with respect to claims arising out of that contamination. However, we will be responsible for any additional contamination at these properties caused by our operations following the separation. The determination of the existence and cost of any additional contamination caused by us could involve costly and time-consuming negotiations and litigation. In addition, Hewlett-Packard will have access to our properties to perform remediation. While Hewlett-Packard has agreed to minimize interference with on-site operations at those properties, we cannot assure you that the remediation activities and subsurface contamination will not require us to incur unreimbursed costs and have an adverse impact on site operations and on the future use and value of the properties. We also cannot assure you that Hewlett-Packard will fulfill its indemnification or remediation obligations.

   We are indemnifying Hewlett-Packard for any liability associated with contamination from past operations at all other properties to be transferred from Hewlett-Packard to us other than those properties currently undergoing remediation by Hewlett-Packard. While we are not aware of any material liabilities associated with existing subsurface contamination at any of those properties, subsurface contamination may exist, and we may be exposed to material liability as a result of the existence of that contamination.

   Environmental Contamination Caused by Ongoing Operations. We will be responsible for any contamination to our properties arising out of our operations following the separation. Our semiconductor and other manufacturing processes involve the use of substances regulated under various international, federal, state and local laws governing the environment. We cannot assure you that we will not be subject to liabilities for environmental contamination, and these liabilities may be substantial. Although our policy is to apply strict standards for environmental protection at our sites inside and outside the United States, even if not subject to regulations imposed by foreign governments, we may not be aware of all conditions that could subject us to liability.

   Third parties may claim we are infringing their intellectual property, and we could suffer significant litigation or licensing expenses or be prevented from selling products.

   Third parties may claim that we are infringing their intellectual property rights, and we may be found to infringe those intellectual property rights. While we do not believe that any of our products infringe the valid intellectual property rights of third parties, we may be unaware of intellectual property rights of others that may cover some of our technology, products and services. Moreover, in connection with future intellectual property infringement claims, we will only have the benefit of asserting counterclaims based on Hewlett-Packard's intellectual property portfolio in limited circumstances, and we will only be able to offer licenses to Hewlett-Packard's intellectual property in order to resolve claims in limited circumstances.

   Any litigation regarding patents or other intellectual property could be costly and time-consuming, and divert our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements. However, we may not be able to obtain royalty or license agreements on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against development and sale of certain of our products.

   We often rely on licenses of intellectual property useful for our business. We cannot assure you that these licenses will be available in the future on favorable terms or at all. In addition, our position with respect to the negotiation of licenses may change after our separation from Hewlett-Packard.

   Third parties may infringe our intellectual property, and we may expend significant resources enforcing our rights or suffer competitive injury.

   Our success depends in large part on our proprietary technology. We rely on a combination of patents, copyrights, trademarks and trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our operating results.

   Our pending patent and trademark registration applications may not be allowed or competitors may challenge the validity or scope of these patent applications or trademark registrations. In addition, our patents may not provide us a significant competitive advantage.

   We may be required to spend significant resources to monitor and police our intellectual property rights. We may not be able to detect infringement and may lose competitive position in the market before we do so. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share.

   Potential year 2000 problems associated with our products, our internal systems or the products of our suppliers and customers could harm our business.

   Many currently installed computer systems and software were written to accept and process only two digit entry codes for the year when storing dates. Beginning with the year 2000, these entry codes will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and products may need to be upgraded to solve this problem to avoid incorrect or lost data. We are working to implement the systems and programming changes necessary to address year 2000 internal information technology and non-information technology readiness issues, product and service readiness issues and material third party relationships. However, we may encounter a delay in, or increased costs associated with, the implementation of necessary systems and programming changes. In addition, if we fail to achieve year 2000 readiness for our internal systems and processes, it could delay our ability to manufacture and ship products and deliver services, disrupt our customer service and technical support facilities and interrupt customer access to our online products and services. Although we are dedicating substantial resources to attaining year 2000 readiness, we cannot assure you that we will be successful in our efforts to identify and address all year 2000 issues. Even if we act in a timely manner to complete all of our assessments; identify, develop and implement remediation plans believed to be adequate; and develop contingency plans believed to be adequate; some problems may not be identified or corrected in time to prevent serious harm to us. In addition, we have relied on assurances from third parties that they and the products they supply are year 2000 compliant. We have not independently verified these assurances in many cases, and any failure of these third party products and services to be year 2000 compliant could harm us. Although our newly introduced products are year 2000 compliant, some of our products that are currently installed at customer sites will require upgrades or other remediation. Some of these products are used in critical applications in which the impact of non-performance to these customers and other parties could be significant. There is a risk that our customers could initiate litigation against us for damages arising from our products that are not year 2000 compliant. Year 2000 issues could harm our future results of operations, cash flows or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000."

   If our factories or facilities were to experience catastrophic loss, our operations would be seriously harmed.

   Our facilities could be subject to a catastrophic loss such as a fire, earthquake or flood. We have significant facilities, such as our production facilities in California, Colorado, Delaware, Massachusetts and Washington in the United States, Germany, Japan, Malaysia, Singapore, and the United Kingdom and our headquarters and a portion of Agilent Technologies Laboratories in California. If any of these facilities were to experience a catastrophic loss, it could disrupt our operations, delay production, shipments and revenue, and result in large expenses to repair or replace the facility. Until Hewlett-Packard distributes our shares, we will be covered by its catastrophic insurance policies. After the distribution, we expect to obtain insurance to cover most potential losses at our facilities, other than those that result from earthquakes. However, the insurance we obtain may not be adequate to cover all possible losses.

   Many of our facilities are located in areas with relatively frequent earthquake activity. We intend to follow Hewlett-Packard's past and current practices and do not intend to obtain earthquake insurance.

Risks Related to Our Separation from Hewlett-Packard

   Our new name is not yet recognized as a brand in the marketplace, and as a result our product sales could suffer.

   The loss of the "Hewlett-Packard" brand name may hinder our ability to establish new relationships. In addition, our current customers, suppliers and partners may react negatively to the separation. In connection with our separation from Hewlett-Packard, we will change the brand name and most of the trademarks and trade names under which we conduct our business. This transition to our new name will occur rapidly in the case of some products and over specified periods of time in the case of other products. We believe that sales of our products have benefited from the use of the "Hewlett-Packard" brand name. In addition, although we believe we have all necessary rights to use the new brand name, our rights to use it may be challenged by others.

   Substantial sales of common stock may occur in connection with the distribution, which could cause our stock price to decline.

   Hewlett-Packard has announced that it intends to distribute the
approximately    shares of common stock it owns to Hewlett-Packard
stockholders by the middle of calender year 2000. Substantially all of these shares would be eligible for immediate resale in the public market. We are unable to predict whether significant amounts of common stock will be sold in the open market in anticipation of, or following, this distribution. We are also unable to predict whether a sufficient number of buyers would be in the market at that time.

   A portion of Hewlett-Packard's common stock is held by index funds tied to the Standard & Poor's 500 Index, the Dow Jones Industrial Average or other stock indices. If we are not in these indices at the time of Hewlett-Packard's distribution of our common stock, these index funds will be required to sell our stock. Similarly, other institutional stockholders are not allowed by their charters to hold the stock of companies that do not pay dividends. Since we currently do not intend to pay dividends, we expect that these stockholders will sell the shares of our common stock distributed to them. Any sales of substantial amounts of common stock in the public market, or the perception that such sales might occur, whether as a result of this distribution or otherwise, could harm the market price of our common stock. See "Shares Eligible for Future Sale."

   We currently use Hewlett-Packard's information systems, and we must develop our own information systems cost-effectively.

   We currently use Hewlett-Packard's systems to support our operations, including systems to manage inventory, order processing, human resources, shipping and accounting. Many of these systems are proprietary to Hewlett-Packard and are very complex. These systems have been modified, and are in the process of being further modified, to enable Hewlett-Packard to separately track items related to our business. These modifications, however, may result in unexpected system failures or the loss or corruption of data.

   We are in the process of creating our own information systems to eventually replace Hewlett-Packard's systems. We may not be successful in implementing these systems and transitioning data from Hewlett-Packard's systems to ours. We are currently in the process of implementing new enterprise resource planning software applications to manage some of our information systems. Our chemical analysis and healthcare solutions businesses have each migrated to new enterprise resource planning software, and each experienced disruptions during the transition process that negatively affected their operating results for the period in which the transition occurred.

   Any failure or significant downtime in Hewlett-Packard's or our own information systems could prevent us from taking customer orders, shipping products or billing customers and could harm our business. In addition, Hewlett-Packard's and our information systems require the services of employees with extensive knowledge of these information systems and the business environment in which we operate. In order to successfully implement and operate our systems, we must be able to attract and retain a significant number of current Hewlett-Packard employees to our company. If we fail to attract and retain the highly skilled personnel required to implement, maintain, and operate our information systems, our business could suffer.

   Our business may suffer if Hewlett-Packard does not complete its distribution of our common stock.

   Hewlett-Packard has announced that it intends to distribute to its stockholders all of our common stock that it owns by the middle of calendar year 2000, although it is not obligated to do so. This distribution may not occur by that time or at all. We may not obtain the benefits we expect as a result of this distribution, including greater strategic focus, increased agility and speed, greater access to capital markets, better incentives for employees, more accountable management and the other benefits described in "Our Separation From Hewlett-Packard." In addition, until this distribution occurs, the risks discussed below relating to Hewlett-Packard's control of us and the potential business conflicts of interest between Hewlett-Packard and us will continue to be relevant to our stockholders.

   We will be controlled by Hewlett-Packard as long as it owns a majority of our common stock, and our other stockholders will be unable to affect the outcome of stockholder voting during such time.

   After the completion of this offering, Hewlett-Packard will own approximately % of our outstanding common stock, or approximately % if the U.S. underwriters exercise their over-allotment option in full. As long as Hewlett-Packard owns a majority of our outstanding common stock, Hewlett-Packard will continue to be able to elect our entire board of directors and to remove any director, with or without cause, without calling a special meeting. Investors in this offering will not be able to affect the outcome of any stockholder vote prior to the planned distribution of our stock to the Hewlett-Packard stockholders. As a result, Hewlett-Packard will control all matters affecting Agilent Technologies, including:

  . the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;

  . the allocation of business opportunities that may be suitable for us and Hewlett-Packard;

  . any determinations with respect to mergers or other business combinations;

  .  our acquisition or disposition of assets;

  .  our financing;

  .  changes to the agreements providing for our separation from Hewlett-
     Packard;

  .  the payment of dividends on our common stock; and

  .  determinations with respect to our tax returns.

   Hewlett-Packard is not prohibited from selling a controlling interest in us to a third party.

   Our historical financial information may not be representative of our results as a separate company.

   The historical financial information we have included in this prospectus has been carved out from Hewlett-Packard's consolidated financial statements and does not reflect what our financial position, results of operations and cash flows would have been, had we been a separate, stand-alone entity during the periods presented. Hewlett-Packard did not account for us as, and we were not operated as, a single stand-alone entity for the periods presented. In addition, the historical information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. We have not made adjustments to reflect many significant changes that will occur in our cost structure, funding and operations as a result of our separation from Hewlett-Packard, including changes in our employee base, changes in our tax structure, increased costs associated with reduced economies of scale, increased marketing expenses related to establishing a new brand identity and increased costs associated with being a public, stand-alone company.

   For additional information, see "Unaudited Pro Forma Condensed Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and notes thereto.

   We will not be able to rely on Hewlett-Packard to fund our future capital requirements.

   In the past, our capital needs have been satisfied by Hewlett-Packard. However, following the separation, Hewlett-Packard will no longer provide funds to finance our working capital or other cash requirements. We cannot assure you that financing, if needed, will be available on favorable terms.

   We believe our capital requirements will vary greatly from quarter to quarter, depending on, among other things, capital expenditures, fluctuations in our operating results, financing activities and build-up of inventories. We believe that the planned initial funding from Hewlett-Packard, along with our future cash flow from operations, will be sufficient to satisfy our working capital, capital expenditure and research and development requirements for the foreseeable future. However, we may require or choose to obtain additional debt or equity financing in the future. Future equity financings would be dilutive to the existing holders of our common stock. Future debt financings could involve restrictive covenants. We will not be able to obtain financing with interest rates as favorable as those historically enjoyed by Hewlett-Packard. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

   We may have potential business conflicts of interest with Hewlett-Packard with respect to our past and ongoing relationships that could harm our business operations.

   Conflicts of interest may arise between Hewlett-Packard and us in a number of areas relating to our past and ongoing relationships, including:

  . labor, tax, employee benefit, indemnification and other matters arising from our separation from Hewlett-Packard;

  .  intellectual property matters;

  .  employee retention and recruiting;

  .  major business combinations involving us;

  . sales or distributions by Hewlett-Packard of all or any portion of its ownership interest in us;

  . the nature, quality and pricing of transitional services Hewlett-Packard has agreed to provide us; and

  . business opportunities that may be attractive to both Hewlett-Packard and us.

   Nothing restricts Hewlett-Packard from competing with us other than some restrictions on the use of patents licensed to Hewlett-Packard by us.

   We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party. The agreements we have entered into with Hewlett-Packard may be amended upon agreement between the parties. While we are controlled by Hewlett-Packard, Hewlett-Packard may be able to require us to agree to amendments to these agreements that may be less favorable to us than the current terms of the agreement.

   Our close relationship with Hewlett-Packard could limit our potential to do business with Hewlett-Packard's competitors.

   Hewlett-Packard is one of our largest customers, and we will continue to have a variety of contractual relationships with Hewlett-Packard. Whether or not Hewlett-Packard completes its distribution of our common stock, our close relationship with Hewlett-Packard will continue for a significant period of time. We cannot predict whether existing and potential customers will be deterred by the existence of these relationships or the historical ties between Hewlett-Packard and us. If they are deterred, our future growth could be hindered.

   Our directors and executive officers may have conflicts of interest because of their ownership of Hewlett-Packard common stock.

   Many of our directors and executive officers have a substantial amount of their personal financial portfolios in Hewlett-Packard common stock and options to purchase Hewlett-Packard common stock. Ownership of Hewlett-Packard common stock by our directors and officers after our separation from Hewlett-Packard could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for Hewlett-Packard and us. For information regarding directors' and officers' ownership of Hewlett-Packard common stock, see "Management-- Stock Ownership of Directors and Executive Officers."

   The transitional services being provided to us by Hewlett-Packard may not be sufficient to meet our needs, and we may not be able to replace these services after our agreements with Hewlett-Packard expire.

   Hewlett-Packard has agreed to provide certain transitional services to us, including services related to:

  .  information technology systems;

  .  buildings and facilities; and

  .  finance and accounting.

   Although Hewlett-Packard is contractually obligated to provide us with these services, these services may not be provided at the same level as when we were part of Hewlett-Packard, and we may not be able to obtain the same benefits. We will also lease and sublease certain office and manufacturing facilities from Hewlett-Packard. These transitional service and leasing arrangements generally have a term of less than two years following the separation. After the expiration of these various arrangements, we may not be able to replace the transitional services or enter into appropriate leases in a timely manner or on terms and conditions, including cost, as favorable as those we will receive from Hewlett-Packard.

   These agreements were made in the context of a parent-subsidiary relationship and were negotiated in the overall context of our separation from Hewlett-Packard. The prices charged to us under these agreements may be lower than the prices that we may be required to pay third parties for similar services or the costs of similar services if we undertake them ourselves. For more information about these arrangements, see "Arrangements Between Agilent Technologies and Hewlett-Packard."

Risks Related to the Securities Markets and Ownership of Our Common Stock

   Our securities have no prior market, and we cannot assure you that our stock price will not decline after the offering.

   Before this offering, there has not been a public market for our common stock, and an active public market for our common stock may not develop or be sustained after this offering. The market price of our common stock could be subject to significant fluctuations after the offering. Among the factors that could affect our stock price are:

  .  quarterly variations in our operating results;

  . changes in revenue or earnings estimates or publication of research reports by analysts;

  .  speculation in the press or investment community;

  . strategic moves by us or our competitors, such as acquisitions or restructurings;

  . actions by institutional stockholders or by Hewlett-Packard prior to its distribution of our stock;

  .  general market conditions; and

  . domestic and international economic factors unrelated to our performance.

   The stock markets in general, and the markets for high technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In particular, we cannot assure you that you will be able to resell your shares at or above the initial public offering price, which will be determined by negotiations between the representatives of the underwriters and us. See the section entitled "Underwriters" for a discussion of the factors to be considered in determining the initial public offering price.

   Provisions in our charter documents and Delaware law may delay or prevent acquisition of our company, which could decrease the value of your shares.

   Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors, although these provisions have little significance while we are controlled by Hewlett-Packard. These provisions include a classified board of directors and limitations on actions by our stockholders by written consent. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquiror. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. Although we believe these provisions provide for an opportunity to receive a higher bid by requiring potential acquirors to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders.

   You should not rely on forward-looking statements.

   You should not rely on forward-looking statements in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" "may," "will," "should," "estimates," "predicts," "potential," "continue" and similar expressions to identify such forward-looking statements. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of our markets. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, as well as those of the test and measurement, semiconductor, healthcare, chemical analysis and related markets we serve, levels of activity, performance, achievements and prospects to be materially different from those expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among others, those identified here in this "Risk Factors" section and elsewhere in this prospectus.

                      OUR SEPARATION FROM HEWLETT-PACKARD

Our Separation from Hewlett-Packard

   On March 2, 1999, Hewlett-Packard announced a plan to create a separate company that comprises Hewlett-Packard's test and measurement, semiconductor products, healthcare solutions and chemical analysis businesses, related portions of Hewlett-Packard Laboratories and associated infrastructure. We were incorporated in Delaware in May 1999 in preparation for our separation from Hewlett-Packard, and we are currently a wholly owned subsidiary of Hewlett-Packard. Prior to the separation, Hewlett-Packard has conducted and will conduct our business through various divisions and subsidiaries. We expect that the separation of our businesses from those of Hewlett-Packard, including the transfer of related assets, liabilities and intellectual property rights, will be substantially completed by the closing of this offering.

   Benefits of the Separation

   We believe that we will realize certain benefits from our complete separation from Hewlett-Packard, including the following:

  . Greater Strategic Focus. As a result of having our own board of directors and separate management team, we expect to have a sharper focus on the Agilent Technologies business and strategic opportunities. We will also have greater ability to modify business processes to better fit the needs of our customers, business units and employees.

  . Increased Speed and Responsiveness. As a company significantly smaller than Hewlett-Packard, we expect to be able to make decisions more quickly, deploy resources more rapidly and efficiently and operate with more agility than when we were a part of a larger organization. In addition, we expect to enhance our responsiveness to customers and partners.

  . Better Incentives for Employees and Greater Accountability. We expect the motivation of our employees and the focus of our management will be strengthened by incentive compensation programs tied to the market performance of our common stock. The separation will enable us to offer our employees compensation directly linked to the performance of the Agilent Technologies business, which we expect to enhance our ability to attract and retain qualified personnel.

  . More Direct Access to Capital Markets. As a separate company, we will have more direct access to the capital markets to issue debt or equity securities and to grow through acquisitions.

   Separation and Transitional Arrangements

   We and Hewlett-Packard, and, in some cases, our respective subsidiaries, have entered into or will enter into agreements providing for the separation of our business from Hewlett-Packard, including a master separation and distribution agreement to which we and Hewlett-Packard are parties. These agreements generally provide for, among other things, the transfer from Hewlett-Packard to us of assets and the assumption by us of liabilities relating to our business, in each case to the extent agreed to by Hewlett-Packard and us. We have entered into agreements with Hewlett-Packard regarding the transfer and licensing to us of intellectual property relating to our businesses. We have also entered into agreements governing various interim and ongoing relationships between the parties including transitional services Hewlett-Packard will provide to us.

   The agreements relating to our separation from Hewlett-Packard were made in the context of a parent-subsidiary relationship and were negotiated in the overall context of our separation from Hewlett-Packard. The terms of these agreements may be more or less favorable than those we could have negotiated with unaffiliated third parties. For more information regarding the separation arrangements, see "Arrangements Between Agilent Technologies and Hewlett-Packard."

The Distribution by Hewlett-Packard of Our Common Stock

   After completion of this offering, Hewlett-Packard will own approximately
 % of the outstanding shares of our common stock, or approximately % if the U.S. underwriters exercise their over-allotment option in full. Hewlett-Packard has announced that it currently plans to complete its divestiture of our company by the middle of calendar year 2000 by distributing all of its shares of our common stock to the holders of Hewlett-Packard's common stock. However, Hewlett-Packard is not obligated to complete the distribution, and we cannot assure you as to whether or when it will occur. See "Risk Factors-- Risks Related To Our Separation From Hewlett-Packard--Our business may suffer if Hewlett-Packard does not complete its distribution of our common stock."

   Hewlett-Packard has advised us that it would not complete the distribution if its board of directors determines that the distribution is no longer in the best interest of Hewlett-Packard and its stockholders. Hewlett-Packard has further advised us that it currently expects that the principal factors that it would consider in determining whether and when to complete the distribution include:

  . the relative market prices of our common stock and Hewlett-Packard's common stock;

  . the absence of any court orders or regulations prohibiting or restricting the completion of the distribution; and

  . other conditions affecting the businesses of Agilent Technologies or Hewlett-Packard.

                                USE OF PROCEEDS

   We estimate that our net proceeds from this offering will be about $   ,
based on an assumed initial public offering price of $   per share. The net
proceeds of this offering, including net proceeds received from any exercise of the U.S. underwriters' over-allotment option, will be paid to Hewlett-Packard as a dividend to be declared prior to the offering. In November 1999,
Hewlett-Packard will make a $   cash payment to us under the terms of the
master separation and distribution agreement in connection with our initial funding. See "Arrangements between Agilent Technologies and Hewlett-Packard-- Master Separation and Distribution Agreement."

                                DIVIDEND POLICY

   We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not anticipate paying any cash dividends in the foreseeable future.

                                CAPITALIZATION

   Set forth below is our actual capitalization at April 30, 1999, our unaudited pro forma capitalization that gives effect to the pro forma adjustments described in "Unaudited Pro Forma Condensed Financial Statements," and our unaudited pro forma as adjusted capitalization that gives further effect to the receipt and application of the net proceeds of this offering. You should read the information set forth below together with "Selected Financial Data," "Unaudited Pro Forma Condensed Financial Statements," our historical consolidated financial statements and the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                            April 30, 1999
                                                       -------------------------
                                                               Pro    Pro Forma
                                                       Actual Forma  As Adjusted
                                                       ------ ------ -----------
                                                             (in millions)
Stockholders' Equity:
  Preferred stock..................................... $   -- $   --   $   --
  Common stock........................................     --     --
  Additional paid-in capital..........................     --  3,992
  Stockholder's net investment........................  3,162     --       --
                                                       ------ ------   ------
    Total stockholders' equity........................  3,162  3,992    3,992
                                                       ------ ------   ------
    Total capitalization.............................. $3,162 $3,992   $3,992
                                                       ====== ======   ======

                            SELECTED FINANCIAL DATA

   The following table presents our selected historical financial data. The information set forth below should be read in conjunction with "Unaudited Pro Forma Condensed Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and notes thereto included elsewhere in this prospectus. The consolidated statement of earnings data set forth below for the years ended October 31, 1996, 1997 and 1998 and the consolidated balance sheet data as of October 31, 1997 and 1998 are derived from, and are qualified by reference to, our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of earnings data for the years ended October 31, 1994 and 1995 and the consolidated balance sheet data as of October 31, 1994, 1995 and 1996 are derived from our unaudited consolidated financial data that is not included in this prospectus. The consolidated statement of earnings data for the six month periods ended April 30, 1998 and 1999 and the consolidated balance sheet data as of April 30, 1999 are derived from unaudited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, include all adjustments, consisting only of normal and recurring accruals, that are necessary for a fair presentation of our financial position and results of operations for these periods.

   The historical financial information may not be indicative of our future performance and does not reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented. Statement of earnings data for the year ended October 31, 1998 include pre-tax restructuring charges of approximately $163 million. Of this amount, cost of products and services includes $138 million, research and development includes $7 million and selling, general and administrative includes $18 million. See Note 8 of notes to consolidated financial statements.

   Our net revenue presented below differs from the net revenue associated with our businesses previously reported by Hewlett-Packard primarily because intercompany sales to Hewlett-Packard are accounted for as third-party transactions in the financial data below, but have been eliminated in information previously reported by Hewlett-Packard.

                                                                    Six Months
                               Years Ended October 31,            Ended April 30,
                          --------------------------------------  ----------------
                           1994    1995    1996    1997    1998    1998     1999
                          ------  ------  ------  ------  ------  -------  -------
                                 (in millions, except per share data)
Consolidated Statement
 of Earnings Data:
Net revenue.............  $5,546  $6,595  $7,379  $7,785  $7,952  $ 4,090  $ 3,796
Costs and expenses:
 Cost of products and
  services..............   2,860   3,335   3,901   4,126   4,512    2,182    1,993
 Research and
  development...........     692     765     805     880     948      469      463
 Selling, general and
  administrative........   1,473   1,654   1,798   1,909   2,050    1,036      999
                          ------  ------  ------  ------  ------  -------  -------
  Total costs and
   expenses.............   5,025   5,754   6,504   6,915   7,510    3,687    3,455
                          ------  ------  ------  ------  ------  -------  -------
Earnings from
 operations.............     521     841     875     870     442      403      341
Other income (expense),
 net....................     (87)    (62)    (21)    (47)    (46)     (13)      15
                          ------  ------  ------  ------  ------  -------  -------
Earnings before taxes...     434     779     854     823     396      390      356
Provision for taxes.....     152     280     312     280     139      136      125
                          ------  ------  ------  ------  ------  -------  -------
Net earnings............  $  282  $  499  $  542  $  543  $  257  $   254  $   231
                          ======  ======  ======  ======  ======  =======  =======
Basic and diluted net
 earnings per share.....  $       $       $       $       $       $        $
                          ======  ======  ======  ======  ======  =======  =======
Average shares used in
 computing basic and
 diluted net earnings
 per share..............
                          ======  ======  ======  ======  ======  =======  =======
Unaudited pro forma
 diluted net earnings
 per share..............                                  $                $
                                                          ======           =======
Average shares used in
 computing unaudited pro
 forma diluted net
 earnings per share.....
                                                          ======           =======

                                              October 31,
                                   ---------------------------------- April 30,
                                    1994   1995   1996   1997   1998    1999
                                   ------ ------ ------ ------ ------ ---------
                                                  (in millions)
Consolidated Balance Sheet Data:
Working capital................... $1,331 $1,388 $1,449 $1,408 $1,476  $1,642
Total assets......................  3,925  4,454  4,720  5,006  4,987   5,021
Stockholder's net investment......  2,666  2,829  2,998  3,110  3,022   3,162

              UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

   The unaudited pro forma condensed financial statements set forth below consist of an unaudited pro forma condensed balance sheet as of April 30, 1999 and an unaudited pro forma condensed statement of earnings for the year ended October 31, 1998 and the six months ended April 30, 1999. The unaudited pro forma condensed balance sheet has been prepared assuming that Hewlett-Packard provided our planned initial funding and that the pending purchase of Yokogawa Electric Corporation's 25% interest in Hewlett-Packard Japan was completed on April 30, 1999. See Note 15 to our historical consolidated financial statements included elsewhere in this prospectus. The "Pro Forma As Adjusted" amounts also assume that the proceeds from the offering had been received and the related dividend to Hewlett-Packard had been paid on April 30, 1999.

   The unaudited pro forma condensed statement of earnings has been prepared assuming that the pending purchase of Yokogawa's 25% interest and the offering occurred on November 1, 1997. The unaudited pro forma condensed balance sheet is not intended to represent what our financial position would actually have been had these events occurred on April 30, 1999 or to project our financial position for any future date. Similarly, the unaudited pro forma condensed statement of earnings is not intended to represent what our operating results would actually have been for the periods indicated or to project our operating results for any future period. We do not expect that the incremental costs related to our transitional services agreements with Hewlett-Packard will be material to our consolidated financial statements. Other changes to our cost structure resulting from our separation from Hewlett-Packard are not determinable. The pro forma adjustments are based upon currently available information and certain assumptions that management believes are reasonable. These unaudited pro forma condensed financial statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

                                                   April 30, 1999
                          -------------------------------------------------------------------
                                 Adjustments                          Adjustments
                                 for Initial   Adjustments              for the    Pro Forma
                          Actual   Funding     for Purchase Pro Forma  Offering   As Adjusted
                          ------ -----------   ------------ --------- ----------- -----------
                                                    (in millions)
Assets
Current assets:
 Cash and cash
  equivalents...........  $   --   $   913 (A)     $ --      $  913       $   (D)   $  913
                                                                              (D)
 Accounts receivable....   1,211      (791)(A)       --         420        --          420
 Inventory..............   1,466        --           --       1,466        --        1,466
 Other current assets...     455       (27)(A)       --         428        --          428
                          ------   -------         ----      ------       ---       ------
 Total current assets...   3,132        95           --       3,227        --        3,227
Property, plant and
 equipment, net.........   1,435        --           53 (C)   1,488        --        1,488
Other assets............     454        --          181 (C)     635        --          635
                          ------   -------         ----      ------       ---       ------
 Total assets...........  $5,021   $    95         $234      $5,350       $--       $5,350
                          ======   =======         ====      ======       ===       ======
Liabilities and
 stockholders' equity
Current liabilities:
 Accounts payable.......  $  403     $(301)(A)     $ --      $  102       $--       $  102
 Employee compensation
  and benefits..........     556      (147)(A)       --         409        --          409
 Deferred revenue.......     231        --           --         231        --          231
 Other accrued
  liabilities...........     300       (47)(A)       --         253        --          253
                          ------   -------         ----      ------       ---       ------
 Total current
  liabilities...........   1,490      (495)          --         995        --          995
Other liabilities.......     369        14 (A)      (20)(C)     363        --          363
Stockholders' equity:
 Preferred stock........      --        --           --          --        --           --
 Common stock...........      --        -- (B)       --          --           (D)
 Additional paid-in
  capital...............      --       576 (A)      254 (C)   3,992           (D)
                                     3,162 (B)                                (D)
 Stockholder's net
  investment............   3,162    (3,162)(B)       --          --        --           --
                          ------   -------         ----      ------       ---       ------
 Total stockholders'
  equity................   3,162       576          254       3,992        --        3,992
                          ------   -------         ----      ------       ---       ------
 Total liabilities and
  stockholders' equity..  $5,021   $    95         $234      $5,350       $--       $5,350
                          ======   =======         ====      ======       ===       ======

              UNAUDITED PRO FORMA CONDENSED STATEMENT OF EARNINGS

                                                             Six Months Ended April 30,
                          Year Ended October 31, 1998                   1999
                          ------------------------------    -----------------------------
                                  Adjustments                      Adjustments
                                      for                              for
                          Actual   Purchase    Pro Forma    Actual  Purchase    Pro Forma
                          ------  -----------  ---------    ------ -----------  ---------
                                   (in millions, except per share amounts)
Net revenue:
 Products...............  $6,794     $ --       $6,794      $3,185    $ --       $3,185
 Services...............   1,158       --        1,158         611      --          611
                          ------     ----       ------      ------    ----       ------
 Total net revenue......   7,952       --        7,952       3,796      --        3,796
                          ------     ----       ------      ------    ----       ------
Costs and expenses:
 Cost of products.......   3,807       --        3,807       1,623      --        1,623
 Cost of services.......     705       --          705         370      --          370
 Research and
  development...........     948       --          948         463      --          463
 Selling, general and
  administrative........   2,050       18 (E)    2,068         999       9 (E)    1,008
                          ------     ----       ------      ------    ----       ------
 Total costs and
  expenses..............   7,510       18        7,528       3,455       9        3,464
                          ------     ----       ------      ------    ----       ------
Earnings from
 operations.............     442      (18)         424         341      (9)         332
Other income (expense),
 net....................     (46)      14 (F)      (32)         15       1 (F)       16
                          ------     ----       ------      ------    ----       ------
Earnings before taxes...     396       (4)         392         356      (8)         348
Provision for taxes.....     139       --          139         125      --          125
                          ------     ----       ------      ------    ----       ------
Net earnings............  $  257     $ (4)      $  253      $  231    $ (8)      $  223
                          ======     ====       ======      ======    ====       ======
Net earnings per share:
 Basic..................  $                     $     (G)   $                    $      (G)
                          ======                ======      ======               ======
 Diluted................  $                     $     (G)   $                    $      (G)
                          ======                ======      ======               ======
Average shares used in
 computing net earnings
 per share:
 Basic..................                               (G)                              (G)
                          ======                ======      ======               ======
 Diluted................                               (G)                              (G)
                          ======                ======      ======               ======

          NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

(A) Reflects our initial funding from Hewlett-Packard that will occur on or about November 1, 1999. If the initial funding had occurred on April 30, 1999, we would have received $913 million from Hewlett-Packard. Hewlett-Packard will retain some of our assets and liabilities, and will transfer to us some of the assets and liabilities related to its business. The actual amount received from Hewlett-Packard will differ based on Hewlett-Packard's and our assets and liabilities as of October 31, 1999.

(B) Reflects the incorporation of Agilent Technologies in May 1999, the issuance of 10 million shares of $.01 par value common stock and the transfer of Hewlett-Packard's net investment in Agilent Technologies to additional paid-in capital.

(C) Reflects our pending purchase of Yokogawa's 25% interest in Hewlett-Packard Japan, which will be funded by Hewlett-Packard. For purposes of this pro forma presentation, management has allocated $254 million of the Hewlett-Packard Japan purchase price to our business and we have allocated this amount as follows: minority interest--$20 million, land--$53 million and goodwill--$181 million. This preliminary allocation will be refined upon the completion of an independent valuation.

(D) Reflects the net proceeds from the offering and the subsequent payment of the dividend to Hewlett-Packard, assuming no exercise of the U.S. underwriters' over-allotment option.

(E) Reflects amortization of the goodwill created from the pending purchase of Yokogawa's 25% interest in Hewlett-Packard Japan over 10 years.

(F) Reflects the elimination of Yokogawa's share of earnings in Hewlett-Packard Japan.

(G) Basic pro forma net earnings per share is calculated based on common stock
    outstanding of    shares upon completion of the offering. Diluted pro
    forma net earnings per share assumes that % of the outstanding Hewlett-Packard options held by Agilent Technologies' employees are assumed by Agilent Technologies. The actual number of Hewlett-Packard options assumed by Agilent Technologies will not be determined until individual employees make an election to amend their Hewlett-Packard options in January 2000. See "Arrangements Between Agilent Technologies and Hewlett-Packard-- Employee Matters Agreement." Unaudited pro forma diluted net earnings per share would be $ if % of the outstanding Hewlett-Packard options are assumed and $ if % of the outstanding Hewlett-Packard options are assumed.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results contemplated by these forward-looking statements due to certain factors, including those discussed below and elsewhere in this prospectus.

Overview

   Separation from Hewlett-Packard

   On March 2, 1999, Hewlett-Packard announced a plan to create a separate company, subsequently named Agilent Technologies, that comprises Hewlett-Packard's test and measurement, semiconductor products, healthcare solutions and chemical analysis businesses, related portions of Hewlett-Packard Laboratories, and associated infrastructure. After the completion of this
offering, Hewlett-Packard will own approximately   % of our outstanding common
stock, assuming no exercise of the U.S. underwriters' over-allotment option. Hewlett-Packard has also announced its intention to distribute to its stockholders all of its remaining interest in us by the middle of calendar year 2000. Hewlett-Packard and we have entered into various agreements related to certain interim and ongoing relationships between the two companies. For a description of these agreements, see "Arrangements Between Hewlett-Packard and Agilent Technologies."

   Agilent Technologies' Businesses

   We were incorporated in Delaware in May 1999 as a wholly owned subsidiary of Hewlett-Packard. Our businesses historically have been operated as internal units of Hewlett-Packard. Hewlett-Packard has agreed to transfer to us prior to the completion of this offering, substantially all of the assets and liabilities relating to our businesses. We expect that the transfer of these assets and liabilities will be substantially complete by the closing date of this offering. In connection with our initial funding, Hewlett-Packard will retain a portion of our assets and will transfer to us some of the assets and liabilities related to its businesses. For a description of these retained amounts, see "Unaudited Pro Forma Condensed Financial Statements."

   We have entered into agreements with Hewlett-Packard under which Hewlett-Packard will provide services to us during a transition period after the separation. The agreements relate primarily to building services, information technology services and accounting and finance services. Under these agreements, we will reimburse Hewlett-Packard for its cost of the service plus 5%. The transition period varies depending on the agreement but is generally less than two years. Some of the agreements, including those for building services and information technology services, may be extended beyond the initial transition period. If these agreements are extended, we would reimburse Hewlett-Packard at its cost plus 10% for information technology services and most other services and at negotiated market rates for building services. The agreements do not necessarily reflect the costs of obtaining the services from unrelated third parties or of our providing the applicable services ourselves. However, we believe that purchasing these services from Hewlett-Packard provides us with an efficient means of obtaining these services during the transition period. In addition, we will provide some transition services to Hewlett-Packard, for which we will be reimbursed at our cost plus 5%.

   We must also negotiate new agreements with various third parties as a separate, stand-alone entity. There can be no assurance that the terms we will be able to negotiate for these agreements will be as favorable as those we enjoyed as part of Hewlett-Packard. In addition, as part of Hewlett-Packard, we benefited from various economies of scale including shared global administrative functions, facilities and volume purchase discounts. We expect that our costs and expenses will increase as a result of the loss of these economies of scale, although the amount is not determinable at this time.

   Hewlett-Packard has been and is expected to continue to be a significant customer. In recent periods, sales to Hewlett-Packard represented approximately 9% of our net revenue and approximately 35% of the net revenue of our semiconductor products business.

   Basis of Presentation

   Our fiscal year end is October 31 and our fiscal quarters end on January 31, April 30 and July 31. Unless otherwise stated, all years and dates refer to our fiscal year and fiscal periods.

   Our consolidated financial statements have been carved out from the consolidated financial statements of Hewlett-Packard using the historical results of operations and historical bases of the assets and liabilities of the Hewlett-Packard businesses that our company comprises. The consolidated financial statements also include allocations to us of certain Hewlett-Packard corporate assets, including pension assets; liabilities, including profit sharing, pension and non-qualified deferred compensation obligations; and expenses, including centralized research and development, legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other Hewlett-Packard corporate and infrastructure costs. The expense allocations have been determined on bases that Hewlett-Packard and we considered to be a reasonable reflection of the utilization of the services provided to us or the benefit received by us. The expense allocation methods included relative sales, headcount, square footage, transaction processing costs, adjusted operating expenses and others.

   The financial information presented in this prospectus is not indicative of our financial position, results of operations or cash flows in the future nor is it necessarily indicative of what our financial position, results of operations or cash flows would have been had we been an independent, stand-alone entity for the periods presented. The financial information presented in this prospectus does not reflect the many significant changes that will occur in our funding and operations as a result of our becoming a stand-alone entity, the offering and the distribution.

   1998 Restructuring

   During 1998, we committed to transfer the production of eight-inch semiconductor wafers to a third party contractor. We also undertook employee reductions through voluntary severance programs related to this transfer as well as actions related to other businesses. Approximately 1,650 employees accepted the voluntary severance incentive packages by the October 31, 1998 deadline. We recorded pre-tax charges of approximately $163 million related to these restructuring actions. Of this amount, $138 million was included in cost of products, $7 million was included in research and development expense and $18 million was included in selling, general and administrative expense in the 1998 consolidated statement of earnings. The restructuring costs included approximately $78 million related to employee severance under the voluntary severance incentive plans and $85 million related to non-cash asset impairments, primarily machinery and equipment, resulting from the restructuring actions. In the six months ended April 30, 1999, approximately $65 million of employee severance costs were paid. The remaining severance costs of $13 million are expected to be paid by October 31, 1999. We expect future benefits from the restructuring to be reflected primarily in cost of products and to a lesser extent in operating expenses.

   Cyclical Business

   Many of the industries and markets into which we sell our products and services are cyclical, causing a corresponding impact on our financial results. Shifts in the semiconductor market, electronics industry and computer industry, as well as rapidly shifting global economic conditions, have had significant impacts on our business. Additionally, as a capital equipment provider, our revenue is driven by the capital expenditure budgets and spending patterns of our customers who often delay or accelerate purchases in reaction to variations in their business. We expect our business to remain cyclical when we operate as a separate, stand-alone entity. Given that a high proportion of our costs are fixed, variability in revenue as a result of these business cycles could disproportionately affect our quarterly and annual results.

   Economic Conditions in Asia

   Beginning in the second half of 1998 and continuing into the first half of 1999, our revenue and operating results declined as a result of the downturn in Asian economies, particularly Korea and Japan. Many of our major customers, particularly those in the semiconductor and electronics industries, delayed or canceled purchases of our products. This had a significant impact on us, particularly our test and measurement business.

   Impact of Foreign Currencies

   We sell our products in many countries and a substantial portion of our sales and a portion of our costs and expenses are denominated in foreign currencies, especially in the Japanese yen and the German mark. In 1997 compared to 1996 and in 1998 compared to 1997, the U.S. dollar strengthened significantly against the Japanese yen and the German mark. This had an adverse affect on our net revenue growth and a favorable impact on our operating expense growth in these periods. In the first half of 1999 compared to the first half of 1998, the U.S. dollar weakened against these currencies, which had a favorable impact on our net revenue growth and an adverse effect on our operating expense growth. Our currency exposures historically have been hedged as part of Hewlett-Packard's global hedging program, which is designed to minimize exposure to foreign currency fluctuations. We expect to implement a similar hedging program upon our separation from Hewlett-Packard.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in our balance sheet and measurement of those instruments at fair value. The statement is effective for fiscal years beginning after June 15, 2000. We will adopt the standard no later than the first quarter of fiscal year 2001 and we are in the process of determining the impact that adoption will have on our consolidated financial statements.

Results of Operations

   Six Months ended April 30, 1998 and 1999

   Our results of operations for the six months ended April 30, 1998 and 1999 in dollars and as a percentage of total net revenue follow.

                                            Six Months Ended April 30,
                                        -------------------------------------
                                                                   As a
                                                               Percentage of
                                                                 Total Net
                                               Dollars            Revenue
                                        ---------------------- --------------
                                           1998        1999     1998    1999
                                        ----------  ---------- ------  ------
                                        (dollars in millions)
Net revenue:
 Products.............................. $    3,532  $    3,185   86.4%   83.9%
 Services..............................        558         611   13.6    16.1
                                        ----------  ---------- ------  ------
  Total net revenue....................      4,090       3,796  100.0   100.0
                                        ----------  ---------- ------  ------
Costs and expenses:
 Cost of products......................      1,829       1,623   44.7    42.8
 Cost of services......................        353         370    8.6     9.7
 Research and development..............        469         463   11.5    12.2
 Selling, general and administrative...      1,036         999   25.3    26.3
                                        ----------  ---------- ------  ------
  Total costs and expenses.............      3,687       3,455   90.1    91.0
                                        ----------  ---------- ------  ------
Earnings from operations...............        403         341    9.9     9.0
Other income (expense), net............        (13)         15    (.4)     .4
                                        ----------  ---------- ------  ------
Earnings before taxes..................        390         356    9.5     9.4
Provision for taxes....................        136         125    3.3     3.3
                                        ----------  ---------- ------  ------
Net earnings........................... $      254  $      231    6.2%    6.1%
                                        ==========  ========== ======  ======
Cost of products as a percentage of
 products revenue......................                          51.8%   51.0%
Cost of services as a percentage of
 services revenue......................                          63.3    60.6

   Net revenue

   Net revenue consists of revenue from sales of products and services net of trade discounts and allowances and includes revenue from sales to Hewlett-Packard. We recognize revenue from product sales at the time we ship the product to the customer or on installation and customer acceptance, if the acceptance criteria are substantive. Services include hardware and software support and maintenance, rentals, consulting and education. We recognize revenue from services over the contractual period or as services are rendered and accepted by the customer.

   Our total net revenue decreased 7.2% in the first half of 1999 compared to the first half of 1998. In the first half of 1999, net revenue from products decreased 9.8%, while net revenue from services increased 9.5% compared to the first half of 1998. In 1999, United States revenue decreased 8.7% to $1.7 billion while international revenue decreased 6.0% to $2.1 billion. International revenue was negatively affected by the ongoing weakness in economic conditions throughout Asia, particularly in Korea and Japan, and particularly in the first quarter of 1999. Many of our United States customers were also negatively affected by conditions in Asia. General weakness in the semiconductor industry also negatively affected our revenue. These effects were particularly significant in our test and measurement business. Net revenue in the second quarter of 1999 increased 12.5% over the first quarter of 1999, reflecting improvement in economic conditions in Asia.

   Earnings from operations

   Earnings from operations decreased 15.4% in the first half of 1999 compared to the first half of 1998. First quarter earnings from operations decreased 62.0% while second quarter earnings from operations increased

75.2% compared to the same periods in the prior year. The decrease in earnings from operations in the first half of 1999 was substantially a result of lower net revenue. The impact of the lower net revenue was partially offset by a reduction of costs and expenses resulting from the 1998 restructuring, particularly in the second quarter of 1999.

   Cost of products and services consists of costs of manufacturing products and providing services. These include materials, costs of third party contract manufacturers, salaries and related expenses for manufacturing and service personnel, distribution costs, warranty costs, depreciation of manufacturing equipment and overhead allocations for facilities expenses and information technology services.

   Cost of products and services as a percentage of net revenue decreased .8 percentage points in the first half of 1999 from the first half of 1998. Costs of semiconductor products decreased significantly as a percentage of net revenue due primarily to cost improvements resulting from the 1998 restructuring. This improvement was substantially offset by increased costs as a percentage of net revenue in all other businesses.

   Operating expenses include research and development and selling, general and administrative expenses. Research and development expenses include salaries and related expenses of engineers and related engineering support personnel, initial tooling, project materials, depreciation on equipment used in research and development and an allocation of facilities expenses and information technology services. Selling, general and administrative expenses include salaries and related expenses for sales, account management, marketing, administrative, finance, legal, human resources and executive personnel, commissions, costs and expenses for marketing programs and trade shows, fees for professional services, costs of accounting and internal control systems, costs of patents, goodwill amortization and allocations for facilities expenses and information technology services.

   Although operating expenses decreased in the first half of 1999, operating expenses as a percentage of net revenue increased by 1.7 percentage points in the first half of 1999 compared to the first half of 1998 as a result of lower net revenue. Research and development expenses were essentially unchanged in the first half of 1999 compared to the same period of 1998. In the first half of 1999, selling, general and administrative expenses decreased 3.6% compared to the first half of 1998. The 1998 restructuring contributed to this decrease.

   We expect to benefit from lower operating expenses in future periods as a result of the 1998 restructuring. However, the positive impact of the 1998 restructuring may be offset by increases in operating expenses resulting from our operating as a separate, stand-alone entity.

   Our effective tax rate, calculated on a separate return basis, for the first half of 1999 was 35.0%. The rate is based on estimates of our earnings before taxes in the various tax jurisdictions in which we operate throughout the world. While changes in our mix of earnings before taxes in these tax jurisdictions can cause our effective tax rate to fluctuate, we currently expect our effective tax rate to remain at approximately 35% for the remainder of 1999 and in 2000. From separation through the distribution, our tax liability will be determined in accordance with our tax sharing agreement with Hewlett-Packard.

Test and Measurement

                                                           Six Months Ended
                                                               April 30,
                                                         ----------------------
                                                            1998        1999
                                                         ----------  ----------
                                                         (dollars in millions)
   Net revenue.......................................... $    2,149  $    1,853
   Earnings from operations.............................        278         149
    As a percentage of net revenue......................       12.9%        8.0%

   Net revenue

   Net revenue from our test and measurement business decreased 13.8% in the first half of 1999 compared to the first half of 1998 primarily due to the impact of economic conditions in Asia and the broad downturn in the semiconductor industry on our customers. Revenue from sales of products to our customers in Asia decreased to approximately 29% of our test and measurement business' net revenue in the first half of 1999 from approximately 33% of net revenue in the first half of 1998. These decreases were partially offset by increased sales of communications test products as a result of the rapidly growing demand for greater bandwidth and new services.

   Earnings from operations

   Earnings from operations from our test and measurement business decreased 46.4% in the first half of 1999 from the first half of 1998 as a result of lower net revenue partially offset by lower costs and expenses.

   Cost of products and services as a percentage of net revenue increased 1.3 percentage points in the first half of 1999 compared to the first half of 1998. The increase was attributable to lower volumes of products sold, primarily wireless communication test equipment and automated test equipment, and to higher support and services revenue and the associated higher cost of this revenue. This increase was partially offset by cost savings resulting from the 1998 restructuring.

   Operating expenses as a percentage of net revenue increased 3.6 percentage points in the first half of 1999 compared to the first half of 1998 as a result of lower net revenue despite lower levels of expenses. Continued savings from cost reduction programs initiated in the second half of 1998 resulted in significant decreases in some components of both research and development and selling, general and administrative expenses. Research and development expenses decreased 5.4% in the first half of 1999 from the first half of 1998. Selling, general and administrative expenses decreased 7.2% in the first half of 1999 compared to the first half of 1998.

   Semiconductor Products

                                                           Six Months Ended
                                                               April 30,
                                                         ----------------------
                                                            1998        1999
                                                         ----------  ----------
                                                         (dollars in millions)
   Net revenue.......................................... $      795  $      773
   Earnings from operations.............................         20          64
    As a percentage of net revenue......................        2.5%        8.3%

   Net revenue

   Net revenue from our semiconductor products business decreased 2.8% in the first half of 1999 compared to the first half of 1998, due to the sale of its power amplifier business. If net revenue in the first half of 1998 were adjusted to exclude revenue of the power amplifier business, net revenue would have increased by 2.4% over the comparable prior period. Net revenue from ASICs, fiber optic products, motion control products and high-speed networking products grew. Sales to Hewlett-Packard accounted for 35.4% of net revenue from the semiconductor products business in the first half of 1998 and 36.9% of net revenue in the first half of 1999.

   We expect sales of PA-RISC microprocessors to Hewlett-Packard to be reduced from estimated revenue of $65 million in fiscal 1999 to estimated revenue of less than $10 million in 2000 as Hewlett-Packard sources these products from an alternate supplier. We currently do not expect to incur any incremental costs related to winding down the microprocessor business. Although we expect that the loss of revenue associated with the microprocessor business will have a negative impact on our net revenue growth rates in the short term, we believe this negative impact will not have a material effect on our consolidated results of operations.

   We have entered into a memorandum of understanding to expand our existing joint venture relationship with Royal Philips Electronics, N.V. If this transaction is completed, we expect to move a portion of our light-emitting diode (LED) business into the joint venture. Since we will have less than a majority ownership in the joint venture, our related LED business revenue will no longer be consolidated in our results. Instead, we will record our proportion of the joint venture's net earnings in other income.

   Earnings from operations

   Earnings from operations from our semiconductor products business increased 220.0% in the first half of 1999 from the first half of 1998 despite lower net revenue primarily due to the cost savings resulting from the 1998 restructuring.

   As a percentage of net revenue, cost of products decreased 6.1 percentage points in the 1999 period compared to the 1998 period. A substantial portion of this improvement was the result of the 1998 restructuring. Decreases in cost of products also resulted from a more profitable product mix, specifically higher volumes of fiber optic communications products, motion control devices and microprocessors.

   Operating expenses as a percentage of net revenue were essentially unchanged in the first half of 1999 compared to the first half of 1998. Research and development expenses increased 3.2% in the first half of 1999 from the first half of 1998 reflecting increased investments in the fast growing fiber optics and high-speed networking businesses. Lower marketing expenses largely accounted for the 6.5% decrease in selling, general and administrative expense.

   Healthcare Solutions

                                                           Six Months Ended
                                                               April 30,
                                                         ----------------------
                                                            1998        1999
                                                         ----------  ----------
                                                         (dollars in millions)
   Net revenue.......................................... $      676  $      671
   Earnings from operations.............................         56          45
    As a percentage of net revenue......................        8.3%        6.7%

   Net revenue

   Net revenue from our healthcare solutions business was essentially unchanged in the first half of 1999 from the comparable period in 1998. In the first half of 1999, higher net revenue from cardiology products was offset by lower net revenue from ultrasound imaging and patient monitoring products. The lower revenue in these product lines was caused by internal production constraints resulting from our transition to a new enterprise resource planning system in November 1998 at our Andover, Massachusetts facility. The implementation of the new enterprise resource planning system is now complete, and we do not anticipate further problems.

   Earnings from operations

   Earnings from operations from our healthcare solutions business decreased 19.6% in the first half of 1999 compared to the first half of 1998 substantially as a result of higher expenses, primarily attributable to our acquisition of Heartstream, Inc. in 1998. Research and development expense increased 6.5% largely as a result of our efforts to develop new automatic external defibrillator products. Selling, general and administrative expense increased by 3.1% due to amortization of goodwill associated with the Heartstream acquisition.

   Chemical Analysis

                                                           Six Months Ended
                                                               April 30,
                                                         ----------------------
                                                            1998        1999
                                                         ----------  ----------
                                                         (dollars in millions)
   Net revenue.......................................... $      470  $      499
   Earnings from operations.............................         46          64
    As a percentage of net revenue......................        9.8%       12.8%

   Net revenue

   Net revenue from our chemical analysis business increased 6.2% in the first half of 1999 over the first half of 1998. This growth was generated primarily by pricing promotions across all product lines and a 13.5% increase in services revenue. In addition, strong demand in the pharmaceutical industry led to increased sales of our liquid chromatography products.

   Earnings from operations

   Earnings from operations from our chemical analysis business increased 39.1% in the first half of 1999 compared to the first half of 1998 largely due to higher net revenue, partially offset by small increases in costs and expenses.

   Cost of products and services as a percentage of net revenue decreased 2.4 percentage points in the first half of 1999 compared to the first half of 1998. The improvements were due to productivity improvements within the services business and higher volumes and greater manufacturing efficiencies in our mass spectrometer and liquid chromatography product lines. In addition, warranty costs were lower in the first half of 1999 than in the first half of 1998.

   Operating expenses as a percentage of net revenue decreased .6 percentage points in the first half of 1999 compared to the first half of 1998 primarily as a result of higher net revenue. Research and development expense increased 10.8% in the first half of 1999 from the first half of 1998 because of increased investments in our microfluidics program. Microfluidics is the manipulation of minute quantities of fluids for research purposes. Selling, general and administrative expense was essentially the same in both periods.

Years ended October 31, 1996, 1997 and 1998

   Our results of operations for the years ended October 31, 1996, 1997 and 1998 in dollars and as a percentage of total net revenue follow.

                                         Years Ended October 31,
                                  -------------------------------------------
                                                           As a Percentage
                                                                 of
                                        Dollars           Total Net Revenue
                                  ----------------------  -------------------
                                   1996    1997    1998   1996   1997   1998
                                  ------  ------  ------  -----  -----  -----
                                     (in millions)
Net revenue:
 Products........................ $6,440  $6,754  $6,794   87.3%  86.8%  85.4%
 Services........................    939   1,031   1,158   12.7   13.2   14.6
                                  ------  ------  ------  -----  -----  -----
  Total net revenue..............  7,379   7,785   7,952  100.0  100.0  100.0
                                  ------  ------  ------  -----  -----  -----
Costs and expenses:
 Cost of products................  3,327   3,455   3,807   45.1   44.4   47.9
 Cost of services................    574     671     705    7.8    8.6    8.8
 Research and development........    805     880     948   10.9   11.3   11.9
 Selling, general and
  administrative.................  1,798   1,909   2,050   24.3   24.5   25.8
                                  ------  ------  ------  -----  -----  -----
  Total costs and expenses.......  6,504   6,915   7,510   88.1   88.8   94.4
                                  ------  ------  ------  -----  -----  -----
Earnings from operations.........    875     870     442   11.9   11.2    5.6
Other income (expense), net......    (21)    (47)    (46)   (.4)   (.6)   (.6)
                                  ------  ------  ------  -----  -----  -----
Earnings before taxes............    854     823     396   11.5   10.6    5.0
Provision for taxes..............    312     280     139    4.2    3.6    1.8
                                  ------  ------  ------  -----  -----  -----
Net earnings..................... $  542  $  543  $  257    7.3%   7.0%   3.2%
                                  ======  ======  ======  =====  =====  =====

Cost of products as a percentage
 of products revenue.............                          51.7%  51.2%  56.0%
Cost of services as a percentage
 of services revenue.............                          61.1   65.1   60.9

  Net revenue

   Our total net revenue increased 5.5% in 1997 from 1996 and 2.1% in 1998 from 1997. The increase in 1997 from 1996 was driven primarily by our test and measurement business, which contributed over half of our total net revenue. The increase in 1998 from 1997 reflects improvements from our other three businesses, substantially offset by decreased revenue in our test and measurement business. United States revenue increased 2.1% to $3.4 billion in 1997 and increased 6.6% in 1998 to $3.6 billion. International revenue increased 8.3% to $4.4 billion in 1997 and decreased 1.3% to $4.3 billion in 1998. Economic conditions in Asia adversely affected revenue from sales of our products and services to customers in Japan and Korea, particularly in the last three quarters of 1998, and also reduced revenue from other parts of the world. Our product revenue was also affected by the global weakness in the semiconductor industry. Product revenue increased 4.9% in 1997 from 1996 and was essentially unchanged in 1998 from 1997. Revenue from services grew 9.8% in 1997 from 1996 and 12.3% in 1998 from 1997 as a result of increases in our installed base, primarily in test and measurement.

  Earnings from operations

   Earnings from operations was essentially unchanged in 1997 from 1996 and decreased 49.2% in 1998 from 1997. Slightly higher net revenue in 1998 as compared to 1997 was offset by significantly higher costs and expenses, including the charges related to the 1998 restructuring.

   As a percentage of net revenue, cost of products and services was essentially unchanged in 1997 from 1996 and increased 3.7 percentage points in 1998 from 1997. The increase in 1998 was a result of lower volumes and less profitable product mix in the test and measurement business and costs associated with the 1998 restructuring.

   Operating expenses as a percentage of net revenue increased .6 percentage points in 1997 from 1996 and 1.9 percentage points in 1998 from 1997. The increase in 1997 and 1998 reflects higher expenses offset by higher net revenue.

   Research and development expenses increased 9.3% in 1997 compared to 1996 and 7.7% in 1998 compared to 1997. The increases in 1997 and 1998 reflect ongoing investments in new products and new technologies, primarily in test and measurement and semiconductor products. Selling, general and administrative expenses grew 6.2% in 1997 and 7.4% in 1998. The 1998 increase reflects the acquisition of Heartstream. For both years, the expense growth reflects increased selling costs related to revenue growth and increased marketing program costs associated with our continued introduction of new products and the expansion of our support capabilities. The growth rate in operating expenses, exclusive of the 1998 restructuring costs, decreased significantly in the second half of 1998 due to our cost reduction programs that reduced certain variable costs such as travel and discretionary marketing programs.

   Our effective tax rate was 36.5% in 1996, 34.0% in 1997 and 35.0% in 1998. The primary reason for the fluctuation in our tax rate is the change in the mix of our earnings in various tax jurisdictions throughout the world.

   Test and Measurement

                                                      Years Ended October 31,
                                                      -------------------------
                                                       1996     1997     1998
                                                      -------  -------  -------
                                                       (dollars in millions)
   Net revenue....................................... $ 3,823  $ 4,203  $ 4,100
   Earnings from operations..........................     606      674      348
    As a percentage of net revenue...................    15.9%    16.0%     8.5%

  Net revenue

   Net revenue from our test and measurement business grew 9.9% in 1997 from 1996 and declined 2.5% in 1998 from 1997. The increase in 1997 from 1996 primarily reflected significant growth in sales to global wireless communications customers. Additional revenue growth resulted from investments in increased capacity and capability by contract manufacturers, which resulted in increased sales of our automated semiconductor test and automated manufacturing test products. Sales of our communications test systems and instruments also increased.

   Results in 1998 reflected weak economic conditions in Asia, which represented approximately 31% of test and measurement's total net revenue in 1998 compared to approximately 36% in 1997 and approximately 36% in 1996. A slowdown in the semiconductor industry in mid-1998, which was partially caused by the economic conditions in Asia, also reduced our revenue growth. Competitive pressure increased because of these conditions and in some cases, we granted higher than normal pricing discounts and allowances. These revenue trends were partially offset by increased sales of products for development and deployment of higher bandwidth and optical networks. In addition, services revenue increased 18.6% in 1998 from 1997.

  Earnings from operations

   Earnings from operations from our test and measurement business increased 11.2% in 1997 from 1996 and decreased 48.4% in 1998 from 1997. The increase in 1997 from 1996 primarily reflects higher net revenue. The decrease in 1998 from 1997 reflects a combination of lower net revenue and higher costs and expenses, including the costs of the 1998 restructuring.

   Cost of products and services as a percentage of net revenue decreased .6 percentage points in 1997 from 1996. Most of this improvement was caused by higher volumes in 1997, primarily in communications products and electronic instruments. Cost of products and services as a percentage of net revenue increased 3.3 percentage points from 1997 to 1998. The increase was substantially attributable to lower volumes and less profitable product mix, primarily in wireless communications products and automated test equipment. Cost of products in 1998 included restructuring charges for employee severance and other non-recurring charges, accounting for .7 percentage points of the increase. Higher excess inventory write-offs across all product lines, as a result of the weak economic conditions in Asia and the timing of new product introductions, also contributed to the higher cost ratio in 1998.

   Operating expenses as a percentage of net revenue increased .4 percentage points in 1997 from 1996 and 4.3 percentage points in 1998 from 1997. The increase in 1997 from 1996 was due to higher expenses only partially offset by higher net revenue. The increase in 1998 from 1997 was due to a combination of lower net revenue and higher expenses.

   Research and development expense increased 15.2% in 1997 from 1996 and 10.0% in 1998 from 1997. The expense growth in 1997 from 1996 resulted from the accelerated development of products for the wireless communications market. The increase in 1998 from 1997 reflects our ongoing investment in new products. Selling, general and administrative expense increased 9.3% in 1997 from 1996 and 7.4% in 1998 from 1997. The increase in 1997 from 1996 was driven by marketing investments in the wireless communications market, as well as new marketing efforts focused on Internet service providers. In 1998, our cost reduction programs slowed overall expense growth and significantly decreased some variable operating costs. However, this was partially offset by 1998 restructuring charges for employee severance costs.

   Semiconductor Products

                                                     Years Ended October 31,
                                                     -------------------------
                                                      1996     1997     1998
                                                     -------  -------  -------
                                                      (dollars in millions)
   Net revenue...................................... $ 1,470  $ 1,479  $ 1,574
   Earnings (loss) from operations..................     125       57     (106)
    As a percentage of net revenue..................     8.5%     3.9%    (6.7)%

   Net revenue

   Net revenue from our semiconductor products business was essentially unchanged in 1997 from 1996 and increased 6.4% in 1998 from 1997. Our sales of ASICs and microprocessors in 1997 were lower as compared to 1996 because Hewlett-Packard shipped fewer workstations using these components in the first half of 1997. This decrease was offset by strong revenue growth in the fiber optics and high-speed networking areas. The strong revenue growth in these two areas continued into 1998. In addition, revenue in 1998 from sales of integrated circuits increased significantly over 1997. In the second half of 1998, revenue growth slowed due to customer anticipation of the divestiture of the power amplifier business and the decline in the wireless communications semiconductor business in Asia. Revenue from sales to Hewlett-Packard was 32.8% of net revenue in 1996, 34.2% of net revenue in 1997 and 34.5% of net revenue in 1998.

   Earnings from operations

   Earnings from operations from our semiconductor products business decreased 54.4% in 1997 from 1996 and 286.0% in 1998 from 1997. The decrease in 1997 from 1996 reflects significant growth in operating expenses while net revenue remained essentially unchanged. The decrease in 1998 from 1997 occurred despite growth in net revenue and was primarily a result of costs incurred for the 1998 restructuring.

   Cost of products as a percentage of net revenue increased 2.2 percentage points in 1997 from 1996 and 9.7 percentage points in 1998 from 1997. The increase in 1997 from 1996 was the result of lower volumes of ASIC sales to Hewlett-Packard as well as write-offs of obsolete semiconductor inventory related to wireless communications devices. Costs in 1998 include $116 million of restructuring charges. Without these charges, cost of products as a percentage of net revenue would have increased primarily as a result of lower ASIC volumes in the second half of 1998.

   Operating expenses as a percentage of net revenue increased 2.3 percentage points in 1997 from 1996 and 1.0 percentage point in 1998 from 1997. The increase in 1997 from 1996 was due primarily to higher expenses. The increase in 1998 from 1997 was due to higher expenses, including amounts related to the 1998 restructuring, partially offset by the growth in net revenue.

   Research and development expense increased 19.1% in 1997 from 1996 and 13.7% in 1998 from 1997. The increase in 1997 included increased research and development spending on semiconductor process technologies, packaging technologies and development tools. Research and development expense increased in 1998 primarily as a result of our efforts to develop high-speed networking products and advanced technology ASICs. Selling, general and administrative expense increased 4.7% in 1997 from 1996, due primarily to higher marketing costs, and increased 8.5% in 1998 from 1997. The increase in 1998 from 1997 reflects primarily the effect of one-time charges, including the 1998 restructuring.

   We expect future research and development efforts to focus on the areas of fiber optic and high-speed networking devices. Although we have had significant research and development expenses related to semiconductor process technologies in recent years, we expect to conduct future efforts through joint venture partnering arrangements and through third-party agreements, thereby reducing our research and development expenses in this area.

   Healthcare Solutions

                                                      Years Ended October 31,
                                                      -------------------------
                                                       1996     1997     1998
                                                      -------  -------  -------
                                                       (dollars in millions)
   Net revenue....................................... $ 1,244  $ 1,208  $ 1,340
   Earnings from operations..........................     106       30       62
    As a percentage of net revenue...................     8.5%     2.5%     4.6%

   Net revenue

   Net revenue from our healthcare solutions business decreased 2.9% in 1997 compared to 1996 and increased 10.9% in 1998 from 1997. The decrease in 1997 from 1996 was primarily attributable to internal product transition issues in the second half of 1997 that resulted in delays in shipments of patient monitoring and ultrasound imaging products. The increase in 1998 from 1997 was driven by strong sales of new patient monitoring systems and cardiology ultrasound imaging products, which were introduced in the second half of 1997. In addition, our entry into the automatic external defibrillator market through our acquisition of Heartstream in March 1998 provided additional revenue. The net revenue growth in 1998 from 1997 was achieved despite the negative impact from international revenue resulting from economic weakness in certain markets in Asia as well as lower healthcare system spending in parts of Europe.

   Earnings from operations

   Earnings from operations from our healthcare solutions business decreased 71.7% in 1997 from 1996 and increased 106.7% in 1998 from 1997. The decrease in 1997 from 1996 resulted from lower net revenue combined with higher costs and expenses. The increase in 1998 from 1997 was primarily due to higher net revenue, partially offset by higher costs and expenses.

   Cost of products and services as a percentage of net revenue increased by
3.6 percentage points in 1997 from 1996 and decreased by .9 percentage points in 1998 from 1997. The increase in 1997 from 1996 was driven by product transition issues in the second half of 1997 as well as manufacturing quality control issues in the second half of 1997. These factors resulted in delays in shipments of ultrasound imaging and patient monitoring products, as well as a shift in product mix to less profitable services and supplies. The decrease in 1998 from 1997 was primarily a result of higher volumes, as product transition issues and manufacturing quality control issues encountered in 1997 were resolved. The effect of higher volumes was partially offset by increased spending related to the implementation of a new worldwide quality system and the development of a new enterprise resource planning system.

   Operating expenses as a percentage of net revenue increased 2.4 percentage points in 1997 from 1996 and decreased 1.2 percentage points in 1998 from 1997. The increase in 1997 from 1996 was due to lower revenue combined with higher expenses. The decrease in 1998 from 1997 resulted primarily from higher revenue.

   Research and development expense decreased 7.0% in 1997 from 1996 and 3.0% in 1998 from 1997. The decrease in 1997 was attributable to lower initial tooling costs than in 1996 and a headcount reduction related to the closure of some product line operations. The decrease in 1998 from 1997 primarily resulted from the lower spending levels required to complete customer commitments after our divestiture of the healthcare information management business. Selling, general and administrative expense increased 8.1% in 1997 from 1996 and 11.1% in 1998 from 1997. The increase in 1997 from 1996 was due primarily to higher sales and marketing costs associated with new product introductions in patient monitoring and ultrasound imaging. The acquisition of Heartstream in March 1998 resulted in increased headcount in the sales organization and higher goodwill amortization.

   Chemical Analysis

                                                      Years Ended October 31,
                                                      -------------------------
                                                       1996     1997     1998
                                                      -------  -------  -------
                                                       (dollars in millions)
   Net revenue....................................... $   842  $   895  $   938
   Earnings from operations..........................      38       77       75
    As a percentage of net revenue...................     4.5%     8.6%     8.0%

   Net revenue

   Net revenue from our chemical analysis business increased 6.3% in 1997 from 1996 and 4.8% in 1998 from 1997. The increases resulted from strong growth in mass spectroscopy, liquid chromatography and consumables, such as columns and supplies. The increase in 1998 was achieved despite decreased revenue from products and services sold to customers in Asia as a whole and Japan in particular as a result of the economic conditions in that region. In 1998, pricing pressures increased as some competitors cut prices worldwide.

   Earnings from operations

   Earnings from operations from our chemical analysis business increased 102.6% in 1997 from 1996 and decreased 2.6% in 1998 from 1997. The increase in 1997 from 1996 resulted from higher net revenue while costs and expenses remained relatively unchanged. The decrease in 1998 from 1997 reflects higher operating expenses partially offset by higher revenue.

   As a percentage of net revenue, cost of products and services decreased by
1.4 percentage points in 1997 from 1996 and .7 percentage points in 1998 from 1997. The improvements in 1997 and 1998 were driven by revenue growth and higher volumes. In addition, cost structure improvements were achieved as we moved some production processes to contract manufacturers.

   Operating expenses as a percentage of net revenue decreased 2.7 percentage points in 1997 from 1996 and increased 1.3 percentage points in 1998 from 1997. The decrease in 1997 was due to higher net revenue and essentially unchanged expenses. The increase in 1998 from 1997 resulted from greater growth in expenses than in net revenue.

   Research and development expense decreased 5.3% in 1997 from 1996 and increased 9.7% in 1998 from 1997. The decrease in 1997 from 1996 resulted from the completion in late 1996 of major development projects that were not immediately replaced. In 1998, research and development investments increased primarily due to joint development efforts in the bio-instrumentation and microfluidics areas. Selling, general and administrative expense was unchanged in 1997 from 1996 and increased 8.2% in 1998 from 1997. The increase in 1998 was primarily due to the 1998 restructuring and higher goodwill amortization charges as a result of acquisitions in 1998 and the second half of 1997.

Quarterly Financial Results

   The following tables present our operating results for each of the ten quarters in the period ended April 30, 1999, in dollars and as a percentage of net revenue. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, all necessary adjustments, which consist only of normal and recurring accruals, have been included to present fairly the unaudited quarterly results. This data should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this prospectus. These operating results are not indicative of the results of any future period.

                                                      Quarter Ended
                          ---------------------------------------------------------------------------
                                     1997                           1998                    1999
                          -----------------------------  -----------------------------  -------------
                          Jan 31  Apr 30  Jul 31 Oct 31  Jan 31  Apr 30 Jul 31  Oct 31  Jan 31 Apr 30
                          ------  ------  ------ ------  ------  ------ ------  ------  ------ ------
                                                      (in millions)
Net revenue:
 Products...............  $1,541  $1,656  $1,619 $1,938  $1,743  $1,789 $1,583  $1,679  $1,488 $1,697
 Services...............     252     251     253    275     269     289    292     308     298    313
                          ------  ------  ------ ------  ------  ------ ------  ------  ------ ------
 Total net revenue......   1,793   1,907   1,872  2,213   2,012   2,078  1,875   1,987   1,786  2,010
                          ------  ------  ------ ------  ------  ------ ------  ------  ------ ------
Costs and expenses:
 Cost of products.......     790     835     856    974     854     975    887   1,091     792    831
 Cost of services.......     160     167     165    179     170     183    176     176     182    188
 Research and
  development...........     205     222     223    230     226     243    230     249     222    241
 Selling, general and
  administrative........     448     469     486    506     496     540    496     518     489    510
                          ------  ------  ------ ------  ------  ------ ------  ------  ------ ------
 Total costs and
  expenses..............   1,603   1,693   1,730  1,889   1,746   1,941  1,789   2,034   1,685  1,770
                          ------  ------  ------ ------  ------  ------ ------  ------  ------ ------
Earnings (loss) from
 operations.............     190     214     142    324     266     137     86     (47)    101    240
Other income (expense),
 net....................     (19)    (14)     --    (14)    (18)      5     (1)    (32)     13      2
                          ------  ------  ------ ------  ------  ------ ------  ------  ------ ------
Earnings (loss) before
 taxes..................     171     200     142    310     248     142     85     (79)    114    242
Provision (benefit) for
 taxes..................      58      68      48    106      87      49     31     (28)     40     85
                          ------  ------  ------ ------  ------  ------ ------  ------  ------ ------
Net earnings (loss).....  $  113  $  132  $   94 $  204  $  161  $   93 $   54  $  (51) $   74 $  157
                          ======  ======  ====== ======  ======  ====== ======  ======  ====== ======


                                                      Quarter Ended
                          -------------------------------------------------------------------------------
                                     1997                            1998                      1999
                          ------------------------------  ------------------------------   --------------
                          Jan 31  Apr 30  Jul 31  Oct 31  Jan 31  Apr 30  Jul 31  Oct 31   Jan 31  Apr 30
                          ------  ------  ------  ------  ------  ------  ------  ------   ------  ------
                                                (% of total net revenue)
Net revenue:
 Products...............   85.9%   86.8%   86.5%   87.6%   86.6%   86.1%   84.4%   84.5%    83.3%   84.4%
 Services...............   14.1    13.2    13.5    12.4    13.4    13.9    15.6    15.5     16.7    15.6
                          -----   -----   -----   -----   -----   -----   -----   -----    -----   -----
 Total net revenue......  100.0   100.0   100.0   100.0   100.0   100.0   100.0   100.0    100.0   100.0
                          -----   -----   -----   -----   -----   -----   -----   -----    -----   -----
Costs and expenses:
 Cost of products.......   44.1    43.8    45.7    44.0    42.5    46.9    47.3    54.9     44.3    41.3
 Cost of services.......    8.9     8.8     8.8     8.1     8.4     8.8     9.4     8.9     10.2     9.4
 Research and
  development...........   11.4    11.6    11.9    10.4    11.2    11.7    12.3    12.5     12.4    12.0
 Selling, general and
  administrative........   25.0    24.6    26.0    22.9    24.7    26.0    26.4    26.1     27.4    25.4
                          -----   -----   -----   -----   -----   -----   -----   -----    -----   -----
 Total costs and
  expenses..............   89.4    88.8    92.4    85.4    86.8    93.4    95.4   102.4     94.3    88.1
                          -----   -----   -----   -----   -----   -----   -----   -----    -----   -----
Earnings (loss) from
 operations.............   10.6    11.2     7.6    14.6    13.2     6.6     4.6    (2.4)     5.7    11.9
Other income (expense),
 net....................   (1.1)    (.7)     --     (.6)    (.9)     .2     (.1)   (1.6)      .7      .1
                          -----   -----   -----   -----   -----   -----   -----   -----    -----   -----
Earnings (loss) before
 taxes..................    9.5    10.5     7.6    14.0    12.3     6.8     4.5    (4.0)     6.4    12.0
Provision (benefit) for
 taxes..................    3.2     3.6     2.6     4.8     4.3     2.3     1.6    (1.4)     2.3     4.2
                          -----   -----   -----   -----   -----   -----   -----   -----    -----   -----
Net earnings (loss).....    6.3%    6.9%    5.0%    9.2%    8.0%    4.5%    2.9%   (2.6)%    4.1%    7.8%
                          =====   =====   =====   =====   =====   =====   =====   =====    =====   =====


Costs of products as a
 percentage of products
 revenue................   51.3%   50.4%   52.9%   50.3%   49.0%   54.5%   56.0%   65.0%    53.2%   49.0%
Costs of services as a
 percentage of services
 revenue................   63.5%   66.5%   65.2%   65.1%   63.2%   63.3%   60.3%   57.1%    61.1%   60.1%

   In the third quarter of 1997, our net earnings declined significantly compared to the prior and subsequent quarters. During the quarter, the healthcare solutions business received a letter from the FDA citing their concerns regarding quality system regulations. As a result, the business delayed shipping some of its products until the FDA's concerns were resolved, which caused the quarter's net revenue to decrease. In addition, sales and marketing programs in the test and measurement business related to new product releases caused selling, general and administration expenses to increase.

   Beginning in the third quarter of 1998 and through the first half of 1999, our revenue was significantly affected by the economic conditions in Asia and the slowdown in the semiconductor industry. Since a substantial portion of our cost of products and services, as well as some of our operating expenses, are relatively fixed in the short term, the sharp decline in revenue caused our operating margins to decline. There are indications that conditions in Asia are beginning to improve. Charges from the restructuring that occurred in the quarter ended October 31, 1998 adversely affected operating results in that quarter. The 1999 quarterly results reflect the benefit of the 1998 restructuring as well as other cost containment measures that we implemented in the second half of 1998.

   Our quarterly net revenue, earnings from operations and net earnings have varied significantly in the past and we expect that they are likely to vary in the future. In addition, upon our separation from Hewlett-Packard, we expect to incur substantial additional costs in future periods resulting from being a separate, stand-alone entity.

Liquidity and Capital Resources

   Historically, Hewlett-Packard has managed cash on a centralized basis. Cash receipts associated with our business have been transferred to Hewlett-Packard on a daily basis and Hewlett-Packard has provided funds to cover our disbursements. Accordingly, we have reported no cash or cash equivalents at October 31, 1997 and 1998 and April 30, 1999.

   In November 1999, Hewlett-Packard will make an initial cash payment to us to fund our working capital and other needs for the first few months of our operations as a separate, stand-alone entity. Our separation agreement with Hewlett-Packard provides that Hewlett-Packard will retain some of our assets and liabilities and Hewlett-Packard will transfer to us some of the assets and liabilities related to its business. We expect that our cash balance will initially decline until we begin to collect newly generated accounts receivable. The net proceeds of the offering, including proceeds received from any exercise of the U.S. underwriters' over-allotment option, will be paid to Hewlett-Packard as a dividend. See "Arrangements between Agilent Technologies and Hewlett-Packard--Master Separation and Distribution Agreement."

   We generated cash from operations of $881 million in 1996 compared to $965 million in 1997 and $751 million in 1998. For the six months ended April 30, we generated cash from operations of $341 million in 1998 and $223 million in 1999. In all periods, cash from operations is primarily a result of net earnings adjusted for non-cash charges for depreciation and amortization.

   Capital expenditures for property, plant and equipment constituted substantially all of our cash used in investing activities in 1996, 1997, 1998 and the six months ended April 30, 1998 and 1999. The amounts expended were partially offset by proceeds from the disposal of excess, unused or retired assets. The high level of capital expenditures in 1996 and 1997 reflected our investment in our semiconductor products business integrated circuit fabrication capability, which was subsequently replaced with a joint venture arrangement. In addition, we used small amounts of cash in each period to acquire several small companies. We expect to continue to acquire complementary products or businesses in the future.

   On July 6, 1999, Hewlett-Packard entered into an agreement with Yokogawa to acquire Yokogawa's 25% minority equity ownership of Hewlett-Packard Japan for approximately $508 million. Under the terms of the agreement, Hewlett-Packard will acquire Yokogawa's shares through redemption and sale of shares in several steps beginning in January 2000. Under the terms of the master separation and distribution agreement, we will assume these Hewlett-Packard obligations under the agreement with Yokogawa. In the initial step, which will occur on or before January 31, 2000, we will redeem 10.4% of Hewlett-Packard Japan's shares from Yokogawa. In the second step, which will occur on or before April 30, 2000, we will purchase 10.4% of Hewlett-Packard Japan's shares from Yokogawa. We will acquire the remaining 4.2% of Hewlett-Packard Japan's shares owned by Yokogawa either by redemption or purchase of shares prior to March 31, 2003. Hewlett-Packard will provide the funding for this transaction.

   An independent valuation is being performed to determine the portion of the transaction's purchase price attributable to our business and the remaining Hewlett-Packard business and to allocate the purchase price to identifiable assets and liabilities. Our preliminary estimate is that of the total purchase price, $254 million is attributable to us, with the remainder attributable to Hewlett-Packard's remaining business.

   Our commitments consist primarily of future minimum lease payments under noncancelable lease agreements. In addition, we have entered into agreements with Hewlett-Packard under which Hewlett-Packard will provide services to us during a transition period after the separation.

   Our liquidity is affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies. We believe that the initial cash funding we receive from Hewlett-Packard together with cash generated from operations will be sufficient to satisfy our working capital, capital expenditure and research and development requirements for the foreseeable future. However, we may require or choose to obtain additional debt or equity financing in the future. We cannot assure you that financing, if needed, will be available on favorable terms.

Factors That May Affect Future Results

   Since we sell our products worldwide, our business is subject to risks associated with doing business internationally. We do a substantial portion of our business in Korea and Japan, which have been subject to increased economic instability in recent years. We experienced a decline in our business in 1998 when Korea and Japan experienced economic difficulties. The recurrence of weakness in these economies or weakness in other international economies could have a significant negative effect on our future operating results. For a detailed discussion of these risks, see "Risk Factors--Risks Related To Our Business--Our business is subject to economic, political and other risks associated with international sales and operations."

   Given the nature of the markets in which we participate, we cannot reliably predict future revenue and profitability, and unexpected changes may cause us to adjust our operations. Small declines in revenue could disproportionately affect our operating results in a quarter. Factors that could effect quarterly operating results include the demand for and market acceptance of our products and competitive pressures resulting in lower selling prices. For a detailed discussion of these risks, see "Risk Factors--Risks Related To Our Business-- Fluctuations in our quarterly operating results may cause our stock price to decline."

   Many of the industries and markets into which we sell our products are cyclical. Any significant downturn in our customers' markets or in general economic conditions would likely result in a reduction in demand for our products and services and could harm our business. For a detailed discussion of these risks, see "Risk Factors--Risks Related To Our Business--Our operating results could be harmed if the industries into which we sell our products are in downward cycles."

Year 2000

   The year 2000 problem arises from the use of a two-digit field to identify years in computer programs, e.g., 85=1985, and the assumption of a single century, the 1900s. Any program so created may read, or attempt to read, "00" as the year 1900. There are two other related issues that could also lead to incorrect calculations or failure: some systems' programming assigns special meaning to certain dates and the year 2000 is a leap year. Accordingly, some computer hardware and software, including programs embedded within machinery and parts, will need to be modified prior to the year 2000 to remain functional. Our year 2000 initiatives are focusing primarily on four areas of potential impact: internal information technology
(IT) systems; internal non-IT systems and processes, including services and embedded chips (controllers); our products and services; and the readiness of significant third parties with whom we have material business relationships. In 1997, Hewlett-Packard established a Year 2000 Program Office to coordinate these programs for all of its businesses, including Agilent Technologies, across the enterprise and to provide a single point of contact for information about year 2000 programs. The year 2000 efforts in these areas are led by the year 2000 general manager who reports directly to Hewlett-Packard's senior management, including Agilent Technologies' chief executive officer.

   The costs associated with our IT internal readiness actions are a combination of incremental external spending and use of existing internal resources. We estimate that over the life of our IT internal readiness effort, we will have spent a total of approximately $90 million over a multi-year period. We expect to implement successfully the systems and programming changes necessary to address year 2000 internal IT and non-IT readiness issues and material third party relationships. Based on current estimates, we do not believe that the costs associated with these actions will have a material effect on our results of operations, cash flows or financial condition. However, the costs of these actions may vary from quarter to quarter. There can be no assurance, however, that there will not be a delay in, or increased costs associated with the implementation of these changes. In addition, failure to achieve year 2000 readiness for our internal systems and processes could delay our ability to manufacture and ship products and deliver services, disrupt our customer service and technical support facilities and interrupt customer access to our online products and services. Our inability to perform these functions could have an adverse effect on our future results of operations, cash flows or financial condition.

   Internal IT Systems

   Hewlett-Packard has established a dedicated Year 2000 IT Internal Readiness Program Organization to oversee the worldwide year 2000 internal IT application and infrastructure readiness activities, for all its businesses, including Agilent Technologies. The Internal Readiness IT Program Organization provides monthly progress reports to Hewlett-Packard's senior management, including Agilent Technologies' chief executive officer. The Internal Readiness IT Program Organization is charged with raising awareness throughout Hewlett-Packard and Agilent Technologies, developing tools and methodologies for addressing the year 2000 issue, monitoring the development and implementation of business and infrastructure plans to bring non-compliant applications into compliance on a timely basis and identifying and assisting in resolving high-risk issues.

   We, in conjunction with the Hewlett-Packard program, are approaching our year 2000 IT internal readiness program in four phases: (1) assessment, (2) planning, (3) preparation and (4) implementation. The assessment phase involves taking an inventory of our internal IT applications to prioritize risk, identifying failure dates, defining a solution strategy, estimating repair costs and communicating across and within business units regarding the magnitude of the problem and the need to address year 2000 issues. The planning phase consists of identifying the tasks necessary to ensure readiness, scheduling remediation plans for applications and infrastructure and determining resource requirements and allocations. The third phase, preparation, involves readying the development and testing environments and piloting the remediation process. Implementation, the last phase, consists of executing the plans to fix, test and implement critical applications and associated infrastructure, and putting in place contingency plans for processes that have a high impact on our businesses.

   We have targeted our efforts to ensure that our critical IT applications will be year 2000 compliant. The assessment, planning and preparation phases have been completed. As of July 31, 1999, the implementation phase is substantially complete.

   Internal Non-IT Systems and Processes

   Non-IT systems include, but are not limited to, those systems that are not commonly thought of as IT systems, such as telephone/PBX systems; fax machines; facilities systems regulating alarms, building access and sprinklers; manufacturing, assembly and distribution equipment; and other miscellaneous systems and processes.

Year 2000 readiness for these internal non-IT systems is the responsibility of our worldwide operating units and their respective functions and operations, e.g., facilities, research and development, manufacturing, distribution, logistics, sales and customer support.

   The year 2000 Program Office has developed a comprehensive process to ensure all operations and global business units use a structured and standardized methodology to organize, plan and implement their year 2000 readiness.

   Hewlett-Packard has also established a Year 2000 Council to coordinate its overall internal readiness and its business continuity planning efforts, including those of Agilent Technologies. The Council is composed of representatives from the major business units within Hewlett-Packard and Agilent Technologies and the critical corporate and infrastructure functions that support them. The Council is chaired by the year 2000 general manager and has initiated a comprehensive program to ensure timely and consistent business continuity planning by all of Hewlett-Packard's and Agilent Technologies' business units. As of July 31, 1999, substantially all year 2000 testing, internal mitigation and remediation activities, and business contingency plans have been finalized. From July 31, 1999, until November 30, 1999, all year 2000 internal readiness solutions, contingency plans, crisis management and recovery mechanisms will be further stress-tested to ensure full preparation.

   Product and Customer Readiness

   Our newly introduced products are year 2000 compliant. However, some hardware and software products currently installed at customer sites will require upgrade or other remediation. Some of these products are used in critical applications in which the impact of non-performance to these customers and other parties could be significant. While we believe our customers are responsible for the year 2000 readiness of their IT and business environments, we are taking significant steps to enable customers to achieve their readiness goals, thereby preserving our customers' satisfaction and our brand reputation. In 1997, Hewlett-Packard established a dedicated Year 2000 Product Compliance Program Office to coordinate worldwide year 2000 product compliance activities for all its businesses, including Agilent Technologies. The Product Compliance Program Office is charged with developing and overseeing implementation of plans to identify all standard products delivered since January 1, 1995; to test those products for compliance; to identify an appropriate path to compliance for non-compliant standard products; and to communicate the status and necessary customer action for non-compliant standard products.

   Hewlett-Packard has an Internet website dedicated to communicating year 2000 issues to a broad customer base. Most of our key business groups have complementary Internet websites dedicated to similar communication to their specific customers. These websites include product compliance search pages that allow customers to look up the status of our products they have installed. We are taking additional steps to identify affected customers, raise customer awareness related to non-compliance of some products and help customers to assess their risks. We are in the process of implementing plans to accommodate increased levels of customer assistance in the first half of 2000 and currently anticipate that a significant portion of the costs related to these actions will occur in the fourth quarter of 1999 and the first half of 2000.

   All of these efforts are coordinated by representatives from all of Hewlett-Packard's and Agilent Technologies' product and service business units, who work in conjunction with the Product Compliance Program Office to develop and implement Hewlett-Packard's and Agilent Technologies' year 2000 policies for products and services. The year 2000 general manager chairs this group of representatives.

   The costs of the readiness program for products are primarily costs of existing internal resources largely absorbed within existing engineering spending levels. These costs were incurred primarily in 1998 and earlier years and were not broken out from other product engineering costs. Historical year 2000 customer satisfaction costs were not material. Future product readiness costs, including those for customer satisfaction, are not anticipated to be material. We are aware of the potential for legal claims against us and other companies for damages arising from products that are not year 2000 compliant. We believe that reasonable communication and customer satisfaction steps are under way so that any claims would not result in material liability for us.

   It is unknown how year 2000 issues may affect customer spending patterns. As customers focus their attention and capital budgets in the near term on preparing their own businesses for the year 2000, they may either delay or accelerate purchases of new applications, services and systems from us. Many of our products run custom software or connect to other systems or peripheral products that may be adversely affected by operating system or hardware upgrades. Although it is possible that these factors may increase demand for certain of our products and services, the increase may be offset by the softening in demand for other offerings. As a result, these events may affect our future revenue and revenue patterns.

   Material Third-Party Relationships

   We have developed a year 2000 process for dealing with our key suppliers, contract manufacturers, distributors, vendors and partners. The process generally involves the following steps: (1) initial supplier survey; (2) risk assessment and contingency planning; (3) follow-up supplier reviews and escalation, if necessary; and where relevant, (4) testing. To date, we have received formal responses from substantially all of our critical suppliers. Most of them have responded that they expect to address all their significant year 2000 issues on a timely basis. We regularly review and monitor the suppliers' year 2000 readiness plans and performance. Based on our risk assessment, selective on-site reviews have been performed. Risk analysis has been completed with our base of suppliers and contingency plans are now being developed and tested. All critical surveys and testing efforts were completed by June 1, 1999. In some cases, to meet year 2000 readiness, we have replaced suppliers or eliminated suppliers from consideration for new business. Where efforts to work with critical suppliers have not been successful, contingency planning generally emphasizes the identification of substitute and second-source suppliers, or in certain situations includes a planned increase in the level of inventory held (e.g., in the case of sole sources). We have also contracted with multiple transportation companies to provide product delivery alternatives. We have also completed substantially all Electronic Data Interchange (EDI) migration and testing with our supply base.

   We are working to identify and analyze the most reasonably likely worst-case scenarios for third-party relationships affected by year 2000. These scenarios could include possible infrastructure collapse, the failure of power and water supplies, major transportation disruptions, unforeseen product shortages due to hoarding of products and sub-assemblies and failures of communications and financial systems. Any one of these scenarios could have a major and material effect on our ability to build our products and deliver services to our customers. While we have contingency plans in place to address most issues under our control, an infrastructure problem outside of our control or some combination of several of these problems could result in a delay in product shipments depending on the nature and severity of the problems. We would expect that most utilities and service providers would be able to restore service within days although more pervasive system problems involving multiple providers could last two to four weeks or more depending on the complexity of the systems and the effectiveness of their contingency plans.

   Although we are dedicating substantial resources towards attaining year 2000 readiness, we cannot assure you that we can identify and address successfully all year 2000 issues. Even if we act in a timely manner to complete all of our assessments; identify, develop and implement remediation plans believed to be adequate; and develop contingency plans believed to be adequate, some problems may not be identified or corrected in time to prevent material adverse consequences to us.

   The discussion above regarding estimated completion dates, costs, risks and other forward-looking statements regarding year 2000 is based on our best estimates given information that is currently available and is subject to change. As we continue to progress with our year 2000 initiatives, we may discover that actual results will differ materially from these estimates.

Adoption of the Euro

   Hewlett-Packard has established a dedicated task force to address the issues raised for all of its businesses, including Agilent Technologies, by the introduction of a European single currency, the Euro. The Euro's initial implementation was effective as of January 1, 1999 and the transition period will continue through January 1,

2002. Beginning January 1, 1999, product prices in local currencies are being converted to Euros as required. At an appropriate point during the transition period, product prices in participating countries will be established and stored in Euros, and converted to local denominations. We implemented system changes to give multi-currency capability to the few internal applications that did not yet have this capability, or to ensure that external partners' systems processing Euro conversions are compliant with the European council regulations.

   We do not presently expect that introduction and use of the Euro will materially affect Hewlett-Packard's foreign exchange and hedging activities or our use of derivative instruments. We do not expect that the introduction of the Euro will result in any material increase in our costs and all costs associated with the introduction of the Euro will be expensed to operations as incurred. While we will continue to evaluate the impact of the Euro introduction over time, based on currently available information, we do not believe that the introduction of the Euro currency will have a material adverse impact on our consolidated financial condition, cash flows or results of operations.

Market Risk

   We are exposed to foreign currency exchange rate risk inherent in our sales commitments, anticipated sales, and assets and liabilities denominated in currencies other than the United States dollar. Historically, our exposure to exchange rate risk has been managed on an enterprise-wide basis as part of Hewlett-Packard's risk management strategy. This strategy has utilized derivative financial instruments, including forwards, swaps and purchased options, to hedge certain foreign currency exposures, with the intent of offsetting gains and losses that occur on the underlying exposures with gains and losses on the derivative contracts hedging them. We are currently evaluating our exchange rate risk management strategy. We do not currently and do not intend in the future to utilize derivative financial instruments for trading purposes.

   Hewlett-Packard has performed a sensitivity analysis assuming a hypothetical 10% adverse movement in foreign exchange rates to the hedging contracts and the underlying exposures described above. As of October 31, 1997 and 1998 and April 30, 1999, the analysis indicated that these hypothetical market movements would not have a material effect on Hewlett-Packard's consolidated financial position, results of operations or cash flows. Because the exposure to exchange rate risk has been managed on an enterprise-wide basis, it is not practicable to perform a similar analysis on only our exposures. However, it is unlikely that the results of such an analysis on our exposures would indicate a material impact on our consolidated financial position, results of operations or cash flows.

   All debt will be retained by Hewlett-Packard. Therefore, no debt has been directly attributed to us. Accordingly, we have not been exposed to interest rate risk.

                                   BUSINESS

   Agilent Technologies is a diversified technology company that provides enabling solutions to high growth markets within the communications, electronics, life sciences and healthcare industries. Our broad technology portfolio and our experience in working with market-leading customers around the world have allowed us to establish and continue to expand our leadership across multiple markets.

   We are a global leader in designing and manufacturing test, measurement and monitoring instruments, systems and solutions and of semiconductors and optical components. Agilent Technologies includes the following businesses:

  . test and measurement, which provides test instruments, standard and customized test, measurement and monitoring systems for the design, manufacture and support of electronic and communication devices, and software for the design of high-frequency electronic and communication devices;

  . semiconductor products, which provides fiber optic communications devices and assemblies, wireless integrated circuits, application-specific integrated circuits, optoelectronics and image sensors;

  . healthcare solutions, which provides patient monitoring, ultrasound imaging and cardiology products and systems; and

  . chemical analysis, which provides analytical instruments, systems and services for chromatography, spectroscopy and bio-instrumentation.

   Agilent Technologies' ability to succeed is based on two fundamental attributes. First, we have a broad and deep portfolio of technology expertise in electronics, communications, medical and chemical measurement, biotechnology, photonics, solid-state materials and components and measurement systems and solutions. This expertise is driven by the research and development efforts within our businesses and by the activities of Agilent Technologies Laboratories, one of the world's leading industrial research and development organizations. Each of our businesses takes advantage of the technology advances developed by our central laboratories, often using common technology in different applications within their specific business.

   Our second core attribute is our close relationships with our customers and our comprehensive insight into the worldwide markets in which we sell our products and services. Our businesses have developed these relationships and insights over our 60 year history. During this time, our businesses have worked with thousands of customers worldwide as technologies, business needs and global economic conditions have undergone dramatic changes.

   Our businesses share important characteristics and resources that we believe contribute significantly to our competitive success. Our test and measurement, healthcare solutions and chemical analysis businesses are built around our excellence in applying measurement technologies to the development of products that sense, analyze and display data required by the end-user. Our test and measurement and semiconductor businesses share focus on growth opportunities in the communications sector, while our healthcare and chemical analysis businesses share focus on growth opportunities in healthcare and life sciences. Each of our businesses takes advantage of the applied technology advances from Agilent Technologies Laboratories, often modifying basic technologies for use in its specific business. Our global infrastructure enables our businesses to move products from initial commercialization to worldwide availability rapidly and efficiently, and to provide our customers with localized service and support.

   We provide the world's broadest range of test and measurement solutions to customers in the communications, electronics and semiconductor industries. We are also a leading supplier of:

  . semiconductor and fiber optic components to the communications and computer industries;

  .  modules and assemblies to the communications and electronics industries;

  . patient monitoring and ultrasound imaging equipment and automatic external defibrillators to the healthcare industry; and

  . chemical measurement instruments and systems to the hydrocarbon processing, environmental and pharmaceutical industries.

   We serve customers in more than 110 countries, and sell our products primarily through our direct sales force, but we also utilize distributors, resellers, telesales and electronic commerce. Of our total net revenue of $8.0 billion in the fiscal year ended October 31, 1998, we generated 45.6% in the United States and 54.4% internationally. As of July 31, 1999, we employed approximately 42,000 people worldwide. We have major research and development and manufacturing sites in California, Colorado, Delaware, Massachusetts, and Washington in the United States and in China, Germany, Japan, Korea, Malaysia, Singapore and the United Kingdom.

   Our net revenue by business segment for each of the years ending October 31, 1996, 1997 and 1998 and for the six months ended April 30, 1998 and 1999 was:

                                                                    Six Months
                                              Years Ended October      Ended
                                                      31,            April 30,
                                              -------------------- -------------
                                               1996   1997   1998   1998   1999
                                              ------ ------ ------ ------ ------
                                                        (in millions)
Test and measurement......................... $3,823 $4,203 $4,100 $2,149 $1,853
Semiconductor products.......................  1,470  1,479  1,574    795    773
Healthcare solutions.........................  1,244  1,208  1,340    676    671
Chemical analysis............................    842    895    938    470    499
                                              ------ ------ ------ ------ ------
  Total net revenue.......................... $7,379 $7,785 $7,952 $4,090 $3,796
                                              ====== ====== ====== ====== ======

Industry Overview

   Many of the markets we serve are undergoing rapid change and experiencing significant growth. We believe that these trends will provide us with major growth opportunities.

   Communications Industry

   The communications industry is undergoing fundamental change and growth resulting principally from explosive demand for Internet access and data transmission services. Traditional voice telecommunications have been carried as an electrical signal over copper wire. Since this technology was designed for low-capacity voice transmission, it is unable to meet the high-volume transmission requirements of Internet access and other forms of high-speed, digital data communications. Increased bandwidth is critically important to the transmission of high-volume data and is the driving force behind the deployment of the high-speed, high-capacity, digital network infrastructure.

   Fiber optic networks are increasingly replacing copper-based technologies in local area and wide area networks. Fiber optics enable digital information, such as coded data, voice or video, to be transmitted as pulses of light. The light being transmitted along each fiber-optic cable can be divided up into multiple frequencies, and each frequency can be used as a separate transmission path. Thus each fiber optic cable can simultaneously carry multiple transmissions. Other new communications technologies, such as Gigabit Ethernet, Digital Subscriber Line and Asynchronous Transfer Mode, are being deployed to expand the capabilities of existing networks or build new broadband data networks. Cable service providers are in the early stages of introducing broadband interactive data services and Internet access to their customers by redesigning their networks and deploying cable modem technologies.

   The usage levels of wireless communications around the world are increasing dramatically, as penetration increases in developed countries, and lesser-developed countries deploy wireless networks as a means to quickly address the surging demand for communications. As an alternative to wireline access, some carriers and service providers are utilizing wireless technologies to provide voice, data and Internet services to their customers. While broadband wireless data services are still in the early stages, the development and deployment of next generation cellular technologies and services is likely to lead to their rapid growth.

   We believe that these emerging trends in the communications industry provide us with a number of significant business opportunities. The widespread deployment of fiber optic networks generates increasing demand for high-speed optoelectronic components to connect the electronic systems controlling the network to the transmission fiber. The manufacture, physical installation and maintenance of network switches, routers and other high-speed devices rely on increasingly sophisticated testing, calibration and measurement instruments and systems. Additionally, these systems typically require physical layer integrated circuits to prepare data for transmission across high-speed networks, such as Gigabit Ethernet, Digital Subscriber Line, Asynchronous Transfer Mode and next-generation cable networks. Service providers face increased competition as a result of these emerging technologies and deregulation of the industry. Traditional communications service providers and emerging Internet service providers, competing aggressively for subscribers, require advanced test and monitoring solutions to optimize quality of service to their customers. Similarly, the manufacturers of cellular handsets, base stations and other wireless network equipment require advanced design software and test and measurement instruments and systems to develop, manufacture and deploy advanced wireless communications products and capture the high growth market opportunity.

   Semiconductor and Electronics Industries

   The semiconductor and electronics industries are still largely driven by rapid technological advancement, a phenomenon commonly known as Moore's Law, which states that the functionality and performance of a digital integrated circuit doubles roughly every 18-24 months. Decreased size and greater density of the individual electronic components on the integrated circuit drive improvements in the performance and functionality of the device and decrease price to the end user. This continuous cycle of increased performance at lower cost drives the pervasiveness of semiconductor devices in multiple applications, from communications networks to consumer products. At the same time, the cycle places increasing demands on companies that develop and use electronic components, products and systems to keep up with the fast pace of technological advances.

   The effect of Moore's Law creates major business opportunities for us. Each new integrated circuit design presents new challenges for test and measurement systems: smaller, more densely-packed elements; faster operating speeds; and greater complexity. Semiconductor devices and electronic components and assemblies comprise an increasing proportion of the overall value of end-products, increasing the importance of test within the electronic component and systems design and manufacturing process. The increasing pervasiveness of semiconductor devices creates strong growth opportunities for many of our products, including our electronic and optical components, our high frequency and digital design solutions, as well as our automated test equipment used in high volume manufacturing settings.

   Pharmaceutical, Bioscience and Healthcare Industries

   The time and expense required to discover and develop new drugs demand that pharmaceutical companies continually find ways to improve the efficiency of the drug-discovery process, often relying on analytical instruments to improve productivity while remaining compliant with laws and regulations. At the same time, the healthcare industry is seeking ways to reduce costs and improve the quality of health care. We believe this trend will require healthcare solutions that can be deployed in non-hospital settings, such as in smaller clinics and in patients' homes. Healthcare research and development institutions are also focusing increased resources on disease diagnosis and prevention. Greater understanding of the genetic basis of disease is considered critical to learning how to prevent, diagnose and manage diseases and requires advanced instrumentation for DNA and related analysis.

Strategy

   Focus on High Growth Market Opportunities

   Our strategy is to use our strengths as a diversified technology company to enter new markets through internal development, strategic partnerships and acquisitions. To achieve this objective, we work closely with our customers' research and development teams to understand emerging markets, technologies and standards and we invest accordingly in our own development of enabling solutions in those areas. We intend to use strategic partnerships and make tactical acquisitions to develop advanced systems that complement our existing technologies and products to accelerate our entry into strategic, high-growth markets.

   Within the communications markets, we are focused on providing test, measurement and monitoring technologies and solutions for the development and deployment of next-generation fiber optic, broadband, Internet and cellular networks, as well as leading edge fiber optic and semiconductor components. We work closely with cellular component and device manufacturers at the research and development stage to understand emerging industry standards. We have also continued to invest in our market-leading high-frequency design solutions. We were able to take advantage of our product diversity by applying the technologies we developed for the defense industries in the 1980s to the higher growth communications industry when growth of the defense market slowed. In life sciences, we have focused our efforts on the high-growth segments of the pharmaceutical industry. In healthcare, we recently made an acquisition that accelerated our entry and gave us leading market share in the fast-growing automatic external defibrillator market.

   Continue to Innovate Technologically

   Agilent Technologies and Agilent Technologies Laboratories have a long legacy of technological innovation and product generation as part of Hewlett-Packard. We will continue to invest in and build research and development expertise, focusing our centralized laboratories on fundamental technology and process developments and utilizing innovations from our businesses to develop products to address high growth market segments. Our scientists have provided significant contributions and technological advances across multiple markets and industries. Our reputation for technological innovation allows us to work closely with both established and emerging leaders in the communications, electronics, life sciences and healthcare industries, and to provide advanced solutions to meet emerging market requirements. The experience and knowledge of our engineers, combined with our close customer relationships, enable us to anticipate customer needs for next-generation products and solutions. In healthcare, we market our equipment and establish strong relationships with influential medical research and development centers around the world, to gain valuable insights into new discoveries and strategic initiatives in the healthcare and life sciences industries. Similarly, in semiconductor test, we have worked closely with Rambus to develop a high-speed test solution for advanced memory chips, which has been used in selected niche products such as video games, but is now being developed as main memory for high-performance personal computers.

   Maximize the Benefits of our Scale and Global Presence

   We believe our scale and global presence provide us with a competitive advantage across multiple industries. In many of our targeted markets and in many of the countries in which we operate, we are the largest industry participant and possess greater resources for research and development and service and support than any competitor. Our global direct sales force gathers valuable insights into emerging industry trends around the world and provides us an effective means of bringing new products to market rapidly. In addition, we believe our customers value our global ability to provide more complete solutions with our training, systems integration, and project management programs. Our regional support centers enable us to provide localized service and support, and our telesales and electronic commerce systems allow remote customers to order products, obtain product information and utilize remote support services. We intend to continually enhance overall customer satisfaction by remaining focused on providing effective service and support.

AGILENT TECHNOLOGIES LABORATORIES

   We are supported by the technological expertise of Agilent Technologies Laboratories, one of the world's foremost industrial research and development organizations. Agilent Technologies Laboratories consists of those operations of Hewlett-Packard Laboratories that historically conducted basic research in our focus areas. Agilent Technologies Laboratories is thoroughly integrated with our businesses in design, development and manufacturing engineering, and substantially all of its development staff are aligned with the research and development staff in our specific businesses.

   Agilent Technologies Laboratories conducts applied research in electronics, medical and analytical measurements, biotechnology, photonics, solid-state materials and components, and measurement systems and solutions. The scientists in Agilent Technologies Laboratories have made significant contributions and advances in many of these areas, including LEDs, gallium-arsenide integrated circuits, lightwave and LAN-based instruments, mass spectrometry, ultra-violet and visible spectrophotometry, cardiac ultrasound imaging, electrocardiogram algorithms and the wireless mouse.

   Agilent Technologies Laboratories is located primarily in Palo Alto, California and employs 500 people. Approximately half of the 300 technical professionals in Agilent Technologies Laboratories have doctoral degrees and over 75% have some form of advanced degree. In recent years, on average, 80 patents per year are issued to Agilent Technologies Laboratories.

TEST AND MEASUREMENT

   Our test and measurement business is a leader in providing test and measurement solutions to companies in the communications, electronics, semiconductor and related industries. We provide standard and customized solutions that are used in the design, development, manufacture, installation, deployment and operation of electronic equipment and systems. These solutions are used by our customers to improve time-to-market, lower cost of manufacturing and improve the quality of their products. These solutions include test and measurement instruments and systems, automated test equipment, communications network monitoring and management tools and software design tools and associated services. Our solutions are employed by a wide range of customers, including:

  . communications and network equipment manufacturers, including providers of fiber optic, wireless and wireline components, products and systems;

  . providers of communications services, including telecommunications, Internet and cellular service providers;

  . designers and manufacturers of semiconductor products, including microprocessors, memory devices, ASICs, radio frequency and microwave integrated circuits and other types of integrated circuits; and

  . designers and manufacturers of electronic equipment, including printed circuit board assemblies and electronic equipment, such as cellular handsets, personal computers and avionics equipment.

   We believe that we are the leading provider in over 25 product categories of the test and measurement market, including:

  .  network and spectrum analyzers;

  .  communications test equipment;

  .  wireless test equipment;

  . in-circuit test and x-ray inspection systems for printed circuit board assemblies;

  .  lightwave test equipment;

  .  logic analyzers and logic-signal sources; and

  .  high-frequency computer-aided engineering and simulation software.

   These products represent more than 60% of our test and measurement business. Our test and measurement business employed approximately 18,300 people as of July 31, 1999. We serve customers in more than 110 countries and sell our products primarily through our direct sales force, as well as through resellers, distributors, telesales and electronic commerce. Our products are complemented by service and support offerings such as consulting, training, local solutions integration, and instrument calibration and repair. We have manufacturing and research and development facilities in Australia, Canada, China, Germany, Japan, Korea, Malaysia, Singapore, the United Kingdom and the United States. Our test and measurement business generated $4.1 billion in revenue in fiscal 1998 and $1.9 billion in revenue in the first half of fiscal 1999.

Markets

   The market for our test and measurement products comprises three major customer groups:

  .  communications network equipment manufacturers and service providers;

  .  electronic component and equipment manufacturers; and

  .  semiconductor manufacturers and purchasers of semiconductors.

   Communications Network Equipment Manufacturers and Service Providers

   Network equipment manufacturers provide products to facilitate the transmission of voice and data traffic. This transmission may be in various forms, such as electronic signals over copper wire, optical signals over fiber cables, and radio frequency or microwave signals. The customers of the network equipment manufacturers are the communications service providers that deploy and operate the networks. The communication service providers are facing increasing competitive pressures as a result of deregulation in the telecommunications industry and the rapid advances in transmission technology, including communications switching and routing. Communications service providers must provide high-quality, highly reliable service to remain competitive, maintain customer loyalty and meet the rapidly growing demand for data transmission and related services. As a result, these service providers require network equipment that enables their networks to operate at increasingly faster speeds while providing rapidly expanding capacity and superior reliability. To meet these demands, network component and equipment manufacturers require test and measurement instruments, systems and solutions for the development, production, installation and operation of each new network technology. These solutions include:

  . test instruments and systems for developing and manufacturing communications modules, assemblies and products; and

  . test instruments and systems to support the installation and deployment of network equipment and to validate the operational performance of the equipment in the network.

   Communications and Internet service providers also require a range of sophisticated test instruments and systems to evaluate network performance and to identify any sources of communications failure. Additionally, these customers require advanced software and systems to monitor and manage the network infrastructure on a continuous, proactive basis to achieve either regulated or customer-specified service levels. Real-time monitoring of the network infrastructure also enables the implementation of additional services, such as fraud detection, which customers increasingly require of service providers. Many corporations manage their own internal voice and data communications networks. As enterprises increasingly rely on these networks for critical applications, they also require advanced test and monitoring equipment, systems and software to optimize network performance.

   The market for cellular telephony has increased dramatically in recent years, as the levels of wireless penetration in developed countries have grown rapidly. Many lesser-developed countries have decided to build wireless communications infrastructure to meet their nations' needs for telephony, rather than invest in expensive wire-based infrastructure. To develop cellular telephone equipment, manufacturers require electronic design software and test instruments and systems for the development of high-frequency communications circuits, devices and systems. Cellular equipment manufacturers also require advanced, high-frequency test instruments and systems to develop, manufacture and deploy cellular base stations for these wireless networks. In addition, the rapid growth of the cellular handset market has created a new market segment for automated test equipment to test cellular handsets on the factory floor. Further, as new standards evolve in the wireless industry, new test and measurement equipment and systems have to be developed to enable testing of the new standards in the research and development and later in the manufacturing and deployment phases.

   In the last several years, producers of networking communications equipment have increased their use of contract manufacturers to reduce cost, retain business flexibility and access high end or high volume manufacturing capabilities. Contract manufacturers require test solutions that are particularly well-suited for faster production and flexible for use in different applications. Recently, cellular phone producers have also begun to increasingly use contract manufacturers, including for functional test. This requires specialized test products and services to address the particular needs of these high-frequency products.

   Electronic Equipment Manufacturers

   The electronics industry designs, develops, manufactures and distributes a wide range of products, including products in high-volume categories such as computers, computer peripherals and consumer electronics. In addition, electronic components and printed circuit assemblies are incorporated into other products, such as aircraft, satellites and automobiles. These components and printed circuit assemblies may be designed, developed and manufactured by electronic components companies, by original equipment manufacturers or by third-party contract manufacturers. For the development and timely commercialization of new technologies, original equipment manufacturers require state-of-the-art test instruments, systems and software design tools in order to design the products for efficient and cost-effective manufacturing and validate product performance in a variety of configurations and environments. These demands have resulted in an increasing trend toward the use of contract manufacturers by electronics equipment manufacturers.

   Designers and developers of electronic devices and products require state-of-the-art digital design tools and instruments in order to build electronic circuits, components and products, to validate their performance and functionality and to improve the efficiency of the overall design and development process.

   High volume manufacturers of electronics products, such as printed circuit board assemblies, require sophisticated automated test equipment to operate and perform highly accurate tests at speeds and volumes matching those of the production line. This equipment includes in-circuit testing systems, automated x-ray inspection systems and automated optical inspection systems, all of which examine the printed circuit assemblies for manufacturing defects. Manufacturers are also beginning to demand automated functional test systems, which test an electronic device as if it were in its final environment. Functional test equipment must have a wide range of capabilities in order to simulate the functions of a wide variety of electronic devices such as personal computers, personal computer peripherals or automotive electronics.

   Electronics manufacturing also requires standardized test instruments, system components and complete solutions. These offerings are used for testing electronic devices in a broad range of applications, such as radar systems, electronics used in the operation of household appliances and industrial automation. Aerospace and defense are important markets for standardized electronic equipment because of the high electronic content of advanced defense systems and defense-related communications and surveillance equipment. Following recent reductions in defense spending, defense purchasers are shifting from specialized test equipment to off-the-shelf test products and systems.


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   Semiconductor Manufacturers

   Semiconductor test systems are used by semiconductor designers, semiconductor manufacturers and electronic component manufacturers in the design, manufacture and testing of a wide variety of semiconductor products, including logic, memory, mixed analog and digital signal, and system-on-a-chip integrated circuits. Semiconductor test systems are sold to semiconductor manufacturers and assembly and test subcontractors to the semiconductor industry. Semiconductor manufacturers use our semiconductor test systems to measure product performance, to confirm functionality, to improve product and production process quality, to shorten time to market, to enhance manufacturability, to reduce labor costs and to increase production yields.

   According to VLSI Research, the market for automatic test equipment for semiconductor manufacturing was approximately $3.3 billion in 1998 and is expected to grow at a compound annual rate of 17% over the next five years. Demand for this test equipment is driven primarily by the increased volume of semiconductor devices produced. The use of semiconductors has proliferated across many industries, including communications, computing, and consumer electronics, driving up the overall production volume of semiconductor devices. Advances in semiconductor technology are also increasing demand for semiconductor test equipment. The development of increasingly faster and more complex semiconductor devices stimulates demand for testers capable of evaluating these high-speed devices. In addition, the continuing integration of functions, such as microprocessor, logic and memory, on a single integrated circuit has created a new category of device called system-on-a-chip. These devices require a new category of sophisticated and flexible automatic test equipment.

Strategy

   Our test and measurement business pursues the following strategies to maintain and extend our global leadership position and to be the preferred supplier of enabling solutions for our customers:

   Address the Needs of High Growth Markets

   Our test and measurement business is focused on addressing the needs of the communications and electronics industries. We believe these markets will provide significant growth opportunities as end-users' demands are driven by the rapid adoption of new technologies providing increased performance at lower cost. In communications markets, we address the needs of both network component and equipment manufacturers and network service providers, including fiber optic, Internet Protocol-based and cellular networks. As demand for greater communications capacity increases, network manufacturers must develop higher speed and higher capacity equipment. Similarly, network service providers must be able to expand and operate existing networks, as well as create and operate new networks, at high service levels. In the electronics industry, designers must develop next generation electronic devices and equipment rapidly and in a cost-effective manner. To keep pace with the speed of innovation in this market, manufacturers need to bring product to market faster and achieve high quality at high volume production levels. We have targeted our test and measurement business products and services to enable our customers in these high growth markets to achieve these goals.

   Utilize Our Investments in New Technology Across Multiple Customer
   Applications

   We design our products to be used in many phases of our customers' business--from design and development through installation and deployment. We invest heavily in the development of new test and measurement instruments, systems and design tools to meet the requirements of our most innovative customers. Our work with these customers in developing tools and test instruments targeted for the research and development labs provides us with valuable insight into emerging technologies and standards. Once we have developed a testing solution for what we anticipate will become a sizable market, we invest in further product development to market the solution to a broader customer base. Our initial solutions often combine several general purpose instruments with customized software applications. This approach enables us to move our solutions more easily from our customers' research and development laboratories to their manufacturing lines, allowing us to meet their manufacturing test needs in a timely manner. By working closely with our customers

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to understand the final application of their products, we are able to modify the software and hardware design of our solutions for use in the installation and deployment phase of their products. We believe that this strategy allows us to utilize fully our investments in these new technologies.

   Maintain Strong Customer Relationships to Anticipate Important Industry
   Trends

   A central component of our strategy is to work closely with our customers in their product design stage to understand emerging technologies and applications and develop advanced test and measurement instruments, systems and solutions. We gather information from our customers so that we may design and create new instruments to test emerging technologies as they develop them. For example, as communications networks have been overwhelmed by demand for increased speed and capacity, we have focused our product development on the technologies to enable next-generation, high-speed networks. We provide advanced fiber optic network test instruments and solutions to service providers to maximize the performance and minimize the total cost of ownership of high-speed fiber optic networks. In the cellular communications industry, we are working closely with industry leaders such as Telefonaktiebolaget LM Ericsson, Motorola, Inc. and Nokia Oy to develop testing solutions to support next-generation high-capacity wireless cellular standards. We have also worked closely with Rambus in developing advanced test solutions for high-speed memory devices.

   Expand Our Services and Consulting Business Globally

   We believe that the rapid pace of technology innovation and our customers' focus on more efficient uses of their resources have created an opportunity for us to differentiate ourselves from our competitors with our global support and service capabilities. We provide basic support services, such as repair and calibration; systems integration services; training and customer education; and advanced business services, such as design services and consulting. For some of our more complex products, such as our automated test equipment, we provide proactive maintenance and support to ensure maximum reliability and continuous operation. In addition, we believe we provide customers with more flexibility and lower the total cost of ownership with our asset management, financing and pay-per-use programs.

Products

   Our test and measurement business designs, develops and manufactures test and design products that range from single-unit electronic measurement devices priced under $1,000 to large scale integrated test solutions priced at $1 million and higher.

   Communications Equipment Test Solutions

   We provide test solutions for fiber optic, broadband wire-based, radio frequency and microwave communications networks and products.

   Fiber Optics. We make products that enable the development, production, installation, verification and maintenance of fiber optic networks. Our products include optical signal and spectrum analysis instruments used by the industry's leading equipment manufacturers to develop and manufacture reliable optical components. We also make products that test dense wavelength division multiplexing systems, a new technology that is used to increase the transmission capacity of optical fibers. Our products also include network analyzers and high-speed bit-error rate testers that measure key transmission properties of high-speed optical and electrical signals. These products are used by network component and equipment manufacturers as well as service providers to test the proper functioning of fiber optic components and networks.

   Broadband and Data Networks. Our network test equipment is used by service providers to install and maintain connections to the Internet, high-speed data networks, telephone systems and cable television lines. This equipment is also used by network equipment manufacturers to develop and manufacture high- speed network equipment. We market test solutions for high-speed network equipment based on broadband data transmission

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technologies such as Digital Subscriber Line, Asynchronous Transfer Mode and
Integrated Services Digital Network. Our suite of solutions for network equipment based on the Internet Protocol tests quality and service performance of voice and data traffic transmitted over Internet Protocol-based networks. Enterprise network managers, network equipment designers and third-party field network maintenance service providers rely on our Internet Advisor product line for comprehensive diagnostic and problem solving solutions for troubleshooting high-speed local area networks, wide area networks and asynchronous transfer mode networks. Our cable television test equipment ensures maximum radio frequency and video performance and troubleshooting of components in the cable infrastructure and the connection to the cable subscriber.

   Wireless Communications and Microwave. In wireless communications, we market our test solutions to manufacturers of cellular handsets and wireless telephone infrastructure. Our radio frequency and microwave test instruments assist in the design and production of cellular handsets and base stations, as well as satellite and aerospace defense systems. Examples of our radio frequency and microwave products include network analyzers, spectrum analyzers and signal sources. These products generate and measure electronic communications signals. We have combined several of our instruments into integrated test solutions, such as our single-box testers for cellular handsets that determine the ability of a handset to send and receive signals accurately as well as successfully switch between cellular base stations while traveling. Another example is our integrated solution for testing communication satellite electronics.

   Communications Service Test and Monitoring Solutions

   Our acceSS7 product allows communications service providers using Signaling System 7 (SS7), such as AT&T Corporation and Sprint Corporation, to monitor and analyze their signaling network traffic for network performance and management, fraud management and billing of interconnecting service providers. Similarly, our AccessFiber products and solutions perform fault detection and monitor fiber optic communications networks. Our acceSS7 and AccessFiber products are typically sold as a combination of hardware, software and services. Our Firehunter network management software solution provides performance monitoring, analysis and reporting capabilities for Internet service providers. Firehunter allows Internet service providers to monitor and analyze network occurrences and helps improve the availability and responsiveness of the network, while reducing the time required to isolate problems. It gives Internet service providers the capability to monitor and measure important service level parameters and thus to offer and meet customer service level agreements. Our NetMetrix local area network probes and software provide local area network management solutions for the enterprise.

   We also market benchtop and handheld measurement devices such as lightwave multimeters, power meters and optical sources. We also market portable test instruments for installation and field service testing and monitoring for many types of communications networks. For example, our portable bit error rate test instruments are used by service providers for transmission performance analysis during installation and for ongoing maintenance.

   Electronics Design and Manufacturing Solutions

   General Purpose Instruments. General purpose instruments are used by a wide variety of customers across all electronics-related industries. They are used principally by engineers in research and development laboratories, manufacturing, calibration and service for measuring voltage, current, frequency, signal pulse width and other standard electronics measurements. These products are often the core of an electrical engineer's benchtop equipment. Examples of general purpose instruments include:

  .  digitizing oscilloscopes;

  .  voltmeters and multimeters;

  .  frequency counters;

  .  bench and system power supplies; and


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  .  function generators and waveform synthesizers.

   Our general purpose instruments have been the basic building blocks for many of our more advanced products and solutions.

   Modular Instruments and Test Software. Our modular instruments and test software, including instruments incorporating the VXI bus, a standard interface for building test systems using modular components, and modular measurement system software is used to dynamically configure and reconfigure test systems for designers and manufacturers of electronic devices.

   Data Acquisition Devices. Our data acquisition and control products measure physical phenomena, acquire data from sensors and perform digital-to-analog conversion, signal processing and control functions. Data acquisition and control products include digital-to-analog converters that are attached to sensors to measure a wide range of physical data such as temperature, airplane wing strain and vibrations in cars, jet engines and power generation equipment.

   Digital Design Products. Our digital design and test products are used primarily by research and development engineers to design, test and remove design defects from digital electronic systems, including microprocessors, computers and computer peripherals. These systems range from simple digital control circuits to complex, high-speed servers incorporating the latest microprocessor technology. Our digital design products include logic analyzers, logic-signal sources and data generators.

   Automated In-Circuit Testing. We offer the leading family of in-circuit test products, which test printed circuit board assemblies to find defects caused by the manufacturing process. In-circuit testers use a probe fixture which makes electrical contact with the circuit board and provides electrical measurements. These products are used with a suite of proprietary tools for testing printed circuit assemblies where probing may be able to access as little as 50% of the contacts due to very densely packed or very small components. These tools enable our current systems to test up to twice as fast as previous in-circuit test systems.

   Automated X-ray Inspection. Our leading x-ray inspection products provide a three-dimensional scan of printed circuit board assemblies to identify and isolate quality defects caused by the manufacturing process. Using patented techniques, our products can look through a device to identify structural defects in soldering that are not identified by visual inspection and that may not be detected with in-circuit testing. This technique also eliminates the need for expensive physical probe fixtures.

   Automated Optical Inspection. Our automated optical inspection line of products enables automated visual inspection of printed circuit assemblies. These systems are able to locate, with a high degree of repeatability and reliability, misplaced and misaligned parts, gross solder defects and other process faults without the need for a human inspector.

   Intelligent Test. In products that demand the highest reliability, like those used in networking and communications, customers will often require that their printed circuit assemblies be tested using a combination of automated test processes. Our AwareTest Software enables customers to design test processes that avoid unnecessary test duplication. For example, an in-circuit test device will receive information about the faults that have already been detected by an x-ray inspection system and not repeat the test of that circuit. AwareTest allows customers to obtain maximum test coverage while decreasing total test time and cost.

   Semiconductor Automated Test Equipment

   Our automated test equipment supports the development and manufacture of semiconductor devices. We produce semiconductor test equipment to perform electrical and functional testing of the operation of memory, logic, mixed signal, systems-on-a chip, and radio frequency integrated circuits. Our parametric test instruments and systems are used to examine semiconductor wafers during the semiconductor manufacturing process. Our

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semiconductor parametric test systems combine hardware technology with system software. The software can be customized to meet specific application needs to allow faster verification of the accuracy of the manufacturing process of a silicon wafer and wafer quality through its first electrical test. Our product development efforts are targeted at leading edge technologies, such as systems-on-a-chip and high-speed memory products, such as Direct Rambus dynamic random access memory devices.

   Our semiconductor test products test a variety of different circuit types. These devices are usually tested after final assembly, but the testing of some devices is most effective immediately after the production of the silicon wafer, when the wafers are sorted. We believe we are the industry leader in wafer-sort test solutions for flash memory devices, which retain data even when the power is turned off and that are critical for use in digital cameras, cellular phones, personal digital assistants and storage of portable digital audio files. Our flash memory test products can test as many as 16 devices in parallel, greatly improving test throughput for our customers.

   In the final test area, we are exploiting our successful logic and mixed signal semiconductor test offerings into two market areas. Based on our high performance logic technology, we have developed an accurate, high-speed test system for Direct Rambus dynamic random access memory chip testing. The Rambus architecture addresses performance limitations in other random access memory chips by moving data quickly in and out of memory. Rambus-designed memory has been used in selected niche products, such as video games, for several years but is now being developed as the main memory for high-performance personal computers. Our Rambus memory testers will initially test 16 devices in parallel. In the year 2000, we expect to offer the ability to test 32 devices in parallel, which we believe will result in an extremely competitive cost of test.

   Our test equipment for the system-on-a-chip market is based on our newest generation logic and mixed signal product platform. This platform is designed to span the wide range of price, performance and functionality that the system-on-a-chip market will require. We also produce a radio frequency integrated circuit test system that has established a leadership position in the wireless device market.

   High-Frequency Electronic Design Tools

   Our high-frequency electronic design automation software tools are used by radio frequency integrated circuit design engineers to model, simulate and analyze communications product designs at the circuit and system levels. Our technology is the first in the industry to allow the simulation of complete communication product design in a single environment. According to Dataquest, we are the leader in the market for high-frequency computer aided engineering software.

Customers

   We market our test and measurement solutions to more than 3,000 customers across a broad array of industries. Several of our customers purchase products across several of our major product lines for their different business units.

   A representative list of the customers of our test and measurement business follows:

Alcatel Alsthom                     Intel Corporation                               Qualcomm, Inc.
AT&T                                LG Group                                        Samsung Electronics Co., Ltd.
Bell Canada Enterprises, Inc.       Lockheed Martin Corporation                     Siemens
  (Nortel Networks Corporation)     Lucent                                          Solectron Corporation
The Boeing Company                  Matsushita Electric Industrial Co., Ltd.        Sprint
Ericsson                            Mitsubishi Electronics America, Inc.            THOMSON Multimedia,
Fujitsu Limited                     Motorola                                        Toshiba Corporation
General Electric                    NEC Corporation                                 Tyco International
General Motors Corporation          Nippon Telephone & Telegraph Corporation        United States Air Force
Hitachi, Ltd.                       Nokia                                           U S WEST, Inc.
IBM

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

Sales, Marketing and Support

   We have a focused sales strategy to strengthen customer satisfaction. Our worldwide sales and support teams are key elements of this strategy. Our direct sales force is focused on identifying customer needs and recommending solutions involving the effective use and deployment of our equipment and systems. Some members of our direct sales force focus on global accounts, providing uniform services on a worldwide basis. Others focus on our more complex products such as our communications monitoring systems and our automated test equipment, where customers require intensive strategic consultation. Our sales force also specifically targets the contract manufacturer market by collaborating with original equipment manufacturers to specify that our test equipment be used by contract manufacturers, as well as marketing to contract manufacturers directly.

   Our direct sales force consists of field engineers and systems engineers who often hold advanced degrees and who have in-depth knowledge of the customers' business and technology needs. Some of our field engineers are account managers for our large accounts, and enhance our understanding of the future needs of these customers. Our systems engineers provide a combination of consulting, systems integration and application and software engineering services, and are instrumental in all stages of the sale, implementation and support of our complex systems and solutions. We have more than 3,000 sales, service and support engineers located throughout the world. In support of our selling efforts, we have regional sales and customer support centers in Hong Kong, the Netherlands and the United States. We believe that the scale and global presence of our direct sales force are an important competitive advantage. We also use value-added resellers to address specific market segments.

   We sell our less complex products through a combination of our direct sales force, distributors, mail order, telephone and electronic commerce, utilizing our extensive catalogs. In many cases, initial sales of our products may be made by our direct sales force, with follow-up sales of the products through one of our alternative sales channels.

   We have a support organization dedicated to delivering a full range of services to our customers, including:

  .  instrument repair and calibration;

  . proactive support to ensure continuous productivity of our semiconductor and electronics manufacturing test equipment;

  .  application and process consulting;

  .  solution development and product integration;

  .  customer education;

  .  system integration; and

  .  software support.

   We offer these services worldwide through an integrated team of support engineers. We also provide support services over the Internet and through call centers.

Manufacturing

   We concentrate our test and measurement manufacturing efforts primarily on final assembly and test of our products. To maximize our productivity and our ability to respond to market conditions, we use contract manufacturers for the production of printed circuit boards, sheetmetal fabrication, metal die casting, plastic molding and standard electronic components. We also manufacture proprietary devices and assemblies, such as x-ray tubes and high-frequency integrated circuits and devices, in our own foundries for competitive advantage.

   We have approximately 2.5 million square feet of manufacturing space worldwide dedicated to our test and measurement business.


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Competition

   The market for test and measurement equipment is highly competitive, and we expect this competition to increase. We believe that the principal factors of competition are:

  .  speed, accuracy and cost of test;

  .  breadth of product offerings;

  .  scalability and flexibility of products;

  .  ease of product use;

  .  ability to upgrade product platform;

  .  time to market of new technologies;

  .  adherence to industry standards;

  .  ability to support emerging industry protocols; and

  .  ability to provide localized service and support on a worldwide basis.

   We believe we compete favorably with respect to each of these factors and have gained significant market share in many of our targeted markets as a result. We believe our success has been driven by technology leadership, our ability to generate customer loyalty and our track record at anticipating market trends.

   Our test and measurement business competes with a number of significant competitors in all our major product categories and across our targeted industries. In communications test, our primary competitors are Anritsu, IFR Systems, Inc./Marconi Communications Ltd., Network Associates, Inc., Rhode & Schwartz, Tektronix, Inc. and Wandel & Goltermann Technologies, Inc./Wavetek Corporation, as well as INET Technologies, Inc. and Micromuse Inc. in the communications network monitoring market. In the semiconductor test market, we compete primarily against Advantest Corporation, Schlumberger Limited and Teradyne. In the printed circuit board test market, a segment of the electronics manufacturing market, we compete against GenRad, Inc. and Teradyne. In the general purpose electronic test market, we compete against companies such as Fluke Corporation (a subsidiary of Danaher Corporation), Keithley Instruments, Inc., LeCroy Corporation, National Instruments Corporation and Tektronix. Some of our competitors may have a strategic advantage based on geographic location that could make it difficult for us to compete in those markets. In addition to our larger competitors, we also face competition from start-up companies with newer technologies or products based on next-generation industry protocols, particularly in communications test. Any of these start-up or other emerging competitors, as well as our existing competitors, may develop technologies that more effectively address our targeted markets at a lower cost. In addition, these small competitors may enter into strategic alliances or business combinations that increase their ability to innovate and address our markets.

SEMICONDUCTOR PRODUCTS

   Our semiconductor products business is a leading supplier of semiconductor components, modules and assemblies for high performance communications infrastructure, computing devices and mobile information appliances. We design, develop and manufacture:

  .  fiber-optic communication devices, components and assemblies;

  .  integrated circuits for high-speed local area networks;

  .  integrated circuits and board-level solutions for storage area networks;

  . discrete devices and integrated circuits for microwave and radio frequency mobile wireless devices and infrastructure;

  . infrared components used for short-range communication between portable and stationary devices;

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  .  ASICs for workstations, servers and laser and inkjet printers;

  .  LEDs for electronic image and information display; and

  .  semiconductors for image capture and display.

We believe we are the leading provider of:

  . fiber optic communications transceiver (transmitter/receiver) modules used for high speed data transmission;

  . integrated circuits for storage area networks based on the Fibre Channel protocol;

  .  infrared components;

  .  optoelectronic components and displays; and

  .  ASICs to Hewlett-Packard for its workstations, servers and printers.

   In total, we produce more than 9,000 products for high-speed networking, mobile communications and computing devices worldwide. As of July 31, 1999, our semiconductor products business had approximately 10,900 employees worldwide. We have eleven major design centers and eight manufacturing sites around the world. Our semiconductor products business generated revenue of $1.6 billion in fiscal 1998 and $773 million in the first half of fiscal 1999.

Markets

   Our semiconductor products business serves two primary markets: communications and computing.

   Communications

   High-Speed Networking. The advent of the Internet as a communications medium has dramatically increased business and consumer demand for high-speed, reliable access to data and, as a result, has placed considerable stress on existing communications networks. In data communications, speed is measured in the number of bits of data per second that can be transmitted across the network.

   As the volume of data transferred over networks grows, users are becoming increasingly frustrated with the low performance of the existing communications infrastructure, which was originally designed for lower speed analog transmission rather than high-speed digital transmission. This infrastructure consists primarily of copper wiring, which was originally intended for analog voice transmission. Copper wiring is highly susceptible to noise and interference, making accurate transmission of data at high speeds difficult.

   Fiber optic cables, which carry information in the form of pulses of light produced by light-emitting diodes or lasers, can carry very large amounts of data in a small space and are immune to electrical and magnetic interference. Because fiber optic cables are not susceptible to interference, they can minimize error in data transmission and prevent the crossing of telephone conversations between lines. Fiber optic cables can also provide enhanced security compared to copper wiring, since intercepting communications on a fiber optic line without detection is difficult. Because of these benefits, telecommunications service providers have historically used fiber-optic cables for their ultra-long-distance, typically undersea, communications infrastructure. For a number of years, fiber-optic cables have also been the method of choice for long-distance, high-volume voice and data, and have more recently been increasingly used in local area networks, in place of traditional copper wires, for higher-speed and more reliable data communication.

   We are a major supplier of fiber optic transceivers, which convert digital data into light signals for transmission, and convert light signals back into digital form on the receiving end of the communication. We market fiber optic transceivers for both short-range, local area network applications and long-range, wide area

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network applications to major telecommunications and data networking equipment vendors such as Alcatel, Cisco Systems, Inc., Lucent and Nortel. In addition, we supply high reliability solid-state lasers to major telecommunications companies for high-reliability, ultra-long-distance applications. We are also a major supplier of physical layer integrated circuits for high-speed networking applications, which prepare data for transmission across fiber networks.

   Storage Area Networking. As the volume of data that is being transmitted, processed and stored in networked environments has increased, the market for storage area network equipment, which connects computers and storage devices, has grown dramatically. The increase in data transmission speeds across networks has created a demand for high-speed and high-performance storage-to-server and server-to-server connectivity. The Fibre Channel interconnect protocol, a standard for the transfer of information between computers and storage devices defined by the American National Standards Institute, was developed to meet this growing demand. Fibre Channel supports the transfer of large amounts of data within storage area networks at speeds of one gigabit per second and greater and provides high transmission reliability. We supply a broad range of integrated circuits, fiber optic components and systems to manufacturers of storage area network systems utilizing the Fibre Channel protocol, such as Data General Corporation, EMC Corporation, Hitachi and NEC.

   Wireless Communications. Worldwide subscriber growth for wireless communications has been increasing rapidly in recent years. The Strategis Group anticipates that the worldwide market for cellular services will increase to 519 million subscribers by 2002 from 256 million subscribers in 1998. We supply a wide range of radio frequency and microwave integrated circuits and devices to mobile telephone manufacturers and vendors of equipment for the mobile telephone infrastructure to meet this increasing demand. We supply infrared and radio frequency devices and modules for short-range, point-to-point wireless communications to manufacturers of computers, printers and consumer electronics products, such as mobile telephones, digital cameras, personal digital assistants and pagers.

   Computing

   We are the largest supplier to Hewlett-Packard of ASICs for printers, workstations and servers. ASICs are semiconductors that are designed for a unique, customer-specified application and typically replace a number of discrete components resulting in improved performance, lower cost and high reliability.

Strategy

   To service the needs of our customers in the communications and computer industries, the semiconductor products business pursues the following strategies:

   Apply our Broad Technology Base to Capture Demand for Higher-speed and Mobile Data Transmission

   We have established leadership positions in the design and development of semiconductors used in fiber optic communications, radio frequency and infrared technology. Building on this leadership and our broad technology base, we continue to invest in designing and marketing semiconductor products to address the growing demand for higher-speed, higher-capacity connections and mobile communications. In particular, we are focused on developing devices that enable data transmission speeds of one gigabit per second or greater to address the increasing demand for high speed networking. We currently produce integrated circuits for the most prevalent mobile communications standards, and we believe we are well positioned to benefit from the increased demand for these products.

   Continue to be Hewlett-Packard's leading supplier of ASICs

   Key elements of our remaining a leading supplier of ASICs to Hewlett-Packard for use in its printers, workstations and servers have been:

  . our development, external sourcing and application of intellectual property;

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

  .  our ability to meet competitive pricing and performance requirements;
     and

  . our dedicated sales force and co-location of design personnel with major Hewlett-Packard businesses.

   To maintain this position, we will continue to pursue our intellectual property strategy through both internal development and acquisitions, and apply this intellectual property strategically to our products. In addition, to remain competitive, we are focused on reducing the costs and improving the performance of the ASICs we provide to Hewlett-Packard by pursuing higher levels of device integration and employing advanced process technology. We also intend to increase sales of ASICs to purchasers other than Hewlett-Packard, in areas other than workstations, servers and printers, particularly in the networking area.

   Take Advantage of Technology Partnerships

   To maintain technology leadership in a cost-effective manner, we have formed several strategic technology partnerships. We intend to continue to enter into strategic technology partnerships to gain access to intellectual property and advanced semiconductor manufacturing process technology. For example, through our joint venture with Chartered Semiconductor Manufacturing, Ltd. and the joint venture's technology sharing arrangements with Motorola, we obtain access to advanced semiconductor process technology and volume production capacity while reducing capital outlays and design process costs. Our alliance with Displaytech, Ltd. provides us with access to its expertise in liquid crystal materials development, microdisplay design and display systems integration for use in our near-eye microdisplay products.

Products

   Our major product areas include:

   Fiber Optics

   Our fiber optic transceiver products address all segments of the market for high-speed optical communications, including local area networking, wide area networking, long-distance networks and custom-built, proprietary network solutions. We market optical transceivers, transmitters and receivers for high-speed local area network applications from 10 megabits per second to one gigabit per second and higher, and wide area network applications at up to 2.5 gigabits per second. We are also the leading producer of solid-state lasers, which are used for high-reliability undersea transmission, such as intercontinental communications.

   High-Speed Network Input-Output Circuits

   We market integrated circuits and solutions for high-speed input-output devices, focusing on the high-speed networking and storage area networking markets. We produce physical layer integrated circuits for high speed network switches and routers, devices that direct network traffic. We are also the industry leader in Fibre Channel protocol-based integrated circuits and subsystems for storage area networks.

   Radio Frequency and Microwave Communications Devices

   We produce a broad family of radio frequency and microwave communications products, primarily integrated circuits for wireless communications products and infrastructure. Our products include integrated circuits, individual transistors and diodes and amplifiers used in higher speed and higher frequency applications. These products are focused on applications in a broad variety of wireless communications standards, including Cellular and Personal Communication Systems based on Code Division Multiple Access, Global System for Mobile Communications. We offer products for both cellular base stations and handsets.

   Infrared Emitters, Detectors and Transceiver Modules

   We produce a full line of infrared products that enable short range, point-to-point wireless communication between portable and stationary devices. Examples of these portable devices include notebook personal

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

computers, cellular phones, personal digital assistants and digital cameras. Our infrared products utilize our strength in high-speed communication design and our expertise in optics and are used in a substantial portion of the notebook computers and laser printers produced today.

   ASICs

   Through a competitive process, we have been the primary supplier to Hewlett-Packard of ASICs for Hewlett-Packard's printers. In addition, we provide graphics chips, core electronics chipsets that surround central processing units and microprocessors for Hewlett-Packard's workstations and servers. However, we expect shipments of microprocessors to Hewlett-Packard to be substantially reduced before the end of 2000. The terms of our license limit our use of Hewlett-Packard's intellectual property for the sale of integrated circuits in printing devices, printer supplies, components and accessories, document scanners and some computing devices for a period of three years in some cases and 10 years in other cases.

   Optical Image Sensors, Optical Position Sensors and Reflective Microdisplay Components

   We have recently begun applying our capabilities in optoelectronics and integrated circuit design to image and position sensors and microdisplays. Our sensor products include color and monochrome still and video camera image capture solutions and intelligent optical sensors. Our focus in this area is to enable pervasive imaging through low-cost digital image sensors for use on a stand-alone basis or embedded within personal computers, laptops, peripherals, cellular telephones and affordable digital cameras.

   We also produce optical position motion control products used primarily for motion control in printers and small motors that require precise control. These optical position sensors are used to locate the printing device in an inkjet printer. In addition, our optical image sensors are being used as the sensing system in a new generation of computer mice.

   Our microdisplay products deliver high quality, low power, low cost images on a single silicon chip with television or computer monitor image capability. These image subsystems can be used as display panels on electronic devices such as portable telephones and, when coupled with optics, can be used for viewfinders in cameras and camcorders. Through an alliance with Displaytech, we are jointly developing advanced microdisplay components and subsystems for sale to original equipment manufacturers.

   LEDs and Optocouplers

   We manufacture and sell a broad range of LEDs, alphanumeric displays and optocouplers. LEDs are semiconductor devices that emit light when an electrical signal is applied. LEDs and alphanumeric displays are primarily used as status indicators, back-lighting for panels or switches and information in consumer, home office and industrial applications. Typical applications include status indicators on computers, fax and other office equipment, display panels and indicators for audio and video equipment, and as indicators and displays on industrial grade electronic equipment. Optocoupler products are devices that provide both electrical insulation, for protection, and signal isolation, to prevent distortion of data, between differing electrical environments. Typical applications for these products include industrial automation, electrical motor control and data communications interface isolation.

   Lighting Joint Venture

   We recently announced a memorandum of understanding with Philips to extend our existing joint venture relating to the design and production of LEDs. The joint venture will be expanded to take advantage of our technology and manufacturing strength in high-brightness color LEDs, and Philips' strength in developing, manufacturing and selling innovative lighting products and systems. Under the terms of the new agreement, the global joint venture will develop, manufacture and sell LEDs, modules, products and systems for a broad spectrum of lighting applications, including automotive lighting, high-brightness traffic signals, contour lighting

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

and signs, outdoor illumination, and white LEDs for both indoor and outdoor applications. We will equally own the joint venture with Philips, which will involve 1,000 employees located in California, Malaysia and the Netherlands. We are negotiating a definitive agreement with Philips based on the memorandum of understanding, and we therefore cannot guarantee that our relationship with Philips will be extended on these terms or at all.

Competition

   The markets for our semiconductor products are intensely competitive, and we expect competition to increase. Our ability to compete effectively depends upon a number of factors, including:

  .  product reliability and performance in operation;

  .  price;

  .  power consumption;

  .  compliance with standards;

  .  product size and integration; and

  .  time to market.

   In the fiber-optic products market, our principal competitors are Tyco, Lucent and Siemens. In the market for high-speed network components, our principal competitors are Emulex Corporation, LSI Logic Corporation, QLogic Corporation and Vitesse Semiconductor Corporation. Our principal competitors in wireless communications are Motorola, NEC and Siemens. In the market for infrared products, our principal competitors are Vishay Intertechnology, Inc. and IBM. We compete with companies including LSI, IBM, Mitsubishi, Motorola and NEC in the production of integrated circuits. Principal competitors in our LED businesses include Lite-on, Inc., Stanley Electronic Co., Ltd., Siemens and Toshiba.

Customers

   We sell to a broad array of customers in the communications and computing industries. We sell to original equipment manufacturers directly, as well as contract manufacturers including Celestica, Inc., Jabil Circuit, Inc., SCI Systems, Inc. and Solectron. Our top customers by product line, including customers purchasing through contract manufacturers and distributors, include the following:

                                           High-Speed
   Fiber Optics                       Networking Components                  Wireless
   ------------                    ---------------------------               --------
   Alcatel                         Cisco                                     Alcatel
   Cabletron Systems, Inc.         Compaq Computer Corporation               Ericsson
   Cisco                           Data General                              Lucent
   FORE Systems, Inc.              EMC                                       Motorola
   Hwawei                          Hewlett-Packard                           Nokia
   IBM                             Hitachi                                   Qualcomm
   Lucent                          IBM                                       Samsung
   Nortel                          NEC                                       Siemens
   Siemens                         3Com Corporation
   Tellabs, Inc.                   Veritas Software Corp.
   Tyco

   In addition, through sales of ASICs, storage area networking components, motion-control products and microprocessors, Hewlett-Packard accounted for approximately 37% of our semiconductor products business revenue in the six months ended April 30, 1999, and approximately 34% in fiscal 1997 and fiscal 1998. We have begun marketing our imaging products to companies such as Microsoft Corporation and Logitech International S.A.


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

Sales, Marketing and Support

   Our sales organization consists of 375 professionals. Our sales organization is divided into four groups, with responsibilities for large, global accounts and three regional areas: the Americas, Europe and Asia Pacific. We also have a direct sales team that has several years of experience in servicing our customer relationship with Hewlett-Packard. Our sales force has specialized product and service knowledge that enables it to sell specific offerings at key levels throughout a customer's organization. In addition to our direct sales force, we generate approximately 25% of our revenue through our relationships with key electronic distributors, such as Arrow Electronics, Inc. and Avnet, Inc. on a worldwide basis, EBV Electronik GmbH/Wyle Electronics in Europe and North America, Future Electronics, Inc. in Europe and North America, and Ryoyo Electro Singapore PTE, Ltd. and Tokyo Electric Power Company in Japan. We have also recently focused a sales effort to major contract manufacturers such as Celestica, Jabil, SCI and Solectron. Our total sales effort reaches 45 countries through 200 distribution locations.

   In support of our selling effort, we also have regional sales and customer support centers in Germany, Hong Kong, Japan, Singapore, the United Kingdom and the United States. These regional centers are responsible for sales support, product presentations, developing new services and business opportunities, and meeting the demands of our customers for localized aftermarket support. We also provide a broad range of products and applications-related information to customers and channel partners via the Internet.

Manufacturing

   Our semiconductor products business has a total of eight manufacturing sites located in California, Colorado in the United States, Malaysia, Singapore and the United Kingdom. The sites together have usable manufacturing space of over 897,000 square feet and, as of July 31, 1999 approximately 7,900 employees devoted strictly to manufacturing. The majority of our silicon and gallium arsenide wafer fabrication is done in the United States and Singapore, while our assembly and test operations are in Malaysia, Singapore and the United Kingdom. In addition to these facilities, we utilize a network of contract manufacturers throughout Asia for semiconductor fabrication and test.

   Our manufacturing strategy has been to outsource more mature technologies while using our in-house manufacturing fabrication, assembly and test capabilities to develop new, leading edge-products. In addition, through our joint venture with Chartered Semiconductor Manufacturing, we have access to a guaranteed source of silicon wafers for our integrated circuit designs at favorable prices. The joint venture provides us with access to Motorola's fabrication process developments through the joint venture's licensing arrangements with Motorola.

   Our production facilities have developed several quality-management processes designed to increase productivity. We have developed proprietary automated test systems, particularly in optical, light-emitting diode and microwave.

HEALTHCARE SOLUTIONS

   Our healthcare solutions business is a worldwide leader in clinical measurement and diagnostic solutions. Our products and systems enable medical professionals to gather and analyze information in hospital intensive care units and emergency rooms, outpatient clinics, doctors' offices, patients' homes and other settings. Our products and services include patient monitoring systems, imaging systems, external defibrillators, cardiology products and related professional services and support, each aimed at helping our customers improve the quality of patient care while decreasing their costs. We hold leading market share with our patient monitoring and associated clinical information-management systems for critical care and cardiovascular ultrasound imaging systems.

   We market our products to professionals and institutions in more than 100 countries. We have sales offices in 33 countries and manufacturing sites in Massachusetts and Washington in the United States, China and

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

Germany. As of July 31, 1999, the healthcare solutions business had approximately 5,000 employees worldwide. Our healthcare solutions business generated revenue of $1.3 billion in fiscal year 1998 and $671 million in the first half of fiscal year 1999.

Markets

   The principal markets in which we participate are patient monitoring, ultrasound imaging and external defibrillator and cardiology products.

   Patient Monitoring

   Patient monitoring systems continuously assess a patient's vital signs, such as heart rate, blood pressure and respiration rates, to enable very rapid decision making in emergency and critical care environments. Our patient monitoring systems are used in three major market segments: critical care, anesthesia care and neonatal care. According to Frost & Sullivan, the worldwide market for multi-functional patient monitoring equipment totaled $5.3 billion in 1997, growing at a compound annual rate of 8.7% from 1994 to 1997. This market is forecasted to grow at a compound annual rate of 11.5% from 1998 to 2003.

   Patient monitoring equipment and services are also used in non-critical care environments. As providers seek to reduce costs, patient care is often being delivered in non-critical care environments. Many patients who previously would have remained in the intensive-care unit are being moved to non-critical care areas, where portable monitors and remote measurement systems are used. These non-critical care areas, which include non-intensive-care areas of hospitals, outpatient care facilities and patients' homes, are expected to provide significant growth opportunities for patient monitoring markets in the future. Frost & Sullivan expects the market for lower cost and portable monitoring equipment to grow from $675 million in 1998 to $1.3 billion by the year 2004, a 11.3% compound annual growth rate.

   Ultrasound Imaging

   Ultrasound imaging systems enable medical professionals to view multiple parts of the human anatomy with high-resolution images that are produced non-invasively from sound waves. The ultrasound imaging equipment market includes cardiovascular, radiology, obstetrical and general imaging equipment. Frost & Sullivan estimates that the worldwide market for ultrasound imaging equipment was $2.5 billion in 1998 and grew at a compound annual rate of 5.1% from 1996 to 1998. Frost & Sullivan forecasts the overall market to grow at a compound annual rate of 6.7% over the next five years. Within ultrasound imaging, our principal targeted market is cardiology ultrasound imaging. Frost & Sullivan estimates that the global market for cardiology ultrasound imaging equipment was approximately $768 million in 1998 and grew at a compound annual rate of 5.5% from 1996 to 1998. In line with the overall ultrasound market, Frost & Sullivan forecasts the cardiovascular imaging segment to grow at an annual rate of approximately 6.8% over the next five years.

   Cardiology Products

   Our cardiology products business includes external defibrillators, electrocardiographs and related information systems. External defibrillators are devices that deliver an electrical shock designed to restart the heart of victims of sudden cardiac arrest. Theta Corporation estimates the worldwide external defibrillator market was approximately $425 million for 1998 and forecasts a compound annual growth of 8% for the years 1998 through 2000. The fastest-growing segment of the defibrillator market is the out-of-hospital segment, which is expected to grow more than 35% annually for the next three years, according to Frost & Sullivan. Each year in the United States, sudden cardiac arrest strikes approximately 350,000 people, of whom less than 5% survive, largely because defibrillators do not reach victims in time. In 1997, the American Heart Association called for the broad deployment of automatic external defibrillators in public places where large groups of people gather and estimated that broader public access to defibrillators could save an additional 20,000 lives each year in the United States.

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

   We also sell electrocardiography equipment, which measures and displays information about the electrical activity of the heart. According to Frost & Sullivan estimates that the total worldwide electrocardiography equipment market was approximately $200 million in 1998 and grew at a compound annual growth rate of approximately 2.3% from 1991 to 1998. This market is expected to grow at an annual rate of 3.0% over the next three years.

Strategy

   Our healthcare solutions business focuses on creating and delivering new products and services for the healthcare market, establishing and maintaining a strong reputation with our customers and developing effective strategic partnerships by pursuing the following strategies:

   Bring New Technologies and Applications to Targeted Markets

   We have established leadership positions in the patient monitoring, ultrasound and cardiology markets. We believe we can expand our market opportunity by moving into new areas of these markets, increasing the market penetration of our existing products and services and delivering new products that offer higher performance at lower prices. In particular, we aim to bring new technologies to the patient monitoring and imaging markets and expand our coverage in developed countries by delivering cost-effective diagnostic and therapeutic tools. We are also focused on developing new, low-cost applications of our existing products to expand our presence in smaller hospitals and less-developed countries.

   Target Medical Care Beyond the Hospital

   We believe that an increasing proportion of healthcare is being delivered outside of the hospital in clinics, surgical centers and doctors' offices, as well as in the workplace and homes. According to data from the American Hospital Association, the average length of stay at hospitals has declined 17.6% from 1990 to 1996. By contrast, outpatient visits increased 37% between 1990 and 1996. This growth in outpatient services has increased demand for products that can enable nurses, other clinicians and nonmedical professionals to provide care outside of the hospital. In 1998, we acquired Heartstream, a market leader in automatic external defibrillators which enable nonmedical professionals to deliver defibrillation in settings outside the hospital. Through internal development efforts, we are also delivering cost-effective diagnostic and therapeutic tools, which can decrease the cost of diagnosing and monitoring patients. These tools are targeted at smaller hospitals, mobile clinics and private offices.

   Increase Presence in Emerging Systems Worldwide

   We believe an opportunity exists in emerging countries with underdeveloped healthcare systems and infrastructure. We believe the large and growing populations of these countries will fuel demand for cost-efficient medical products and services. In order to capitalize on this opportunity, we plan to expand our global presence by continuing to invest in the development of low-cost, reliable, high-utility, diagnostic, monitoring and therapy instruments designed to be easily supported in rural areas. We also work with international financial organizations, such as the World Bank, to arrange secured financing services for our customers in these regions.

   Take Advantage of the Rapid Adoption of Information Technology, the Internet and Industry Standards

   The rapid growth of the Internet is fueling the adoption of Internet-based healthcare services, medical care by telephone and online self-care. According to Cyber Dialogue, by the year 2000 an estimated 30 million Americans will use the Internet to learn about options for treatment, self-care and prevention. To take advantage of this accelerating trend, we are working with medical professionals to deploy Internet-based communication systems that link medical professionals and patients. For example, our CodeRunner Web product allows healthcare professionals to review a summary of cardiac resuscitation efforts to ensure that approved procedures were followed in an emergency situation.


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

   Our customers are increasingly demanding clinical diagnostic information systems based on open standards for easier and more cost-effective access to medical data. To proactively participate in the definition of new industry standards and ensure compliance of our products and technologies, we are currently leading several industry-wide efforts to create and promulgate standards for communication and interoperability among disparate healthcare systems.

   Develop Point-of-Care Technologies

   Point-of-care diagnostic products consist of blood-and-tissue analysis systems that provide immediate or continuous diagnostic results at the patient's bedside. These systems include portable, microprocessor-based analyzers that employ single-use, disposable cartridges to perform simultaneously several of the most frequently ordered blood tests in a simple 90-second procedure. These biochemistry-based devices provide accurate and reliable blood test results more quickly, cost-effectively and simply than most advanced clinical laboratory equipment. We believe market acceptance of point-of-care diagnostics is increasing. In 1995, we entered into an agreement with i-STAT Corporation to enter the point-of-care testing marketplace with critical blood parameters. In 1999, we entered into a worldwide agreement with Diametrics Medical Incorporated in order to provide both continuous and intermittent blood monitoring capabilities. These companies' biochemical sensors, when integrated into our monitoring platforms, enable time-sensitive measurements to be made quickly and accurately at a patient's bedside for faster diagnosis and therapeutic intervention. We intend to continue to enhance our patient monitoring capabilities by developing alliances with other companies.

   Focus on the Management and Treatment of Chronic Illnesses

   Our products and solutions primarily address the need for the diagnosis and treatment of non-critical illnesses in a clinical setting. We believe healthcare expenditures are shifting from acute care in the hospital to ongoing care or treatment of long-standing conditions, as a result of the dramatic growth in the elderly population and advances in life-extending medical therapies and technologies. Therefore, we have recently begun to pursue opportunities focused on the ongoing management and treatment of chronic illnesses. We plan to introduce our first product to address the chronic care market, our remote measurement solution, in late 1999. It is our intention that this solution will assist clinicians in successfully managing congestive heart failure patients at home. Studies show that this type of disease management program increases patient comfort while avoiding costly hospital emergency visits.

Products

   Our products and services include patient monitoring, imaging systems, cardiology products and related professional services.

   Patient Monitoring

   According to a 1998 study by Frost & Sullivan, we maintain a leadership position in the market for patient monitoring and related information management systems. Our products range from critical-care bedside monitors, fetal monitoring and remote-measurement systems to central station monitors, associated clinical decision support systems and critical-care information-management systems. Our clinical decision support and critical-care information-management systems are scalable based on department protocols, severity of patient condition and workflow requirements. Our solutions range from basic surveillance and centralized alarms to very large system configurations that provide comprehensive patient information-management support.

   We have supplied over 170,000 units worldwide of our modular Viridia Component Monitoring System family of patient monitors. The Viridia CMS monitors support more than 20 different kinds of clinical measurements in critical care, anesthesia and perinatal care. Our Viridia Information Center is one of the industry's most advanced real-time, patient data analysis and surveillance solutions offering data at a central station. It enables clinicians to provide more effective care through the analysis, integration and management of

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patient information. The Viridia Information Center integrates the data management and review capabilities of a clinical workstation with the features of a central monitor for increased productivity and improved quality of care. Our CareVue clinical information system, deployed at the point of care, captures, stores and makes available data that can be configured for comprehensive reports. CareVue enables multiple caregivers to analyze patient data in order to improve outcomes, analyze care protocols and perform research and continuous quality improvements.

   We have established a number of strategic relationships to provide us with certain clinical applications to be used with our existing products and products under development. We have an agreement with Diametrics Medical and i-STAT Corporation in point-of-care blood chemistry. Continuous and intermittent monitoring sensors provided by these partners, when integrated into our monitoring platforms, enable these time-sensitive measurements to be made quickly and accurately at a patient's bedside for faster diagnosis and therapeutic intervention.

   Ultrasound Imaging

   We have a broad range of ultrasound imaging products, which are used by doctors and technicians in cardiology, radiology, obstetrics, vascular, emergency and operating departments to diagnose non-invasively a range of diseases and abnormalities throughout the body. Our U.S. cardiac-ultrasound business was ranked number one in the industry for overall quality of service and support by International Marketing Ventures in 1998 for the fifth year in a row. We offer three major ultrasound platforms: SONOS 5500, SONOS 4500 and ImagePoint Hx. SONOS 5500 is a premium performance cardiovascular ultrasound system used for both research and clinical applications, while SONOS 4500 is a high-performance cardiovascular ultrasound system used primarily in the clinical environment. ImagePoint Hx is a multispecialty product used in a broad range of ultrasound applications to address the broad needs of physicians working in smaller hospitals, mobile clinics and offices.

   Our technology differentiates our ultrasound products from competitive products. A key component of ultrasound products is the transducer, a complex electro-mechanical device that transmits sound waves into the body and converts the returning echoes into electrical signals, providing for the display of high quality images of human anatomy. We believe our proprietary transducers provide the widest bandwidth, or range of soundwave frequencies, in the industry, enabling the ultrasound system to optimize image detail and penetration without making the operator switch transducers. Another key technology in ultrasound products, signal processing, takes the electrical signals from the transducers and converts them into a high quality image. An example is our proprietary Acoustic Quantification, which automatically measures critical characteristics of the beating heart, eliminating time-consuming manual measurements. Our expertise in signal processing has also led to the development of proprietary ASICs, which have enabled us to provide ultrasound imaging equipment with enhanced performance for the same or lower cost.

   To address the information-management needs of our ultrasound customers, we have developed EnConcert, which consists of a series of software applications running on personal computer hardware. EnConcert allows clinicians to review, measure, manage and archive images, reports and patient data related to their ultrasound exams. These tools improve doctors' efficiency and allow them to communicate exam results more rapidly to their colleagues.

   Cardiology Products

   We develop and manufacture external defibrillators, electrocardiographs and electrocardiogram information management systems. An external defibrillator is a device that delivers an electrical charge that can restart a person's heart in sudden cardiac arrest or restore a heart's correct rhythm in cases of irregular heartbeat. An electrocardiograph is a diagnostic tool that measures and displays the characteristics of the heart's electrical activity. An electrocardiogram management system allows for the digital storage, review and retrieval of electrocardiograms.

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   We produce both manual and automatic external defibrillators. Manual defibrillators are used by highly trained medical personnel, primarily in hospitals and paramedic units. We believe our CodeMaster manual defibrillator product line is one of the most extensive in the industry. Our products are designed for both hospital and out-of-hospital use and are recognized as having the fastest charge time in the industry. In addition to their reliability and ease of use, our defibrillation products record the patient data monitored, and action taken by the caregiver, for review by an emergency medical director or other responsible parties, to enable monitoring of caregiver performance and product effectiveness. We also have the industry's first pre-hospital product with predictive software that provides information used to accelerate assessment and triage of patients with chest pains so that appropriate therapy can begin promptly.

   Automatic external defibrillators are portable defibrillators that are used by nonmedical professionals to deliver on-site defibrillation following a cardiac event. Given the relatively low cost and ease of use, these systems are well suited for deployment in places where people congregate. Purchasers of our ForeRunner automatic external defibrillators include American Airlines, Inc., Delta Air Lines, Inc., United Air Lines, Inc., Chicago O'Hare International Airport, Hilton Gaming Corporation, Michelin and Sundance Ski Resort. The ForeRunner's competitive advantage is based upon its unique, proprietary, low-energy biphasic waveform. A biphasic waveform is a form of energy where the electrical current is reversed midway through the pulse. It enables the ForeRunner to be lighter, less costly, safer, more reliable and the smallest external defibrillator in the market.

   Our electrocardiographs monitor the characteristics of the heart's electrical activity to enable cardiology professionals to provide accurate diagnoses and deliver care for cardiac patients. Our electrocardiogram information management systems allow cardiologists in institutions where large numbers of electrocardiograms are taken each day to automate the flow of information efficiently and generate accurate diagnostic reports for referring physicians. This system is based on industry standard computing platforms and also provides for remote connectivity and information access using standard Internet software.

   We have also established strategic alliances for our cardiology products business. For example, we have an agreement with Dr. Harry P. Selker, Chief of the Division of Clinical Research at the New England Medical Center, to jointly develop predictive instruments to help accelerate the assessment and triage of patients who may be having a cardiac event. Dr. Selker provides us with clinical and technical input and product evaluation by clinical trial, while we provide software and hardware engineering and development. We also have an agreement with Zymed, Inc. in electrocardiograms. Zymed's "EASI 12-lead" technology, when integrated into our monitoring platforms, provides the ability to more quickly and easily acquire, process and transmit a derived 12-lead electrocardiogram using five electrodes instead of the customary 10 used today in the critical care setting.

Customers

   We provide products and services to a broad range of customers in the industry. Within the last 12 months, 91% of the largest 2,000 hospitals in the United States purchased our equipment and/or services. Outpatient clinics, doctors' offices and public facilities, travel companies and entertainment providers are also a growing part of our customer base.

   A representative list of customers of our healthcare solutions business follows:

Adventist Health             Kaiser Foundation           Scripps Memorial
 System--Sunbelt              Hospitals                   Health System
Advocate Health Care         Lahey Hitchcock             Sisters of
Baptist Health System         Clinic                      Providence (WA)
 of South Florida            Mayo Foundation             St. Joseph Health
Catholic Healthcare          Memorial Healthcare          System (CA)
 West                         Systems                    Stanford Healthcare
Columbia/HCA Healthcare      Methodist System             Services
 Corporation                 Methodist/Indiana           Sutter Health
Intermountain Health          University                  California
 Care                        Mount Sinai Health           Healthcare Systems
International Military        System                     Tenet Healthcare
 Medical Center, Cairo,      New York Health              Corporation
 Egypt                        Hospital                   Tri-State Health
                             Promedica Health             Initiative
                              System                     United States
                             Quorum Health                Government
                              Group, Inc.

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Sales, Marketing and Support

   Our products and services are sold through both direct and indirect channels. We have sales offices in 33 countries and more than 2,400 direct sales and service personnel. Our sales strategy is to sell to and service our largest accounts (hospital and corporate business) directly while employing third-party distributors and manufacturer's representatives for smaller or more geographically dispersed countries. Electronic commerce is also an integral and growing element of our sales and distribution strategy. Today, customers can access product and service information for all our products, and they can purchase medical supplies and replacement parts on our website.

   In select instances we have also established distribution alliances with complementary medical equipment manufacturers in order to leverage market strength or bring a broader array of solutions to our customers. Specifically, Quinton Instruments Company is the United States distributor for our electrocardiographs and electrocardiogram information-management systems. We have an agreement with Laerdal Medical Corporation in the area of worldwide distribution and complementary training products in the emergency medical services segment. Laerdal sells our CodeMaster and ForeRunner defibrillators in the pre-hospital market for paramedics and other specifically-trained emergency medical teams.

   We believe that medical equipment sales are heavily influenced by personal references among clinicians with large medical research facilities serving as key installations. For this reason, we have sold equipment into what we believe to be some of the most influential facilities worldwide, including Allgemeines Krankenhaus (Vienna), Cedars Sinai Medical Center, Cleveland Clinic Foundation, Duke University Medical Center, Johns Hopkins Hospital, Massachusetts General Hospital, Mayo Foundation, Royal Brisbane Hospital, Stanford University Hospital and Tokyo General Hospital.

   To support our sales efforts we have marketing centers in Hong Kong and Japan covering Asia; in Germany covering Europe; and in Massachusetts covering North and Latin America. These centers are responsible for outbound marketing programs, tradeshows, telesales, call-center operations and distribution support.

   Our professional services offerings include multivendor systems integration, training and consulting to hospitals, outpatient facilities and doctors' offices. Our professional services enhance our clients' ability to access and utilize their data, enabling enhanced clinical decision support and improved workflow for lower healthcare costs and improved delivery of patient care. We combine our knowledge of clinical processes and technology with complementary applications and tools from partners to create information management solutions required by our customers. For example, our Report Review software product integrates a patient's clinical reports from multiple information sources to provide one access point for care planning and treatment.

   Our technical specialists and clinical application specialists provide installation, repair and training services to preserve and maximize customer investments in our solutions. In addition, geographic response centers and remote on-line support supplement on-site services. Finally, we provide consulting, project management and technical implementation services to meet customer needs for networking and integrating our solutions.

Manufacturing

   The healthcare solutions business has four manufacturing locations:
Massachusetts and Washington in the United States, China and Germany. We selectively use suppliers to provide manufacturing capabilities outside our core competencies, such as the manufacture of printed circuit assemblies by Celestica. We typically complete the final assembly and test of our medical products and systems internally.

Competition

   The markets we address are highly competitive. Our competitors are diverse and offer a variety of solutions directed at various segments of our medical products and services markets. Our ability to compete effectively depends upon a number of factors, including our ability to:

  .  provide a complete set of high quality products for our customers;

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  .  offer competitive prices;

  .  provide financing services;

  .  provide support and training; and

  .  innovate technologically.

   Our competitors with broad product portfolios include GE Marquette Medical Systems and Siemens Medical Systems, Inc. We also compete with other vendors in specific markets. Our major competitors in patient monitoring include GE Marquette Medical, Siemens Medical, Spacelabs Medical, Inc. and the Datex-Ohmeda division of Instrumentarium Corporation. In the imaging systems business, we compete with Acuson Corporation, Toshiba Medical Systems, Inc., GE Marquette Medical, Siemens Medical and the ATL Ultrasound, Inc. division of Philips Medical Systems International. Our competition in the external defibrillator market comes primarily from Physio Control Corporation (a subsidiary of Medtronic Inc.), and Zoll Medical Corporation.

Government Regulation

   The products developed and marketed by our healthcare solutions business are subject to extensive regulation by the FDA and other regulatory bodies. FDA regulations govern, among other things, the following product activities:

  .  design and development;

  .  testing, including animal and human studies;

  .  labeling;

  .  premarket clearance or approval;

  .  manufacturing;

  .  storage;

  .  advertising and promotion; and

  .  sales and distribution.

   In the United States, medical devices are classified on the basis of controls deemed necessary to ensure their safety and effectiveness. Class I devices are subject to general controls, such as labeling, premarket notification, and adherence to the FDA's Quality System Regulations, which incorporate current good manufacturing practices that are applicable to medical devices. Class II devices are subject to general and special controls. Special controls include performance standards, postmarket surveillance, patient registries and FDA guidelines. Most class III devices are controlled through the premarket approval process to ensure their safety and effectiveness.

   Prior to commercialization, premarket notification clearance generally must be obtained for class I and II devices as well as class III devices for which the FDA has not called for premarket approval. For most class III devices, a premarket approval application is required and must be supported by valid scientific evidence to demonstrate their safety and effectiveness. The notification or application typically includes:

  .  results of bench and laboratory tests;

  .  when appropriate, results of animal tests and clinical studies;

  . a detailed description of the methods, facilities and controls used to manufacture the device; and

  .  proposed labeling and advertising literature.

   Most medical devices marketed by the healthcare solutions business are class II or "Pre-Amendment" class III devices, which currently require only premarket clearance. The healthcare solutions business does not market

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any class III device requiring premarket approval in the United States, but it may do so in the future or the FDA may require by regulation that premarket approval applications be submitted for our existing "Pre-Amendment" class III devices.

   Once clearance or approval is obtained, FDA oversight continues. We are required to demonstrate and maintain compliance with the Quality System Regulations for all our products. The FDA enforces the Quality System Regulations through periodic inspections of our manufacturing operations and those of our contract manufacturers. The Quality System Regulations relate to product testing and quality assurance, as well as to the maintenance of records and documentation. We are required to provide information to the FDA on deaths or serious injuries alleged to have been associated with the use of our medical devices, as well as on product malfunctions that could contribute to death or serious injury. The FDA also restricts the promotion of products for unapproved or off-label uses.

   If the FDA believes we are not in compliance with the Federal Food, Drug and Cosmetic Act or its regulations it can:

  .  detain or seize our products;

  .  order or request a recall;

  .  seek an injunction against future violations;

  .  assess civil penalties against us; and

  .  initiate criminal proceedings against us.

   Compliance with other regulatory requirements is necessary to market our medical devices outside the United States. These regulations vary from country to country.

CHEMICAL ANALYSIS

   Our chemical analysis business is a leading provider of analytical instrument systems that enable customers to identify, quantify, analyze and test the atomic, molecular, physical and biological properties of substances and products. Our chemical analysis products and services are used by scientists, engineers and technicians working in research and development, quality assurance, quality control and manufacturing.

   Our four main product lines are chromatography, spectroscopy, bio-instrumentation and related consumables. We also provide service and customer support for our products. Chromatographs separate a mixed sample in gas or liquid form into its component compounds so that these components can be analyzed individually. Mass spectrometers identify and quantify molecules and elements within a sample by measuring the mass of atoms. Bio-instrumentation is used in the analysis of complex compounds, such as DNA.

   Our chemical analysis business offers a wide range of products and services that are sold primarily into the hydrocarbon-processing, environmental, pharmaceutical and bioscience markets. We are a leading provider of chromatography and mass spectrometry systems used by research and development and quality assurance laboratories for the measurement and analysis of chemical compounds. We are also the market leader in the sale of benchtop inductively coupled plasma mass spectrometers (ICP-MS), which are generally acknowledged as the most powerful tools for the detection of minute quantities of metals.

   Some of the uses of our instrument systems are:

  .  determining octane levels in gasoline;

  .  analyzing pesticide levels in drinking water;

  . ascertaining the quality of compounds in the manufacture of pharmaceuticals;

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  .  identifying impurities in the manufacture of semiconductors; and

  .  analyzing DNA for various life science applications.

   We employed approximately 3,700 people as of July 31, 1999 in our chemical analysis business. This business operates in more than 50 countries, with manufacturing and product development centers in China, Germany, Japan and the United States and marketing centers in Germany, the United States, and Singapore. Our chemical analysis business generated $938 million in revenues in fiscal 1998 and $499 million in revenues in the first half of fiscal 1999.

Markets

   Strategic Directions International estimates that in 1998, worldwide revenue in the analytical instrumentation market totaled approximately $15.9 billion. According to Strategic Directions International, growth of the overall analytical instrumentation market between 1998 to 2001 is expected to be approximately 8% annually. The primary markets served by our chemical analysis business are the hydrocarbon processing, environmental, pharmaceutical and biopharmaceutical industries. We estimate that our market represents approximately 30% of the total available analytical instrumentation market.

   Hydrocarbon Processing

   The hydrocarbon processing industry encompasses the natural gas, petroleum refining, petrochemical and chemical markets. This industry spends approximately $2.2 billion annually on analytical instrumentation. We sell primarily gas chromatographs and gas chromatography-mass spectrometry products and systems into these markets. Petroleum refiners use our measurement solutions to analyze crude oil composition and perform other raw material analysis, verify and improve refining processes, and ensure the overall quality of gasoline, fuels, lubricants and other products. Our gas chromatographs are used to monitor consistent quality in the natural gas delivered to consumers and industry. Petrochemical and chemical producers use our products to measure and control the quality of their finished products and to verify the environmental safety of their operations. We expect growth in these markets to be driven by: (A) migration of measurement and analysis activities out of the centralized labs and closer to the process, (B) standardization of measurement processes across companies' worldwide operations, and (C) technologies that improve analysts' productivity.

   Environmental

   We develop and market analytical instrumentation for the environmental market for applications such as laboratory and field analysis and characterization of chemical pollutants in air, water, soils, solid waste, agriculture and food products. Environmental industry customers include all levels of government, the industrial and manufacturing sectors, engineering and consulting companies, commercial testing laboratories, colleges and universities. We are a market and technology leader in the worldwide environmental instruments market. Strategic Directions International estimates that the market for our environmental products and services was $1 billion in 1998. We expect growth in this market to be driven by: (A) government legislation, enforcement, site assessment and monitoring, (B) multi-national trade agreements, (C) concerns about public health and food safety and (D) technologies that identify new environmental risks. We believe these factors will lead to more demand for environmental instrumentation in the Asia-Pacific, Latin America and Eastern Europe regions, as these regions implement new and stricter environmental regulations.

   Pharmaceutical and Biopharmaceutical

   Our analytical-instrument solutions are used by pharmaceutical and biopharmaceutical companies in every phase of the drug development process. This includes research into the basic causes of disease, identification and development of new drugs, obtaining regulatory approval, manufacturing and distribution. Strategic Directions International estimates that these companies will spend approximately $3.8 billion on analytical instrumentation in 2002.

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   Drug discovery is extremely costly and involves high risk. The
Pharmaceutical Research Manufacturers' Association indicate that it takes, on average, more than 10 years and costs in excess of $500 million to discover and develop a new drug. Therefore, investment in productivity-enhancing technology, such as analytical instrument solutions, is critical to reducing the time and cost it takes to bring new drugs to the consumer.

Strategy

   In order to maintain our leading position in the analytical instrumentation market, our strategy is as follows:

   Target high-growth opportunities in the pharmaceutical and biopharmaceutical markets

   We believe the pharmaceutical and biopharmaceutical markets represent a high-growth opportunity for us, as participants in these markets continue to invest significant resources in research and development. Companies in this industry are constantly in search of ways to discover and develop new drugs faster and at lower cost. We continue to invest in developing new instruments and technologies to address these requirements. For example, through our strategic relationship with Caliper Technologies Corporation, we have developed instrumentation that enables chemical analysis procedures to be performed on the surface of the Caliper LabChip. The LabChip uses a technology called microfluidics to manipulate minute quantities of various fluids, which allows researchers to conduct analysis at a fraction of the time and cost it would take using conventional techniques.

   Pharmaceutical and biopharmaceutical companies are also investing in bio-instrumentation that increases understanding of the genetic cause of diseases in order to speed the development and increase the efficacy of new drugs. We will continue to focus resources on the development of technologies to address this market segment. For example, working with Affymetrix, Inc., we have developed an instrument that scans a large number of DNA molecules synthesized on the surface of an Affymetrix GeneChip, enabling identification of important genetic information.

   Focus on growth opportunities in current markets

   We will continue to focus resources on growth opportunities in markets we currently address. We believe that emerging markets, particularly in the Asia Pacific, Latin America and Eastern Europe regions, represent a growth opportunity for analytical instrumentation, as investments in basic industries, infrastructure and environmental protection increase over the coming years. To address these emerging markets, we are broadening our worldwide distribution capabilities and developing less complex instrumentation with lower prices. Additionally, in order to differentiate our product offerings and increase our market share in developed markets, we intend to continue to grow our portfolio of services and consumable products, enabling us to offer our customers more complete solutions. Finally, we continue to develop gas chromatography and mass spectroscopy products that are smaller and more portable to meet increasing demand for use of these instruments outside of centralized laboratories.

   Bring new products and technologies to market faster

   We seek to bring new products and technologies to market both through internal development and the strategic acquisition of technologies from third parties. Internal development of new technology is accomplished through a combination of discoveries at Agilent Technologies Laboratories and research and development efforts within our chemical analysis business. Agilent Technologies Laboratories is primarily focused on basic long-term research, while our chemical analysis business emphasizes research and development of technology for more immediate commercialization. We also focus considerable effort on developing solutions that meet the current and anticipated needs of customers. For example, we are expanding our programs to offer customers early access to products under development to ensure that these products are meeting customer needs. In addition, our development of modular hardware and software platforms allows us to bring new generations of products to market faster.


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

   In addition to our internal efforts, we consider acquisitions to complement our current products, solutions and technologies and to accelerate our entry into strategic markets.

   Leverage strategic relationships and alliances

   We intend to build strategic relationships to enable us to develop products and services that complement existing technologies and products in our target markets. For example, through our relationship with Caliper Technologies Corp., we are conducting joint research and development in microfluidics. This has resulted in the commercialization of the LabChip technology, which is designed to increase the speed and accuracy of traditional analytical methods.

   In addition, through our strategic alliances, we develop instruments that work with our partners' products, enabling us to offer our customers a broader range of products and solutions. These alliances also help our customers to reduce the time and resources needed to integrate disparate products from separate vendors.

Products

   A key factor in our target markets is the need for new products that increase productivity of the end customer. Our chemical analysis products, systems and services enable our customers to analyze water, air and soil for monitoring and remediation; to understand the properties of natural and man-made gases, liquids and chemically-based products; and to advance knowledge of the genetic basis of disease and enable the development, testing and use of new drugs. Our four main product lines, chromatography, spectroscopy, bio-instrumentation and related consumables, are described below.

   Gas Chromatography

   Gas chromatographs are used to separate molecules of a gaseous mixture to determine the quantity and identity of the molecules present. A gas chromatograph can analyze gas samples as well as solids and liquids that can be converted to a gaseous state. Most gas chromatographs have the approximate size and appearance of a large microwave oven.

   We are the worldwide market leader in the $1 billion gas chromatograph industry, according to Strategic Directions International. Our gas chromatography systems are used in many industries, including pharmaceutical, hydrocarbon processing, environmental, foods and flavors, forensics and consumer products. Our instruments are used in laboratories involved in research and development, quality assurance, quality control and routine testing. We also produce portable chromatography systems used in the field for performing on-site, real-time measurements. Our products are used to test the quality and safety of food, air and water; to develop cleaner-burning fuels and more effective pharmaceuticals; and to test for alcohol in blood, drugs in urine or explosive residues in crime scene evidence.

   Liquid Chromatography

   Liquid chromatographs are used to separate molecules of a liquid mixture to determine the quantity and identity of the molecules present. These instruments are modular in construction and can be configured to form instruments that perform specific analyses. Each module is about the size of a home videocassette recorder.

   According to Strategic Directions International, the high-performance liquid chromatography market is larger than any other analytical instrument market, exceeding $1.8 billion in 1998 with an estimated annual growth rate of 8% over the next five years. High-performance liquid chromatographs are an essential tool in the pharmaceutical industry for basic research, drug development and clinical trials of new drugs. Other industry groups that utilize high-performance liquid chromatographs include chemical development and manufacturing, industry and government testing laboratories for safety, quality and nutritional content of foods and beverages, athlete monitoring for illegal drug use and environmental monitoring.

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

   Mass Spectroscopy

   Mass spectroscopy systems break molecules into their component parts and analyze these parts. Our mass spectrometers range in size from that of a small microwave oven to that of a medium-sized refrigerator.

   We are a leader in the worldwide mass spectroscopy market, which Strategic Directions International estimates to have been about $518 million in 1998. Mass spectroscopy systems are typically used in combination with gas or liquid chromatographs in the pharmaceutical, semiconductor and environmental industries. The combined instruments are used to study and refine the chemical structure of new drugs, to determine the presence of impurities in semiconductors as they are manufactured, or to research the presence of heavy metals and other unwanted substances in soil and water.

   Bio-Instrumentation

   We have developed relationships with Affymetrix and Caliper Technologies to address opportunities in the pharmaceutical and biopharmaceutical industries.

   Our GeneArray system allows a researcher to use GeneChips designed by Affymetrix to analyze many different samples more quickly than other DNA analysis techniques. The procedure consists of extracting DNA from the sample to be analyzed, tagging it with a fluorescent molecule and fragmenting it into relatively small pieces. This fluorescent DNA sample is then placed on Affymetrix's GeneChip. During this process, the DNA on the chip binds to complementary DNA in the sample. Our GeneArray system then scans the GeneChip with a laser and the results are analyzed by our software. For example, these results are useful in identifying defects in genes that cause disease. The GeneChip and GeneArray Scanner enable high-speed detection and characterization of large amounts of genetic information.

   In addition to our gene analysis system, we are also developing faster ways to conduct chemical analysis for the pharmaceutical and biopharmaceutical industries. The new instrument systems that we have developed through our relationship with Caliper Technologies integrate a large number of chemical-analysis procedures onto a single chip. We develop and distribute instrumentation that extracts and analyzes data from the microchip developed by Caliper Technologies, using advanced microfluidics technology. Using miniature, integrated chemical-processing systems etched into glass, silicon, quartz or plastic, the microchip allows the steps customarily performed in conventional instruments to be done using minute quantities of costly liquids in a fraction of the usual time. We believe these new systems will speed up chemical analysis significantly while reducing costs.

   Consumables

   We also offer consumable products, including chromatograph columns, analytical reagents and other accessories and supplies used by our customers during the analytical experimentation process. Columns are metal or glass tubes containing various substances that are inserted into chromatographs to assist in the process of separating compounds into their constituent parts. Reagents are chemicals used to perform analysis on the resulting constituent parts. Other accessories and supplies we provide range from rubber rings to syringes to safety glasses.

   Our offerings include both generic consumables, where we seek to distinguish our products on price, selection and customer loyalty, and proprietary consumables developed by us, where we offer exclusive technology, performance and functionality.

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Customers

   We sell our products and services to a broad array of customers in each of the markets we serve. Our top customers by market segment are the following:

    Hydrocarbon Processing       Environmental            Pharmaceutical
    ----------------------       -------------            --------------
   Bayer AG                 Browning-Ferris          AstraZeneca PLC
                             Industries, Inc.
   Boehringer Ingelheim     Government of Korea      Chiyoda
    International GmbH
   E. I. du Pont de Nemours Government of            Glaxo Wellcome PLC
    and Company              Switzerland
   Elf Group                Quanterra, Inc.          Johnson & Johnson
   Exxon Corporation        Savannah Laboratories &  Merck & Co., Inc.
                             Environmental Services,
                             Inc.
   Hoechst AG               State of California      Novartis AG
   Monsanto Company         State of Georgia         Pfizer, Inc.
   Petroleos de Venezuela   State of Texas           Pharmacia & Upjohn, Inc.
    S.A.
   Rhone-Poulenc S.A.       United States Army       Roche Holdings, Inc.
   Royal Dutch Shell        U.S. Federal Government  SmithKline Beecham
                                                      Clinical Laboratories,
                                                      Inc.

Sales, Marketing and Support

   Our sales and support delivery channels are aligned by our key markets to maximize market coverage and to optimize selling and support delivery efficiency. We market our products to our customers through our direct sales force, value-added resellers, manufacturers' representatives and distributors.

   We use our direct sales force to market our products to all our pharmaceutical and biopharmaceutical accounts, large and medium size hydrocarbon processing customers and all environmental accounts. We supplement our direct sales force with sales agents to provide broader geographic coverage and to cover smaller accounts. We also have an active value-added reseller program to augment our ability to provide more complete solutions to our customers. We sell our consumable products through distributors, telesales and electronic commerce.

   We offer a wide range of startup, operational, educational and compliance support services for our chemical analysis measurement and data handling systems. We deliver our support services to customers in a variety of ways, including on-site assistance, return to us for repair or exchange, telephone support and self diagnostic services provided over the Internet. Our support services limit the amount of time an instrument is out of service, provide increased system productivity, extend the instrument life and offer fast problem resolution. We also offer special industry-focused service bundles that are designed to meet the specific needs of hydrocarbon processing, environmental, pharmaceutical and biopharmaceutical customers to keep instruments fully operational and compliant with the respective industry requirements.

Competition

   The markets for analytical instruments in which we compete are characterized by evolving industry standards and intense competition. Our principal competitors include EG&G, Inc., PE Biosystems, Shimadzu Corporation, Thermo Instrument Systems, Inc. and Waters.

   Our ability to compete effectively depends upon a number of factors including our ability to:

  .  produce high-quality and reliable products;

  .  introduce new technologies and products in a timely manner;

  .  provide favorable overall cost of ownership; and

  . provide product and service solutions that complement and support our main product lines.

   We believe our analytical instrument solutions compete favorably with respect to each of the above listed factors.

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Manufacturing

   Our manufacturing strategy supports our diverse product range and customer-centric focus. We assemble highly configurable products to individual customer orders and make standard products to stock. We employ advanced manufacturing techniques and supply chain management systems to reduce costs and manufacturing cycle times. We selectively use partners to provide manufacturing capabilities outside our core competencies, such as the manufacture of printed circuit assemblies and the delivery of shipment logistics. We have manufacturing facilities in California and Delaware in the United States, China, Germany and Japan.

Government Regulation

   The chemical analysis product and related consumables marketed by our chemical analysis business are subject to regulation in the United States by the Environmental Protection Agency under the Toxic Substances Control Act, and by government agencies in other countries under similar laws. The Toxic Substances Control Act regulations govern, among other things, the testing, manufacture, processing and distribution of chemicals, the testing of regulated chemicals for their effects on human health and safety and import and export of chemicals. The act prohibits persons from manufacturing any chemical in the United States that has not been reviewed by Environmental Protection Agency for its effect on health and safety, and placed on an Environmental Protection Agency inventory of chemical substances. If we fail to comply with the notification, record-keeping and other requirements in the manufacture or distribution of our products, then the Environmental Protection Agency can obtain an order from a court that would prohibit the further distribution or marketing of a product that contains a chemical that is out of compliance or can impose fines and penalties.

                             ---------------------

Research and Development
   The process of developing new high-technology products and solutions is inherently complex and uncertain. It requires, among other things, innovation and accurate anticipation of customers' changing needs and emerging technological trends. Without the introduction of new products, services and enhancements, our products and services are likely to become technologically obsolete over time, in which case revenue would be materially and adversely affected. There can be no assurance that such new products and services, if and when introduced, will achieve market acceptance. After the products and services are developed, we must quickly manufacture and deliver such products and services in sufficient volumes at acceptable costs to meet demand.

   Research and development expenditures were $805 million in 1996, $880 million in 1997 and $948 million in 1998. We anticipate that we will continue to have significant research and development expenditures in order to maintain our competitive position with a continuing flow of innovative, high-quality products and services.

Intellectual Property

   Our general policy has been to seek patent and other intellectual property protection for those inventions and improvements likely to be incorporated into our products and services or to give us a competitive advantage. While we believe that our patents and applications have value, in general no single patent is in itself essential. In addition, we cannot assure you that any of our proprietary rights will not be challenged, invalidated or circumvented, or that our rights will provide significant competitive advantages.

International Operations

   Our net revenue originating outside the United States, as a percentage of our total net revenue, was approximately 54.9% in 1996, 56.3% in 1997, and 54.4% in 1998 the majority of which was from customers other than foreign governments. Approximately 20% of our international revenue in the last three years was derived from Japan.


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   Most of our sales in international markets are made by foreign sales subsidiaries. In countries with low sales volumes, sales are made through various representatives and distributors. However, we make certain sales in international markets directly from the United States.

   Our international business is subject to risks customarily encountered in foreign operations, including changes in a specific country's or region's political or economic conditions, trade protection measures, import or export licensing requirements, the overlap of different tax structures, unexpected changes in regulatory requirements and natural disasters. We are also exposed to foreign currency exchange rate risk inherent in our sales commitments, anticipated sales and assets and liabilities denominated in currencies other than the United States dollar and may also become subject to interest rate risk inherent in any debt, investment and finance receivable portfolios we incur.

   We believe that our international diversification provides stability to our worldwide operations and reduces the impact on us of adverse economic changes in any single country.

Properties

   Our principal executive offices are located in Palo Alto, California. We plan to move our headquarters to another location in Palo Alto, California in May 2000. As of August 1999, we operated 35 manufacturing sites, occupying in excess of 10.5 million square feet, of which approximately 500,000 square feet were leased. These sites are located in eight countries, including 10 in the United States.

   As of August 1999, we operated three research and development sites, of which one was located in the United States, occupying in excess of 1.3 million square feet, none of which were leased. These sites were located in two countries. We operated five warehouse sites, of which two were located in the United States, occupying in excess of 300,000 square feet, all of which were leased. These sites were located in two countries. We operated 92 office sites (administration, sales, field service), of which 29 were located in the United States, occupying in excess of five million square feet, of which one million square feet were leased. These sites were located in 21 countries.

Materials

   Our manufacturing operations employ a wide variety of semiconductors, electromechanical components and assemblies, and raw materials such as plastic resins and sheet metal. We believe that the materials and supplies necessary for our manufacturing operations are presently available in the quantities required. We purchase materials, supplies and product subassemblies from a substantial number of vendors. For many of our products, we have existing alternate sources of supply, or such sources are readily available. In certain instances, however, we enter into non-cancelable purchase commitments with, or make advance payments to, certain suppliers to ensure supply. Portions of our manufacturing operations are dependent on the ability of suppliers to deliver quality components, subassemblies and completed products in time to meet critical manufacturing and distribution schedules. The failure of suppliers to deliver these components, subassemblies and products in a timely manner may adversely affect our operating results until alternate sources could be developed. In addition, we periodically experience constrained supply of certain component parts in some product lines as a result of strong demand in the industry for those parts. Such constraints, if persistent, may adversely affect our operating results. However, we believe that alternate suppliers or design solutions could be arranged within a reasonable time so that material long-term adverse impacts would be minimized.

Environmental

   Our research and development and manufacturing operations involve the use of hazardous substances and are regulated under international, federal, state and local laws governing health and safety and the environment. We apply strict standards for protection of the environment and worker health and safety to sites inside and outside the United States, even if not subject to regulation imposed by foreign governments. We believe that our

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properties and operations at our facilities comply in all material respects with applicable environmental laws; however, the risk of environmental liabilities cannot be completely eliminated and there can be no assurance that the application of environmental and health and safety laws to our company may not require our company to incur substantial expenditures. We are also regulated under a number of international, federal, state and local laws regarding recycling, product packaging and product content requirements. These laws are gradually becoming more stringent and may in the future cause us to incur substantial expenditures.

   Some of our operations are located on properties that are known to have subsurface contamination that is undergoing remediation by Hewlett-Packard. Hewlett-Packard has agreed to retain the liability for the contamination, perform the required remediation and indemnify us with respect to claims arising out of the contamination. While we expect that Hewlett-Packard will meet its remediation and idemnification obligations in this regard, there can be no guarantee that it will do so. Under our agreement with Hewlett-Packard, Hewlett-Packard will have access to these properties to perform the remediation. Hewlett-Packard has agreed to minimize interference with on-site operations at those properties during the course of the remediation, but there can be no guarantee that our operations will not be interrupted or that we will not be required to incur unexpected expenses associated with the remediation.

   In addition, some of these properties are undergoing remediation by Hewlett-Packard under an order of an agency of the state in which the property is located. Although Hewlett-Packard has agreed to indemnify us with respect to that subsurface contamination, it is possible that one or more of the governmental agencies will require us to be named on any of these orders. The naming of our company will not affect Hewlett-Packard's obligation to indemnify us with regard to these matters.

   We are liable and are indemnifying Hewlett-Packard for any contamination found at all facilities being transferred to us excluding the properties undergoing remediation. In addition, we are indemnifying Hewlett-Packard for any liability associated with past non-compliance with environmental laws regulating ongoing operations at all properties to be transferred by Hewlett-Packard to us, as well as at sold or discontinued businesses that related to our businesses. While we are not aware of any material liabilities associated with such indemnified matters, there is no guarantee that such contamination or regulatory non-compliance does not exist, and will not expose us to material liability in the future.

   We are being indemnified by Hewlett-Packard with respect to all environmental liabilities for which Hewlett-Packard accrued a reserve and we are not aware of any material and probable environmental liabilities being assumed by us which are not subject to the indemnity.

Legal Proceedings

   The Environmental Protection Agency initiated a civil penalty proceeding against Hewlett-Packard in 1998 that alleged four violations of the Toxic Substances Control Act, two of which were directed at operations of our chemical analysis business. Under this proceeding, the Environmental Protection Agency is seeking a total of $112,750 in civil penalties. As a result of this enforcement action, Hewlett-Packard offered in 1999 to conduct a post-enforcement audit of some of its operations for compliance with the Toxic Substances Control Act. The audit will include some facilities operated by our chemical analysis business. If violations of the law are discovered in the audit, we would pay civil penalties for those violations in stipulated amounts.

   There are presently no other material legal proceedings, other than routine litigation incidental to our business, pending against us or our properties.

                                  MANAGEMENT

Directors and Executive Officers

   Set forth below is information concerning our directors and executive officers and their ages as of June 30, 1999.

Name                     Age                     Position
----                     ---                     --------
Edward W. Barnholt......  55 President, Chief Executive Officer and Director
Gerald Grinstein........  67 Chairman of the Board of Directors
Thomas E. Everhart......  67 Director
Walter B. Hewlett.......  55 Director
David M. Lawrence,        58 Director
 M.D. ..................
Byron Anderson..........  56 Vice President, Electronic Products and Solutions
Cynthia Danaher.........  41 Vice President, Healthcare Solutions
William R. Hahn.........  48 Vice President, Strategic Programs
Jean M. Halloran........  46 Vice President, Human Resources
Dorothy D. Hayes........  48 Vice President and Controller
Richard D. Kniss........  58 Vice President, Chemical Analysis
D. Craig Nordlund.......  50 Vice President, General Counsel and Secretary
Thomas A. Saponas.......  49 Vice President and Chief Technology Officer
John E. Scruggs.........  57 Vice President, Automated Test
William P. Sullivan.....  49 Vice President, Semiconductor Products
Robert R. Walker........  48 Vice President and Chief Financial Officer
Thomas White............  41 Vice President, Communications Solutions

   Edward W. Barnholt has served as our President and Chief Executive Officer and as a director since May 1999. Before being named our Chief Executive Officer, Mr. Barnholt served as General Manager of Hewlett-Packard's Measurement Organization from 1998 to 1999, which included Hewlett-Packard's Electronic Instruments Group, the Microwave and Communications Group, the Communications Test Solutions Group, the Automated Test Group, the Chemical Analysis Group, the Components Group and the Medical Products Group. From 1990 to 1998, he served as General Manager of Hewlett-Packard's Test and Measurement Organization. He was elected a Senior Vice President of Hewlett-Packard in 1993 and an Executive Vice President in 1996. He is a director of KLA-Tencor Corporation.

   Gerald Grinstein has served as Chairman of our board of directors since August 1999. From 1985 to 1995, he held a number of positions at Burlington Northern, Inc. He was named its Chairman and Chief Executive Officer in 1991 and retired from that position in 1995. Mr. Grinstein is Chairman of the Board of Delta Air Lines, Inc. and is a principal of Madrona Investment Group, L.L.C., a Seattle based investment company. He is a director of Browning-Ferris Industries, Inc., PACCAR Inc., Vans, Inc., the Pittston Company and Imperial Sugar Corporation.

   Thomas E. Everhart has served as a director since July 1999. From February to July 1998, Dr. Everhart acted as the Pro-Vice Chancellor of the University of Cambridge. Since October 1998, he has served as a trustee of the California Institute of Technology. Prior to assuming that position, Dr. Everhart served as President of the California Institute of Technology from September 1987 until his retirement in October 1997, when he became President Emeritus. Since December 1997, Dr. Everhart has acted as the Senior Scientific Advisor to the
W. M. Keck Foundation. He is a director of General Motors Corporation, Raytheon Company, Hughes Electronics Corporation, Reveo, Inc. and Saint-Gobain Company. He is also a director of the Corporation for National Research Initiatives, the Electric Power Research Institute and a member of the Board of Trustees of the California Institute of Technology and of the Board of Overseers of Harvard University. He has served as a director of Hewlett-Packard since June 1991.

   Walter B. Hewlett has served as a director since July 1999. Mr. Hewlett is an independent software developer involved with computer applications in the humanities. In 1997, Mr. Hewlett was elected to the Board of Overseers of Harvard University. In 1994, Mr. Hewlett participated in the formation of Vermont Telephone Company of Springfield, Vermont and currently serves as its Chairman. Mr. Hewlett founded the Center for Computer Assisted Research in the Humanities in 1994, for which he serves as a director. Mr. Hewlett has been a trustee of The William and Flora Hewlett Foundation since its founding in 1966 and currently serves as its Chairman. Mr. Hewlett has served as a director of Hewlett-Packard since 1987. He is the son of Hewlett-Packard co-founder William R. Hewlett.

   David M. Lawrence, M.D. has served as a director since July 1999.
Dr. Lawrence has served as Chairman of the Board since 1992 and Chief Executive Officer since 1991 of Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals. He held a number of management positions with those organizations prior to assuming his current positions, including Vice Chairman of the Board and Chief Operating Officer. Dr. Lawrence is a director of Pacific Gas and Electric Company and Raffles Medical Group, Inc. He has served as a director of Hewlett-Packard since May 1995.

   Byron Anderson has served as our Vice President, Electronic Products and Solutions since August 1999. Prior to assuming that position, Mr. Anderson served as a vice president of Hewlett-Packard since November 1995 and General Manager of the Microwave and Communications Group since September 1997. In January 1991, Mr. Anderson was named General Manager of Hewlett-Packard's Communications Test Business Unit, which became the Test Solutions Group in 1994.

   Cynthia Danaher has served as our Vice President, Healthcare Solutions since August 1999. Prior to assuming that position, Ms. Danaher served as Vice President and General Manager of Hewlett-Packard's Medical Products Group. Ms. Danaher joined Hewlett-Packard's Imaging Systems Division as a Marketing Manager in 1990, before assuming the position of General Manager of Hewlett-Packard's Medical Products Group's Imaging Systems Division.

   William R. Hahn has served as our Vice President, Strategic Programs since August 1999. Since October 1997, Mr. Hahn served as the Sector Controller of Hewlett-Packard's Measurement Organization. From September 1995 to October 1997, he served as Operations Manager for Hewlett-Packard's interactive broadband program. From May 1993 to September 1995, Mr. Hahn served as Vice President of Finance and Manufacturing and Chief Financial Officer at Aspect Communications.

   Jean M. Halloran has served as our Vice President, Human Resources since August 1999. Since 1997, Ms. Halloran served as Director of Corporate Education and Development for Hewlett-Packard. Prior to assuming this position, from 1993 to 1997, Ms. Halloran acted as personnel manager for Hewlett-Packard's Measurement Systems Organization. From 1990 to 1993, she acted as group personnel manager for Hewlett-Packard's Medical Products Group. Ms. Halloran joined Hewlett-Packard in 1980 in the Medical Products Group, where she held a variety of positions in human resources, manufacturing and strategic planning.

   Dorothy D. Hayes has served as our Vice President and Controller since August 1999. Prior to assuming that position, since October 1989, Ms. Hayes held a number of positions at Hewlett-Packard. She served as Transition General Manager from March to July 1999, Director of Internal Audit from July 1997 to June 1999, Measurement Systems Organization Controller from February 1994 to July 1997, Components Group Controller from September 1993 to February 1996 and Corporate Financial Reporting Manager from October 1989 to September 1993.

   Richard D. Kniss has served as our Vice President, Chemical Analysis Group since August 1999. Prior to assuming that position, since May 1995, Mr. Kniss was General Manager of Hewlett-Packard's Chemical Analysis Group and was named a vice president of Hewlett-Packard in June 1997. He served as general manager of the Optical Communication Division from 1984 to 1995.

   D. Craig Nordlund was named our Vice President, General Counsel and Secretary in May 1999. Mr. Nordlund has served as Associate General Counsel and Secretary of Hewlett-Packard since 1987. He has served as an officer or director for a variety of Hewlett-Packard's subsidiaries and affiliates. He currently serves as Chairman of the National American Society of Corporate Secretaries organization.

   Thomas A. Saponas has served as our Vice President and Chief Technology Officer since August 1999. Prior to being named Chief Technology Officer, from June 1998 to April 1999, Mr. Saponas was Vice President and General Manager of Hewlett-Packard's Electronic Instruments Group. Mr. Saponas has held a number of positions since the time he joined Hewlett-Packard. Mr. Saponas served as General Manager of the Lake Stevens Division from August 1997 to June 1998 and General Manager of the Colorado Springs Division from August 1989 to August 1997. In 1986 he was a White House Fellow in Washington. D.C.

   John E. Scruggs has served as our Vice President, Automated Test since August 1999. Prior to assuming that position, since January 1992, Mr. Scruggs was General Manager of the Automated Test Group of Hewlett-Packard within the Test and Measurement Organization. He was elected a vice president of Hewlett-Packard in November 1996.

   William P. Sullivan has served as our Vice President, Semiconductor Products since August 1999. Prior to assuming that position, since February 1998, he served as Vice President and General Manager of Hewlett-Packard's Components Group. In 1997, Mr. Sullivan became General Manager of the Communication Semiconductor Solutions Division. From 1995 to 1997, he was General Manager of the Optical Communication Division. From April 1991 to February 1995, Mr. Sullivan served as research and development manager for the Optical Communication Division.

   Robert R. Walker has served as our Vice President and Chief Financial Officer since May 1999. During 1997 and 1998 Mr. Walker served as Vice President and General Manager of Hewlett-Packard's Professional Services Business Unit. From 1993 to 1997 he led Hewlett-Packard's information systems function. He became Chief Information Officer in 1995 and served in that position until 1997. Mr. Walker was named a vice president of Hewlett-Packard in 1995.

   Thomas White has served as our Vice President, Communications Solutions since August 1999. From 1997 to August 1999, Mr. White served as Vice President and General Manager of the Communications Solutions Group of Hewlett-Packard. From 1996 to 1997, he served as General Manager of the Computer Peripherals Bristol Division and, in 1994, he served as General Manager for the Telecommunications Systems Division, South Queensferry, Scotland.

Board Structure and Compensation

   Our board of directors is divided into three classes serving staggered three-year terms. Mr. Barnholt's and Mr. Grinstein's initial term will expire in 2000. Mr. Hewlett's initial term will expire in 2001. Dr. Everhart's and Dr. Lawrence's initial term will expire in 2002. Prior to Hewlett-Packard's distribution of our shares to its stockholders, our nominating committee expects to identify a number of additional candidates not affiliated with Agilent Technologies or Hewlett-Packard for election to our board of directors.

   Our board of directors has four directors and the following four committees: (1) audit, (2) compensation, (3) nominating, and (4) executive. The membership and the function of each committee are described below.

  Audit          Compensation              Nominating            Executive
  -----          ------------              ----------            ---------
Thomas E.
 Everhart   Thomas E. Everhart      Edward W. Barnholt       Edward W. Barnholt
Walter B.
 Hewlett    Gerald Grinstein        Thomas E. Everhart       Gerald Grinstein
David M.
 Lawrence,
 M.D.       David M. Lawrence, M.D. Gerald Grinstein
                                    Walter B. Hewlett
                                    David M. Lawrence, M.D.*

--------
 * Committee Chair

   Audit Committee

   Our audit committee reviews our auditing, accounting, financial reporting and internal control functions and makes recommendations to the board of directors for the selection of independent accountants. In addition, the committee monitors the quality of our accounting principles and financial reporting, our compliance with foreign trade regulations as well as the independence of and the non-audit services provided by independent accountants. In discharging its duties, the audit committee:

  . reviews and approves the scope of the annual audit and the independent accountant's fees;

  . meets independently with our internal auditing staff, our independent accountants and our senior management; and

  . reviews the general scope of our accounting, financial reporting, annual audit and internal audit program, matters relating to internal control systems as well as the results of the annual audit.

   Compensation Committee

   Our compensation committee determines, approves and reports to the board on all elements of compensation for our elected officers including targeted total cash compensation and long-term equity based incentives.

   Nominating Committee

   Our nominating committee proposes a slate of directors for appointment by our stockholders at each annual meeting and candidates to fill any vacancies on the board of directors. It is also responsible for approving management succession plans and addressing board of directors organizational and governance issues.

   Executive Committee

   Our executive committee meets or takes written action when the board is not otherwise meeting and has the level of authority delegated to it from time to time by the board of directors, except that it cannot amend our bylaws, recommend any action that requires the approval of the stockholders or to take any other action not permitted under Delaware law to be delegated to a committee.

Stock Ownership of Directors and Executive Officers

   All of our common stock is currently owned by Hewlett-Packard, and thus none of our officers, directors or director nominees own any of our common stock. To the extent our directors and officers own shares of Hewlett-Packard common stock at the time of the distribution, they will participate in the distribution on the same terms as other holders of Hewlett-Packard common stock.

   The following table sets forth the number of shares of Hewlett-Packard common stock beneficially owned on June 30, 1999 by each director, each of the executive officers named in the Summary Compensation Table in the "--Executive Compensation" section below, and all of our directors, director nominees and executive officers as a group. Except as otherwise noted, the individual director or executive officer or their family members had sole voting and investment power with respect to such securities. The total number of shares of Hewlett-Packard common stock outstanding as of June 30, 1999 was 1,019,373,830.

                                                                  Shares of
                                                               Hewlett-Packard
                                                              Beneficially Owned
                                                              ------------------
Name of Beneficial Owner                                      Number  Percentage
------------------------                                      ------- ----------
Edward W. Barnholt(1)........................................ 345,046      *
Gerald Grinstein(2)..........................................   4,500      *
Thomas E. Everhart(3)........................................  10,780      *
Walter B. Hewlett(4)......................................... 320,434      *
David M. Lawrence, M.D.(5)...................................   6,012      *
Robert R. Walker(6)..........................................  63,153      *
All directors and executive officers as a group..............

--------
*  Represents holdings of less than one percent.

(1) Includes 189,988 shares issuable upon the exercise of options exercisable within 60 days of June 30, 1999 and 4,872 of the shares are held by Mr. Barnholt as a custodian for his children.
(2) These shares are beneficially owned by Mr. Grinstein and his spouse.
(3) Includes 8,380 shares issuable upon the exercise of options exercisable within 60 days of June 30, 1999.
(4) Includes 3,224 shares issuable upon the exercise of options exercisable within 60 days of June 30, 1999. Also includes 14,580 shares held by Mr. Hewlett as a custodian for his children, 1,100 shares held by Mr. Hewlett for the benefit of his son, 250 shares held by Mr. Hewlett for the benefit of his daughter and 1,280 shares held by Mr. Hewlett for the benefit of his spouse. Excludes 60,695,396 shares held by the William R. Hewlett Revocable Trust, of which Mr. Hewlett is a co-trustee, 1,083,000 shares held by the Flora L. Hewlett Trust, of which Mr. Hewlett is a co-trustee, and 2,353,500 shares held by the William and Flora Hewlett Foundation, of which Mr. Hewlett is a director. Mr. Hewlett shares voting and investment power over the shares held by the William R. Hewlett Revocable Trust, the Flora L. Hewlett Trust and the William and Flora Hewlett Foundation. Mr. Hewlett disclaims any beneficial interest in the excluded shares, because he has no economic interest in any of these shares.
(5) Includes 4,560 shares issuable upon the exercise of options exercisable within 60 days of June 30, 1999.
(6) Includes 24,600 shares issuable upon the exercise of options exercisable within 60 days of June 30, 1999.

Executive Compensation

   The following table sets forth certain compensation information for the chief executive officer and the four other executive officers of Agilent Technologies who, based on salary and bonus compensation from Hewlett-Packard and its subsidiaries, were the most highly compensated for the year ended October 31, 1998. All information set forth in this table reflects compensation earned by these individuals for services with Hewlett-Packard and its subsidiaries for the year ended October 31, 1998.

                          SUMMARY COMPENSATION TABLE

                                                               Long-Term
                                                             Compensation
                                                         ---------------------
                               Annual Compensation         Awards     Payouts
                         ------------------------------- ----------- ---------
                                              Restricted             Long Term
                                                Stock    Securities  Incentive   All Other
Name and Principal                    Bonus    Award(s)  Underlying   Payouts   Compensation
Position                 Salary ($) ($)(1)(4)   ($)(2)   Options (#) ($)(3)(4)     ($)(5)
------------------       ---------- --------- ---------- ----------- ---------  ------------
Edward W. Barnholt......  $759,488  $115,754   $967,581    60,000    $(531,000)    $6,499
 President and Chief
 Executive Officer

Robert R. Walker........   408,438    22,514    104,125    12,000            0      6,499
 Vice President and
 Chief Financial Officer

                    FOOTNOTES TO SUMMARY COMPENSATION TABLE

(1) The amounts shown in this column reflect payments under Hewlett-Packard's 1998 Variable Pay Plan established November 1, 1998 and Hewlett-Packard's Cash Profit-Sharing Plan. Hewlett-Packard's 1998 Variable Pay Plan is available to designated key employees of Hewlett-Packard. The Cash Profit-Sharing Plan is available to all employees of Hewlett-Packard.

  Under the cash profit-sharing plan, a portion of Hewlett-Packard's earnings generated during each half of Hewlett-Packard's fiscal year is paid to employees. The amount paid is based upon the performance of Hewlett-Packard as measured by return on assets and revenue growth.

  Hewlett-Packard's 1998 Variable Pay Plan permits Hewlett-Packard to designate a portion of the annual cash compensation planned for certain key employees as variable pay. Under Hewlett-Packard's 1998 Variable Pay Plan, the percentage of the targeted variable amount to be paid is dependent upon the degree to which performance metrics defined on an annual basis are met. In November 1998, the Compensation Committee of the Board of Directors of Hewlett-Packard established the performance metrics for fiscal 1998, which metrics were based on the performance of Hewlett-Packard's common stock relative to the S&P High Technology Composite Index. In November 1998, the Compensation Committee determined that 80% of the targeted variable compensation for Mr. Barnholt in the amount of $86,000 had been earned. The amounts attributable to the Variable Pay Plan for fiscal 1998 are disclosed in the table above as "Bonus".

(2) The amounts disclosed in this column reflect, for fiscal 1998, the dollar values of Hewlett-Packard's common stock which Hewlett-Packard contributed under its Stock Purchase Plan, as a match for every two shares purchased by the named executive officer and for Mr. Barnholt performance-based restricted shares of Hewlett-Packard's common stock which Hewlett-Packard granted.

  The Stock Purchase Plan is a broad-based plan which is available to all employees of Hewlett-Packard. The matching shares vest two years after the date of Hewlett-Packard's contributions, which occur on a rolling fiscal quarter basis, and are subject to forfeiture during the two-year period in the event of termination or certain other events. The named executive officers receive non-preferential dividends on these restricted shares. In fiscal 1998, Hewlett-Packard, under its Stock Purchase Plan, granted 664 shares of restricted stock to Mr. Barnholt worth $41,331 and 258 shares of restricted stock to Mr. Walker worth $17,562.

  In fiscal 1998, Hewlett-Packard granted 15,000 shares of performance-based restricted stock to Mr. Barnholt valued at $926,250 based upon the grant date closing price of $61.75 per share. The performance-based restricted stock will vest only to the extent that Hewlett-Packard achieves stated performance goals with respect to earnings per share and return on assets over a three-year period ending October 31, 2000 for the performance-based restricted stock granted in fiscal 1998. Because the stated performance goals for the three year period ended October 31, 1998 were not met, 75% of the performance-based restricted stock granted in fiscal 1996 was forfeited as further described in footnote 3 below.

  At October 31, 1998, Mr. Barnholt held 51,000 shares of restricted stock valued at $3,072,750, and Mr. Walker held 24,000 shares of restricted stock valued at $1,446,000 based on the October 30, 1998 closing price of $60.25 per share.

(3) In November 1998, the Compensation Committee reviewed the results for the three year performance period ended October 31, 1998 to determine to what extent the performance objectives associated with performance-based restricted stock granted in fiscal 1996 had been met. The Compensation Committee determined that under the terms of each grant Mr. Barnholt was required to forfeit 75% of the performance-based restricted stock granted in 1996. The amount forfeited is reflected in the table above as a negative LTIP pay-out in fiscal 1998 based upon the original grant date closing price of $44.25 per share.

(4) As noted above, Hewlett-Packard provides performance-based compensation under its 1998 Variable Pay Plan, its cash profit-sharing plan and pursuant to the agreement under which the Compensation Committee granted shares of restricted stock in fiscal 1998. The subsequent payment or forfeiture described above as "Bonus" or "LTIP Payout" is reflected as compensation in the fiscal year for which the relevant performance period is completed.

(5) The amounts disclosed in this column include payment by Hewlett-Packard of $99 in fiscal 1998 for term life insurance on behalf of Mr. Barnholt and Mr. Walker and Hewlett-Packard's contributions under its Tax Saving Capital Accumulation Plan, a tax-qualified defined contribution 401(k) plan, in fiscal 1998 of $6,400 on behalf of Mr. Barnholt and $6,400 on behalf of Mr. Walker.

Grants of Stock Options

   The following table shows all grants of options to acquire shares of Hewlett-Packard common stock granted to the executive officers named in the Summary Compensation Table in the "--Executive Compensation" section in the year ended October 31, 1998.

                                          % of Total
                           Number of    Options Granted
                           Securities         to
                           Underlying   Hewlett-Packard Exercise or                  Grant Date
                            Options      Employees in   Base Price                  Present Value
Name                     Granted (#)(1) Fiscal Year(2)  ($/Sh.)(3)  Expiration Date    ($)(4)
----                     -------------- --------------- ----------- --------------- -------------
Edward W. Barnholt......     60,000           .6%         $61.75       Nov. 2007     $1,315,200
Robert R. Walker........     12,000           .1%          61.75       Nov. 2007        263,040

--------
(1) The options granted in fiscal 1998 are exercisable 25% after the first year, 50% after the second year, 75% after the third year, and 100% after the fourth year.
(2) Hewlett-Packard granted options representing 10,648,000 shares to employees in fiscal 1998.
(3) The exercise price may be paid by delivery of already-owned shares and tax withholding obligations related to exercise may be paid by offset of the underlying shares, subject to certain conditions.
(4) Hewlett-Packard used a modified Black-Scholes model of option valuation to determine grant date present value. Hewlett-Packard does not advocate or necessarily agree that the Black-Scholes model can properly determine the value of an option. Calculations for the named officers are based on a seven-year option term, which reflects Hewlett-Packard's experience that its options, on average, are exercised within seven years of grant. Other assumptions used for the valuations are: an annual interest rate of 5.39%; annual dividend yield of 1.0%; and volatility of 30%. The resulting values are reduced by 9% to reflect Hewlett-Packard's experience with forfeitures.

Exercises of Stock Options

   The following table shows aggregate exercises of options to purchase Hewlett-Packard common stock in the year ended October 31, 1998 by the executive officers named in the Summary Compensation Table in the "--Executive Compensation" section above.

                                                  Number of Securities
                                                 Underlying Unexercised   Value of Unexercised In-
                                                    Options at Fiscal       The- Money Options at
                           Shares      Value          Year-End (#)         Fiscal Year-End ($) (1)
                         Acquired on  Realized  ------------------------- -------------------------
Name                      Exercise      ($)     Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- ---------- ----------- ------------- ----------- -------------
Edward W. Barnholt......   20,000    $1,035,600   218,288      110,000    $9,113,541    $824,450
Robert R. Walker........   25,000     1,319,650    27,600       24,000     1,067,240     119,040

--------
(1) The value of unexercised options is based upon the difference between the exercise price and the average of the high and low market prices on October 30, 1998 of $59.91.

Treatment of Hewlett-Packard Options

   Under the existing terms of Hewlett-Packard's stock option plans, substantially all Hewlett-Packard options held by our employees on the distribution date will be fully vested and, if not exercised, will expire in three months. Alternatively, our employees may elect to amend their Hewlett-Packard options to waive the vesting acceleration. We will assume these amended options, which will convert at the distribution into options to purchase our common stock. The number of shares and the exercise price of Hewlett-Packard options that convert into Agilent Technologies options will be adjusted using a conversion formula. The conversion formula will be based on the opening per share price of our common stock on the first trading day after the distribution relative to the closing per share price of Hewlett-Packard common stock on the last trading day before the distribution. The resulting Agilent Technologies options will maintain the original vesting provisions and option periods. We do not currently know how many Hewlett-Packard options held by our employees will be converted into Agilent Technologies options.

Treatment of Hewlett-Packard Restricted Stock

   Under the Hewlett-Packard 1985 Incentive Compensation Plan and the 1990 and 1995 Incentive Stock Plans, certain key employees of Hewlett-Packard were granted restricted stock awards. The majority of the shares of restricted stock outstanding at October 31, 1998 are subject to forfeiture if employment terminates prior to three years from the date of grant. Restricted shares held by our employees are expected to be forfeited on or before the distribution. Our employees who forfeit Hewlett-Packard restricted shares may elect to receive either replacement options to purchase our common stock granted on the effective date of this offering at an exercise price equal to the initial public offering price or replacement Agilent Technologies restricted shares granted on or before the distribution, in either case with the same vesting as before. We intend to provide replacement options and replacement Agilent Technologies restricted shares with a value that is comparable to the value of the forfeited Hewlett-Packard restricted shares. Our employees will be required to make their election in October 1999.

Incentive Plans

1999 Stock Plan

   We intend to adopt the 1999 Stock Plan to provide grants of incentive stock options to our employees, including officers and employee directors, and grants of nonstatutory stock options, stock appreciation rights, stock awards
and cash awards to our employees and directors. A total of     shares of
common stock will be reserved for issuance under the stock plan.

   Administration of the 1999 Stock Plan

   The administrator, which is either the board of directors or a committee of the board of directors, will administer the stock plan. In the case of options intended to qualify as "performance-based compensation" within the meaning of
Section 162(m) of the Code, the committee will consist of two or more "outside directors"

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

within the meaning of Section 162(m) of the Code. The administrator has the power to determine the terms of the options, stock awards, stock appreciation rights and cash awards granted, including the exercise price, the number of shares subject to each option, stock appreciation right or stock award, the exercisability of the options and stock appreciation rights and the form of consideration payable upon exercise of the options.

   Options

   The exercise price of nonstatutory stock options granted under the stock plan is determined by the administrator, but the per share exercise price shall be no less than seventy-five percent of the fair market value of our common stock on the date of grant. With respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of
Section 162(m) of the Internal Revenue Code, the exercise price must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of all incentive stock options granted under the stock plan must be at least equal to the fair market value of our common stock on the date of grant. The term of all other options granted under the stock plan may not exceed ten years.

   Unless otherwise provided in the optionee's option agreement, options granted under the stock plan terminate immediately upon the termination of the optionee's status as an employee of our company, within three years after the optionee's termination by disability or retirement, or within one year after the optionee's termination by death, but in no event later than the expiration of the option's term. If an optionee's status as an employee ends due to death, disability, retirement or through certain voluntary severance programs, the optionee will fully vest in and have the right to exercise the option within the time limits described above.

   During any fiscal year each optionee may be granted options and stock
appreciation rights to purchase a maximum of      shares of our common stock.

   Stock Appreciation Rights

   Stock appreciation rights may be granted under the stock plan to employees who hold options. An optionee may exercise a stock appreciation right by surrendering to us, unexercised, a corresponding portion of an option. A stock appreciation right is exercisable only to the extent the related option is exercisable. The stock appreciation right will terminate at the same time and pursuant to the same terms as the related option.

   Stock Awards

   The administrator determines the terms and conditions, including vesting, of stock awards granted under the stock plan. Unless the administrator determines otherwise, stock awards shall be forfeited upon the voluntary or involuntary termination of the grantee's employment with us for any reason, although full or partial vesting may occur in the event of termination by reason of death, disability or retirement, or in connection with a corporate transaction.

   Cash Awards

   Cash awards may be granted alone, in addition to, or in tandem with other awards granted under the stock plan. The terms of a cash award will be determined by the administrator.

   Non-Transferability of Options, Stock Appreciation Rights and Stock Awards

   Options, stock appreciation rights, cash awards and stock awards granted under the stock plan are generally not transferable by the grantee, and each option, stock appreciation right and stock award is exercisable during the lifetime of the optionee only by such grantee.

   Adjustments upon Merger or Change in Control

   The stock plan provides that in the event we are merged into or acquired by another entity; we may provide for the assumption or substitution in, or adjustment to, awards under the stock plan. In the event of a transaction involving a change in control, we may accelerate the vesting of options and terminate any restrictions on stock awards and we may provide for the cancellation of awards under the stock plan with a cash payment to the grantee.

   Amendment and Termination of the 1999 Stock Plan

   Unless terminated sooner, the stock plan will terminate automatically ten years from the date of its adoption by the board of directors. In addition, the administrator has the authority to amend, suspend or terminate the stock plan, so long as no such action affects any shares of common stock previously issued and sold and any option or award previously granted under the stock plan.

1999 Employee Stock Purchase Plan

   We intend to adopt the 1999 Employee Stock Purchase Plan to encourage employee stock ownership. The total number of shares of common stock that we will reserve for issuance under the employee stock purchase plan equals shares.

   Administration of the Employee Stock Purchase Plan

   Our officers or other selected employees of us will administer the employee stock purchase plan and determine employee eligibility to participate in the employee stock purchase plan.

   Eligibility to Participate

   Regular full-time or regular part-time employees are eligible to participate in the employee stock purchase plan on their hire date and may enroll before their first day of work or at the beginning of any fiscal quarter. The employee stock purchase plan permits participants to purchase our common stock through payroll deductions of up to 10% of the participant's pay. Pay means base earnings but excludes:

  .  bonuses;

  .  pay for overtime work; and

  .  other extra compensation.

   An employee may participate in both the 401(k) plan and the stock purchase plan. A participant may always contribute up to 5% of pay to the employee stock purchase plan, even if the participant contributes the maximum percentage permitted under the 401(k) plan. If a participant contributes more than 5% of pay to the employee stock purchase plan, the participant's combined 401(k) plan and employee stock purchase plan contributions cannot exceed 10% of eligible pay.

   Purchases

   Participant contributions are used to purchase shares of our common stock on the last business day of each fiscal quarter. Our fiscal quarters end in January, April, July, and October. The price of stock purchased under the employee stock purchase plan will be the lowest of the following:

  . the average of the daily closing prices of the stock on the [New York Stock Exchange/Nasdaq Stock Market] for the full quarter;

  . the average of the daily closing prices of the stock on the [New York Stock Exchange/Nasdaq Stock Market] for the last five trading days of the quarter; or

  .  the closing price of the stock on the last trading day of the quarter.

   For every two shares purchased through employee contributions, we will contribute one share.

   Restrictions

   A participant cannot sell or transfer shares purchased with contributions from us for the two-year period after purchase unless the participant leaves us due to retirement, permanent and total disability or death. If a

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

participant leaves us within two years of purchase for any reason other than retirement, permanent and total disability or death, the participant will forfeit all our contributions. If a participant sells or transfers shares purchased through employee contributions in a quarter prior to the lapse of the two-year period, the participant will forfeit our contributions for that quarter.

   End of Participation

   Participation in the employee stock purchase plan will end when an employee voluntarily elects to withdraw from the employee stock purchase plan or is no longer eligible to participate. If an employee's participation in the employee stock purchase plan ends, we will promptly distribute all accrued employee contributions without interest and the employee will not be able to participate in the employee stock purchase plan until the next quarter.

   Transferability of Rights

   A participant may not transfer rights granted under the employee stock purchase plan other than by will or the laws of descent and distribution.

   Amendment and Termination of the Employee Stock Purchase Plan

   Our board of directors has the authority to amend or terminate the employee stock purchase plan at any time.

1999 Non-Employee Director Stock Plan

   We intend to adopt the 1999 Non-Employee Director Stock Plan to help attract and retain non-employee directors. The total number of shares of our common stock that we will reserve for issuance under the non-employee director
stock plan equals     shares.

   Administration

   Our board of directors or a committee of the board of directors will administer the non-employee director stock plan.

   Stock Options

   The non-employee director stock plan will permit stock option grants. Each non-employee director shall receive a minimum of 75% of the value of his or her annual retainer in the form of a stock option grant and the balance in a cash payment.

   We will issue the non-employee director an option grant on or about March 1 of each year based on the non-employee director's election. If the non-employee director fails to make a timely election, a non-employee director will receive an option grant that has a value equal to 75% of the value of his or her annual retainer. We will use a modified Black-Scholes option valuation model to determine the number of shares necessary so that the value of each stock option equals that portion of the annual retainer that a non-employee director receives in the form of a stock option.

   Each stock option will vest in full 12 months after the grant date. The exercise price of each stock option will equal the fair market value of our common stock on the date of grant.

   Transferability of Options

   Unless the administrator provides otherwise, a non-employee director may not transfer stock a option granted under the non-employee director stock plan other than by will or by the laws of descent and distribution.


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

   Cash Payments

   All cash payments will be paid in equal quarterly installments beginning in March of each year.

   Adjustments upon Merger or Asset Sale

   At the time of any merger, consolidation, reorganization, recapitalization, stock dividend, stock split, or other change in the corporate structure or capitalization affecting our common stock, our board of directors or the committee will make appropriate adjustments to the number and kind of shares to be issued under the non-employee director stock plan and the price of any stock option.

   Amendment and Termination of the 1999 Non-Employee Director Stock Plan

   The non-employee director stock plan will terminate 10 years from its adoption, unless our board of directors or the committee terminates the non-employee director stock plan earlier. No stock options will be granted after the non-employee director stock plan terminates. Our board of directors has the authority to amend, modify, suspend or terminate the non-employee director stock plan at any time.

1999 Variable Pay Plan

   We intend to adopt a 1999 variable pay plan that will be designed to link annual cash compensation for designated executives to business performance. Under the variable pay plan, a portion of targeted total cash compensation for each plan participant will be designated "at risk" variable pay which will only be paid if certain pre-determined business performance goals are achieved. If the pre-determined business performance goals are exceeded, additional cash compensation may be awarded.

   The variable pay plan will be administered in six-month performance periods which coincide with each half of our fiscal year. Awards will be distributed after each performance period if the pre-determined business performance goals are achieved.

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Pension Plans

   The following table shows the estimated annual benefits payable upon retirement to Hewlett-Packard eligible employees in the United States under Hewlett-Packard's Deferred Profit-Sharing Plan or the Deferred Plan, Hewlett-Packard's Retirement Plan, or the Retirement Plan, and Hewlett-Packard's Excess Benefit Retirement Plan or the Excess Benefit Plan. To calculate the number of years of an eligible employee's service, the pension plans will bridge each eligible employee's service with Hewlett-Packard to that eligible employee's service with Agilent Technologies.

                  ESTIMATED ANNUAL RETIREMENT BENEFITS(1)(2)

     Highest                              20 Years         25 Years
Five-Year Average       15 Years             of               of             30 Years
  Compensation         of Service         Service          Service          of Service
-----------------      ----------         --------         --------         ----------
   $  400,000           $ 87,207          $116,276         $145,345         $  174,414
      600,000            132,207           176,276          220,345            264,414
      800,000            177,207           236,276          295,345            354,414
    1,000,000            222,207           296,276          370,345            444,414
    1,200,000            267,207           356,276          445,345            534,414
    1,400,000            312,207           416,276          520,345            624,414
    1,600,000            357,207           476,276          595,345            714,414
    1,800,000            402,207           536,276          670,345            804,414
    2,000,000            447,207           596,276          745,345            894,414
    2,200,000            492,207           656,276          820,345            984,414
    2,400,000            537,207           716,276          895,345          1,074,414

--------
(1) Amounts exceeding $130,000 would be paid pursuant to the Excess Benefit
    Plan.
(2) No more than $160,000 (as adjusted from time to time by the IRS) of eligible compensation may be taken into account in calculating benefits payable under the Retirement Plan.

   The compensation covered by the pension plans whose benefits are summarized in the table above equals base pay. The covered compensation for each of the executive officers named in the Summary Compensation Table is the highest five-year average of the amounts shown in the "Salary" column of that table. The compensation covered by the pension plans for any Hewlett-Packard officer who participates in Hewlett-Packard's 1999 Variable Pay Plan shall be the "total targeted cash compensation" as defined under each of such variable pay plans.

   Agilent Technologies employees will receive credit under Agilent Technologies' new defined benefit plans for their years of service with Hewlett-Packard. Officers named in the Summary Compensation Table have been credited with the following years of service: Mr. Barnholt, 30 years and Mr. Walker, 23 years. Retirement benefits shown are payable at age 65 in the form of a qualified joint and survivor annuity or single life annuity, as applicable to the employee and reflect the maximum offset allowance currently in effect under Section 401(1) of the Internal Revenue Code of 1986, as amended, to compute the offset for such benefits under the pension plans. For purposes of calculating the benefit, an employee cannot be credited with more than 30 years of service.

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

         ARRANGEMENTS BETWEEN AGILENT TECHNOLOGIES AND HEWLETT-PACKARD

   We have provided below a summary description of the master separation and distribution agreement, effective as of August 12, 1999, or the separation agreement, and the key related agreements. This description, which summarizes the material terms of such agreements, is not complete. You should read the full text of these agreements, which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part.

Master Separation and Distribution Agreement

   The master separation and distribution agreement contains the key provisions relating to the separation, this offering and the distribution.

   The Separation. The separation is scheduled to occur on or around November 1, 1999. On or before the separation date, Hewlett-Packard and we will sign the general assignment and assumption agreement which provides for the transfer to us of assets and liabilities from Hewlett-Packard, effective on the separation date. Hewlett-Packard will also transfer to us ownership of specified subsidiaries. Hewlett-Packard will deliver additional agreements governing various interim and ongoing relationships between Hewlett-Packard and us following the separation date. The ancillary agreements include:

  .  a general assignment and assumption agreement;

  .  master technology, patent, and trademark ownership agreements;

  .  an employee matters agreement;

  .  a tax sharing agreement;

  .  a master information technology service level agreement;

  .  a real estate matters agreement;

  .  an environmental matters agreement;

  .  a master confidential disclosure agreement; and

  .  an indemnification and insurance matters agreement.

To the extent that the terms of any of these ancillary agreements conflict with the separation agreement, the terms of these agreements govern. These agreements are described more fully below.

   Cash to be Transferred to Agilent Technologies. Hewlett-Packard has agreed to provide us sufficient cash to satisfy the following obligations or requirements (as adjusted with mutual agreement):

  . the obligations of Hewlett-Packard, which will be assumed by Agilent Technologies, and the obligations of our Japanese subsidiary under Hewlett-Packard's agreement with Yokogawa to buy out Yokogawa's interest in this subsidiary;

  . taxes specified in the tax sharing agreement incurred in connection with Hewlett-Packard's restructuring of its operations in Japan;

  .  working capital and acquisition requirements of $250 million;

  . an amount equal to the difference between our assets and liabilities retained by Hewlett-Packard and Hewlett-Packard's assets and liabilities transferred to us, as of October 31, 1999; and

  .  taxes payable by some of our subsidiaries as of October 31, 1999.

   Additional cash will be held by Agilent Technologies subsidiaries on the separation date. On December 15, 1999, Hewlett-Packard and we will recalculate these cash payments based on our October 31, 1999 balance sheet and Hewlett-Packard's October 31, 1999 balance sheet, and reallocate cash in the amount of any difference.

   The Initial Public Offering. Under the terms of the separation agreement we are offering approximately % of our outstanding common stock in this offering. We estimate that the net proceeds from this offering will be about
$  , based on an assumed initial public offering price of $   per share. All
of the proceeds of this offering (including any proceeds from the sale of shares pursuant to the exercise of the U.S. underwriters' over-allotment option), less underwriters' discounts and commissions, will be paid to Hewlett-Packard as a dividend to be declared prior to the offering. We are obligated to use our reasonable best efforts to satisfy the following conditions to the consummation of this offering (any of which may be waived by Hewlett-Packard):

  .  the registration statement containing this prospectus must be effective;

  .  U.S. securities laws must be satisfied;

  . our common stock must be listed on the New York Stock Exchange or the Nasdaq Stock Market;

  . all our obligations under the underwriting agreement must be met or waived by the underwriters;

  . Hewlett-Packard must own at least 80.1% of our stock and must be satisfied that the distribution will be tax free to its U.S.
     stockholders;

  . no legal restraints must exist preventing the separation or this offering;

  .  the separation must have occurred; and

  .  the separation agreement must not have been terminated.

   The Distribution. By the middle of calendar year 2000, Hewlett-Packard intends to distribute the remaining shares of our common stock Hewlett-Packard holds to Hewlett-Packard stockholders on a pro rata basis. We will prepare an information statement with Hewlett-Packard and send it to Hewlett-Packard stockholders before the distribution becomes effective. The information statement will inform the stockholders of the distribution and its specifics. Hewlett-Packard may, in its sole discretion, change the distribution date. Hewlett-Packard intends to consummate the distribution only if the following conditions are met (any of which may be waived by Hewlett-Packard):

  . the Internal Revenue Service must issue a favorable tax ruling on the tax-free status of the transaction and the transaction qualifies as a tax-free reorganization under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986;

  .  all required government approvals must be in effect;

  .  no legal restraints must exist preventing this distribution; and

  . nothing must have happened in the intervening time between the initial public offering and the distribution that makes the distribution harmful to Hewlett-Packard or its stockholders.

   Covenants Between Hewlett-Packard and Agilent Technologies. In addition to signing documents that transfer control and ownership of various assets and liabilities of Hewlett-Packard relating to our business, we have agreed with Hewlett-Packard to enter into additional service level agreements, exchange information, engage in certain auditing practices and resolve disputes in particular ways.

   Additional Service Level Agreements. Hewlett-Packard and we will enter into interim service level agreements covering the provision of various interim services, including financial, accounting, building services, legal and other services by Hewlett-Packard to us or, in certain circumstances, vice versa. These services will generally be provided for a fee equal to the actual direct and indirect costs of providing the services plus 5%. The interim service level agreements will generally have a term of two years or less from the date of separation. However, some interim service level agreements, including those for building services and information technology services, may be extended beyond the initial two-year period. If these agreements are extended, their terms will change so that the lessor will receive fair market rental value for the rental component of the building services and the costs plus 10% for information technology and other services and non-rental components of building services.

   Information Exchange. Both Hewlett-Packard and we have agreed to share information with each other, at no cost to the requesting party, for the following purposes, unless the sharing would be commercially detrimental:

  . Each party has agreed to maintain adequate internal accounting to allow the other party to satisfy its own reporting obligations and prepare its own financial statements.

  . Each party will retain records that may be beneficial to the other party for a specified period of time. If the records are going to be destroyed, the destroying party will give the other party an opportunity to retrieve all relevant information from the records.

  . Each party will do its best to provide the other party with personnel, directors, officers or agents who may be used as witnesses in legal proceedings.

   Auditing Practices. So long as Hewlett-Packard is required to consolidate our results of operations and financial position, we have agreed to:

  . not change independent accounting firms without Hewlett-Packard's consent;

  . use reasonable commercial efforts to cause our auditors to date their opinion on our audited annual financial statements on the same date as Hewlett-Packard's auditors' date their opinion on Hewlett-Packard's financial statements;

  . provide Hewlett-Packard all relevant information to enable Hewlett-Packard to prepare their financial statements (and Hewlett-Packard has agreed to provide us all relevant information to enable us to prepare our financial statements);

  .  grant each other's internal auditors access to our records; and

  .  notify each other of any change in our accounting principles.

   Dispute Resolution. If problems arise between us and Hewlett-Packard, we have agreed to the following procedures:

  . The parties will make a good faith effort to first resolve the dispute through negotiation.

  . If negotiations fail, the parties agree to attempt to resolve the dispute through non-binding mediation.

  . If mediation fails, the parties can resort to litigation. In addition, nothing prevents either party acting in good faith from initiating litigation at any time if failure to do so would substantially disadvantage the party.

   No Representations and Warranties. Neither party is making any promises to the other regarding:

  .  the value of any asset that Hewlett-Packard is transferring;

  . whether there is a lien or encumbrance on the asset Hewlett-Packard is transferring; or

  . the legal sufficiency of any conveyance of title to any asset Hewlett-Packard is transferring.

   No Solicitation. Both parties have agreed not to directly recruit employees of the other party for two years after the distribution date if the recruiting would be damaging to the other party. However, general advertising and employee-initiated solicitations are permissible.

   Expenses. Hewlett-Packard will pay all of our costs and expenses related to this offering and the distribution and a portion of our costs and expenses related to the separation.

   Termination of the Agreement. Hewlett-Packard in its sole discretion can terminate the separation agreement and all ancillary agreements and abandon the distribution at any time prior to the closing of this offering. Both Hewlett-Packard and Agilent Technologies must agree to terminate the separation agreement and all ancillary agreements at any time between the closing of this offering and the distribution.

General Assignment and Assumption Agreement

   The general assignment and assumption agreement identifies the assets Hewlett-Packard will transfer to us and the liabilities we will assume from Hewlett-Packard in the separation. The agreement also describes when and how these transfers and assumptions will occur.

   Asset Transfer. Effective on the separation date, Hewlett-Packard will transfer the following assets to us, except as provided in an ancillary agreement or other agreement:

  . all assets reflected on our balance sheet as of July 31, 1999, minus any assets disposed of after July 31, 1999;

  . all written off, expensed or fully depreciated assets that would have appeared on our balance sheet as of July 31, 1999 if we had not written off, expensed or fully depreciated them;

  . all assets that Hewlett-Packard acquired after July 31, 1999 that would have appeared in our financial statements as of the separation date if we prepared such financial statements using the same principles we used in preparing our balance sheet dated July 31, 1999;

  . all assets that our business primarily uses as of the separation date but are not reflected in our balance sheet as of July 31, 1999 due to mistake or omission;

  .  all contingent gains related primarily to our business;

  . all supply, vendor, capital, equipment lease or other contracts that relate primarily to our business, including contracts representing obligations reflected on our balance sheet as of July 31, 1999;

  . all outstanding stock, investments or similar interests of specified Hewlett-Packard subsidiaries;

  . all computers, desks, equipment and other assets used primarily by employees of Hewlett-Packard who will become our employees due to the separation;

  .  specified rights under existing insurance policies; and

  .  other specified assets.

   Excluded Assets. The general assignment and assumption agreement also provides that Hewlett-Packard will not transfer certain assets to us, including most accounts receivable.

   Assumption of Liabilities. Effective on the separation date, we will assume the following liabilities from Hewlett-Packard, except as provided in an ancillary agreement or other agreement:

  . all liabilities reflected as liabilities on our balance sheet as of July 31, 1999, minus any liabilities that were discharged after such date of the balance sheet;

  . all liabilities of Hewlett-Packard that arise after July 31, 1999, that would have appeared in our financial statements as of the separation date if we prepared such financial statements using the same principles we used in preparing our balance sheet of Agilent Technologies as of July 31, 1999;

  . all liabilities that are primarily related to or primarily arise out of our business at the separation date but are not reflected in our balance sheet as of July 31, 1999 due to mistake or omission;

  .  all contingent liabilities primarily related to our business;

  . all liabilities (other than taxes) primarily resulting from the operation of our business, or resulting from any asset that Hewlett-Packard transferred to us;

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

  . all liabilities arising out of specified terminated, divested or discontinued businesses and operations; and

  .  other specified liabilities.

   Excluded Liabilities. The general assignment and assumption agreement provides that we will not assume specified liabilities, including:

  .  most accounts payable;

  . any liabilities that would otherwise be allocated to us but which are covered by Hewlett-Packard's insurance policies, unless we are a named insured under such policies; and

  .  specified third party environmental actions.

   The Non-United States Plan. The transfer of international assets and assumption of international liabilities will be accomplished through agreements entered into between international subsidiaries. According to the general assignment and assumption agreement, Hewlett-Packard will transfer its ownership of all outstanding capital stock of the holding company that owns all of the subsidiaries holding the international assets and liabilities related to our business. The agreement acknowledges that circumstances in jurisdictions outside of the United States may require the timing of the international separation to be delayed past the separation date.

   Delayed Transfers. If it is not practicable to transfer specified assets and liabilities on the separation date, the agreement provides that these assets and liabilities will be transferred after the separation date.

   Terms of Other Ancillary Agreements Govern. To the extent that another ancillary agreement expressly provides for the transfer of an asset or an assumption of a liability, the terms of such other ancillary agreement will determine the manner of the transfer and assumption.

   Obtaining Approvals and Consents. The parties agree to use all reasonable efforts to obtain any required consents, substitutions or amendments required to novate or assign all rights and obligations under any contracts that will be transferred in the separation.

   Nonrecurring Costs and Expenses. Any nonrecurring costs and expenses that are not allocated in the separation agreement or any other ancillary agreement shall be the responsibility of the party that incurs the costs and expenses.

   Indemnification and Insurance Matters Agreement

   General Release of Pre-Separation Claims. Effective as of the separation date, we will release Hewlett-Packard and its affiliates, agents, successors and assigns, and Hewlett-Packard will release us, and our affiliates, agents, successors and assigns, from any liabilities arising from events occurring on or before the separation date, including events occurring in connection with the activities to implement the separation, the initial public offering and the distribution. This provision will not impair a party from enforcing the separation agreement, any ancillary agreement or any arrangement specified in any of these agreements.

   Indemnification. The indemnification and insurance matters agreement also contains provisions governing indemnification. In general, we have agreed to indemnify Hewlett-Packard and its affiliates, agents, successors and assigns from all liabilities arising from:

  .  our business, any of our liabilities or any of our contracts; and

  .  any breach by us of the separation agreement or any ancillary agreement.

   Hewlett-Packard has agreed to indemnify us and our affiliates, agents, successors and assigns from all liabilities arising from:

  . Hewlett-Packard's business other than the businesses transferred to us pursuant to the separation; and

  . any breach by Hewlett-Packard of the separation agreement or any ancillary agreement.

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

   The indemnifying party will make all indemnification payments net of insurance proceeds that the indemnified party receives. The agreement also contains provisions governing notice and indemnification procedures.

   Liability Arising From This Prospectus. We and Hewlett-Packard have agreed to share any liability arising from any untrue statement of a material fact or any omission of a material fact in this prospectus. Hewlett-Packard will bear 82% of any such liability, and we will bear 18% of any such liability.

   Agilent Technologies Contingent Liabilities in Excess of $50 Million. To the extent we incur any contingent liability or group of related contingent liabilities with a value of more than $50 million, after deducting related insurance proceeds and amounts recovered from third parties, Hewlett-Packard has agreed to share the liability relating to this excess portion. Hewlett-Packard will bear 82% of any such liability, and we will bear 18% of any such liability. This provision only applies to Agilent Technologies contingent liabilities arising from written demands made or suits or similar proceedings filed within four years following the separation date that seek or demand monetary damages, services or non-monetary relief. An Agilent Technologies contingent liability is a liability that primarily relates to our business that arises out of events, acts or omission occurring prior to the separation date, where the existence or scope of the obligation of Hewlett-Packard or Agilent Technologies as of the separation date with respect to such liability was not acknowledged, fixed or determined in any material respect. We may not assign our rights under this provision, and this provision terminates upon a change of control of Agilent Technologies (other than as a result of the distribution).

   Insurance Matters. The agreement also contains provisions governing our insurance coverage from the separation date until the distribution date. In general, we agree to reimburse Hewlett-Packard for premium expenses related to insurance coverage during this period. Prior to the distribution, Hewlett-Packard will maintain insurance policies on our behalf that are generally comparable to those maintained at Hewlett-Packard.

   Environmental Matters. Under the general assignment and assumption agreement, we have generally assumed environmental liabilities associated with the historic operations of the businesses transferred to us. This would include, for example, liabilities associated with non-compliance with environmental laws prior to separation. However, under the indemnification and insurance matters agreement and general assignment and assumption agreement, there are exceptions to our assumption of liabilities for environmental contamination associated with the historic operations of those businesses. They include the following:

  . Hewlett-Packard will generally retain and indemnify us for all liabilities for environmental contamination, whether or not arising out of the businesses transferred to us, on any property (including third party disposal sites) other than the properties that are to be transferred to us upon separation.

  . Hewlett-Packard will also retain and indemnify us for liabilities associated with any contamination existing prior to the separation date on those properties to be transferred to us which are currently undergoing investigation and remediation by Hewlett-Packard and for which Hewlett-Packard has accrued a reserve.

We will indemnify Hewlett-Packard for liabilities associated with environmental contamination at those sites that are to be transferred to us (other than specifically listed properties which are undergoing investigation and remediation by Hewlett-Packard) regardless of whether the contamination was caused by historic operations of the business transferred to us or a business retained by Hewlett-Packard. We will have limited access to Hewlett-Packard's historic insurance policies for coverage of liabilities associated with pre-separation contamination assumed by us. Each party will be responsible for all liabilities associated with any environmental contamination caused by that party post-separation.

   Certain Losses and liabilities Not Covered by Hewlett-Packard's Insurance Policies. Hewlett-Packard has agreed to reimburse us for any losses or liabilities aggregating in excess of $20 million, exclusive of amounts

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covered by insurance policies, that we incur between the separation date and the distribution date of the following nature:

  .  specified categories of losses resulting from an earthquake;

  . property losses of a type that is covered by Hewlett-Packard's insurance policies or that is covered by standard form insurance policies; or

  . events, acts or omissions occur that give rise to one or more third party claims that result in a liability to Agilent Technologies of a type that is covered by Hewlett-Packard's insurance policies or that is covered by standard form insurance policies, but only to the extent that suits or similar proceedings are filed or written demands are made in connection with such claims within four years following the distribution date that seek or demand monetary damages, services or non-monetary relief.

  . releases occur that give rise to one or more environmental actions that result in a liability to Agilent Technologies, but only to the extent that suits or similar proceedings are filed, orders or decrees are issued, written notice that the environmental action will be commenced is received by us or Hewlett-Packard, or written demands are made in connection with the environmental action within four years following the distribution date that seek or demand monetary damages, services or non-monetary relief.

   Assignment. The indemnification and insurance matters agreement is not assignable by either party without prior written consent.

   Master Patent Ownership and License Agreement

   The master patent ownership and license agreement, or the master patent agreement, allocates rights relating to patents, patent applications and invention disclosures. Under the master patent agreement, Hewlett-Packard will assign to us ownership of listed patents, patent applications and invention disclosures and joint ownership of a small number of listed patents and patent applications. Hewlett-Packard will not restrict our right to practice the assigned patents, and neither party will restrict the other's right to practice the joint patents except for a small number of joint patents that will be subject to field-of-use limitations.

   In addition, each party will grant the other a non-exclusive, royalty-free patent cross-license to make, have made, use, lease, sell, offer for sale, and import any and all products and services of the businesses in which the licensed company and its subsidiaries, including specified affiliated companies are, as of or after the separation date, engaged, except in specific excluded fields-of-use. The fields that are excluded from the license granted by us to Hewlett-Packard are some areas of biological and chemical deposition and some areas of health care. The fields that are excluded from the license granted by Hewlett-Packard to us are printing devices, printer supplies, components and accessories, document scanners and some computing devices. The cross-licenses between Hewlett-Packard and us will cover all of each company's patents issued on patent applications with first effective filing dates before the separation date or within five years after, and will include rights to sublicense to subsidiaries and specified affiliated companies as well as certain rights to sublicense a small number of patents to third parties. The licenses continue for the life of the patent.

   The master patent agreement also will provide that Hewlett-Packard and we will assist each other in specified ways for a period of five years after the separation date in the event either party is subject to patent litigation.

   Under the master patent agreement, Hewlett-Packard and we will have the right to require, subject to some restrictions, that the other party license its patents, subject to the same field-of-use restrictions, to (A) a subsidiary or one of the specified affiliated companies valued at $10 million or more that has been spun-off or sold and (B) a third party that acquires a business from it valued at $10 million or more. These licenses will be limited to the products, services and processes that are in the subsidiary, affiliated company or business at the time of transfer

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and minor extensions to those products, services and processes and will be limited to patents issued on patent applications with first effective filing dates on or before the effective date of the spin-off or acquisition. As a condition of these licenses, the transferee of the subsidiary, affiliated company or business must grant a patent license back to the non-transferring party.

   In the event of an acquisition of either party, the acquired party may assign the master patent agreement. In that event, the license granted to the acquired party will be limited to the products, services and processes of the acquired party as of the date of the acquisition and minor extensions to those products, services and processes. The license granted to the acquired party will not include patents issued on patent applications with first effective filing dates after the date of acquisition.

   Master Technology Ownership and License Agreement

   The master technology ownership and license agreement, or the master technology agreement, allocates rights in technology other than the integrated circuit technology covered by the ICBD technology ownership and license agreement (discussed below) and other than patents, patent applications and invention disclosures. In the master technology agreement, Hewlett-Packard will assign to us technology related to our products and developments. Hewlett-Packard will not restrict our right to use the assigned technology. In addition, each party will license its technology to the other party for unrestricted use (except for commercially released software, which is subject to narrower rights), to the extent that its technology has been disclosed to or is in the possession of the other party as of the separation date, with the right to sublicense to subsidiaries and specified affiliated companies. The licenses are perpetual.

   Under the master technology agreement, subject to some restrictions, each party may also sublicense the technology that it licenses from the other party to (A) a subsidiary or one of the specified affiliated companies valued at $10 million or more that has been spun-off or sold and (B) a third party that acquires a business from it valued at $10 million or more.

   The master technology agreement will not obligate either party to provide to the other party improvements that it makes, whether to its own technology or to the other party's technology licensed to it under the agreement.

   In the event of an acquisition of either party, the acquired party may assign the master technology agreement.

   ICBD Technology Ownership and License Agreement

   The ICBD technology ownership and license agreement, or the ICBD technology agreement, assigns to us listed technology relating to the design, development and manufacture of integrated circuits that is used by the Integrated Circuits Business Division (ICBD), or integrated circuit technology, (other than patents, patent applications and invention disclosures). The ICBD technology agreement also provides that Hewlett-Packard will retain ownership of other integrated circuit technology. In the ICBD technology agreement, Hewlett-Packard will assign to us joint ownership of other listed integrated circuit technology and both parties will have unrestricted rights to use the jointly owned integrated circuit technology. The integrated circuit technology that is covered by the ICBD technology agreement encompasses the majority of the integrated circuit technology within Hewlett-Packard. The covered integrated circuit technology generally includes the integrated circuit technology that was developed jointly with or for the benefit of the imaging and computing businesses of Hewlett-Packard.

   In addition, under the ICBD technology agreement, each party will license the listed integrated circuit technology to the other party, with the right to sublicense to subsidiaries and specified affiliated companies. The licenses are perpetual. We will be restricted from using both the integrated circuit technology that Hewlett-Packard will assign to us and that Hewlett-Packard will license to us within the fields of printing devices, printer supplies, components and accessories, document scanners and some computing devices, other than to supply Hewlett-Packard. This restriction expires ten years after the separation date for certain printing, scanning and computing technology considered fundamental or of long term value and three years after the separation date for the rest of the technology.


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   Under the ICBD technology agreement, subject to some restrictions, each party may sublicense the integrated circuit technology that it licenses from the other party to (A) a subsidiary or one of the specified affiliated companies valued at $10 million or more that has been spun-off or sold and (B) a third party that acquires a business from it valued at $10 million or more.

   The ICBD technology agreement will not obligate either party to provide to the other party improvements that it makes, whether to its own technology or to the other party's technology licensed to it under the agreement. Each party, upon request, will notify the other party of improvements that it may have made in a particular defined technical area and will negotiate in good faith disclosing and licensing those improvements to the other party.

   In the event of an acquisition of either party, the acquired party may assign the ICBD technology agreement.

   Master Trademark Ownership and License Agreement

   The master trademark ownership and license agreement, or the master trademark agreement, will allocate rights relating to trademarks, service marks and trade names. Under the master trademark agreement, Hewlett-Packard will assign to us its rights in listed trademarks, service marks and trade names that it uses in connection with the businesses transferred to us. In addition, Hewlett-Packard will grant us a perpetual license to mark our products shipping as of the distribution date with, and advertise and promote these products using, listed Hewlett-Packard trademarks and service marks. After five years, our use will be subject to royalty payments. We may sublicense these rights to subsidiaries and specified affiliated companies, and we and our subsidiaries and the specified affiliated companies may allow authorized dealers to use the trademarks and service marks in the advertisement and promotion of these products.


   During the first three years from the separation date, Hewlett-Packard will agree not to license the trademarks and service marks it licenses to us to third parties for use in connection with products or services that compete with our products shipping as of the distribution date (other than in connection with co-branding activities and other than any licenses that may have previously been granted).

   Hewlett-Packard may terminate the license under the master trademark agreement only with regard to products that fail to meet required quality standards, subject to a notice and cure period.

   In the event of an acquisition of either party, the acquired party may assign the master trademark agreement.

   Master Confidential Disclosure Agreement

   The master confidential disclosure agreement provides that both parties agree not to disclose confidential information of the other party except in specific circumstances. Hewlett-Packard and we also agree not to use this information in violation of any use restrictions in one of the other written agreements between us.

   Master IT Service Level Agreement

   The master IT service level agreement governs the provision of information technology services by Hewlett-Packard and us to each other, on an interim basis, until November 1, 2001, unless extended for specific services or otherwise indicated in the agreement. The services include data processing and telecommunications services, such as voice telecommunications and data transmission, and information technology support services, for functions including accounting, financial management, tax, payroll, stockholder and public relations, legal, human resources administration, procurement, real estate management and other administrative functions. Specified charges for such services are generally intended to allow the providing company to recover the direct and indirect costs of providing the services, plus 5% until November 1, 2001 and such costs plus 10% thereafter. The master IT service level agreement also will cover the provision of certain additional information technology services identified from time to time after the separation date that were inadvertently or unintentionally omitted from the specified services, or that are essential to effectuate an orderly transition under the separation agreement, so long as the provision of such services would not significantly disrupt the providing company's operations or significantly increase the scope of the agreement.


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   In addition, the master IT service level agreement will provide for the replication of some computer systems, including hardware, software, data storage or maintenance and support components. Generally, the party needing the replicated system will bear the costs and expenses of replication. Generally, the party purchasing new hardware or licensing new software will bear the costs and expenses of purchasing the new hardware or obtaining the new software licenses.

   Employee Matters Agreement

   We will enter into an employee matters agreement with Hewlett-Packard to allocate assets, liabilities, and responsibilities relating to current and former United States employees of Agilent Technologies and their participation in the benefit plans, including stock plans, that Hewlett-Packard currently sponsors and maintains.

   In general, separate agreements will address similar issues relating to foreign employment and benefit matters.

   All eligible United States Agilent Technologies employees will continue to participate in the Hewlett-Packard benefit plans on comparable terms and conditions to those for Hewlett-Packard employees until we establish comparable benefit plans for our current and former employees. We intend to establish these plans no later than the time of the distribution.

   Around November 1, 1999, all United States Agilent Technologies employees will be transferred to Agilent Technologies' United States payroll. At that time, we will adopt specified plans associated with our United States payroll system, such as the Agilent Technologies stock plans, the Agilent Technologies executive deferred compensation plan and the Agilent Technologies leave of absence programs. After that time, we will adopt benefit plans that reflect our more permanent separation from Hewlett-Packard, such as the Agilent Technologies health and welfare plans, the Agilent Technologies pension plans, the Agilent Technologies Excess Benefit Plan and the Agilent Technologies fringe benefit plans. Each Agilent Technologies benefit plan will be comparable to the corresponding Hewlett-Packard benefit plan.

   Once we establish our own corresponding benefit plan, we may modify or terminate that plan in accordance with the terms of that plan and our policies. No Agilent Technologies benefit plan will provide benefits that overlap benefits under the corresponding Hewlett-Packard benefit plan at the time of the distribution. Each Agilent Technologies benefit plan will provide that all service, compensation and other benefit determinations that, as of the distribution, were recognized under the corresponding Hewlett-Packard benefit plan will be taken into account under that Agilent Technologies benefit plan.

   Each Agilent Technologies benefit plan will assume any liabilities under the corresponding Hewlett-Packard benefit plan for Agilent Technologies employees. Assets relating to the employee liabilities will also be transferred to Agilent Technologies or the related Agilent Technologies plans and trusts from trusts and other funding vehicles associated with Hewlett-Packard's benefit plans.

   Options and Stock Appreciation Rights. We will establish a replacement stock plan for eligible Agilent Technologies employees on the distribution. Under the existing terms of the Hewlett-Packard stock option plans, substantially all Hewlett-Packard options held by Agilent Technologies employees at the time of the distribution will be fully vested and, if not exercised, will expire three months from the distribution. Alternatively, Agilent Technologies employees may elect to amend their Hewlett-Packard options to waive the vesting acceleration. We will assume the amended options, which will convert at the distribution into options to purchase our common stock. The number of shares and the exercise price of Hewlett-Packard options that convert into Agilent Technologies options will be adjusted using a conversion formula. The conversion formula will be based on the opening per-share price of our common stock on the first trading day after the distribution relative to the closing per-share price of Hewlett-Packard common stock on the last trading day before the distribution. The resulting Agilent Technologies options will maintain the original vesting provisions and option period. At the distribution, Agilent Technologies will assume each Hewlett-Packard stock appreciation right held by Agilent Technologies employees.

   Restricted Stock. On or before the distribution, Hewlett-Packard restricted stock granted under incentive stock plans and held by Agilent Technologies employees is expected to be forfeited. Each Agilent Technologies

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employee who forfeits Hewlett-Packard restricted stock may elect to receive replacement Agilent Technologies options or Agilent Technologies restricted shares.

   Stock Purchase Plan. We anticipate that Agilent Technologies employees will continue to participate in the Hewlett-Packard stock purchase plan through October 31, 1999 or at such later date as we and Hewlett-Packard mutually agree. After that time, we will sponsor a stock purchase plan for the benefit of Agilent Technologies employees that is comparable to the Hewlett-Packard stock purchase plan.

   Tax Sharing Agreement

   Hewlett-Packard and we will enter into a tax sharing agreement providing for each of the party's obligations concerning various tax liabilities. The tax sharing agreement provides that Hewlett-Packard generally will pay, and indemnify us if necessary, with respect to all federal, state, local and foreign taxes relating to our business for any taxable period ending prior to this offering. In addition, the tax sharing agreement provides that Hewlett-Packard and we will make payments between us so that, with respect to tax returns for any taxable period in which we or any of our subsidiaries are included in Hewlett-Packard's consolidated group for U.S. federal income tax purposes, or in any consolidated, combined or unitary group which includes Hewlett-Packard or any of its subsidiaries for state, local or foreign income tax purposes the amount of taxes to be paid by us will be determined, subject to specified adjustments, as if we and each of our subsidiaries filed our own consolidated, combined or unitary tax return. Each member of a consolidated group for U.S. federal income tax purposes is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the tax sharing agreement allocates tax liabilities between Hewlett-Packard and us, for any period in which we were included in Hewlett-Packard's consolidated group we could be liable in the event that any federal tax liability was incurred, but not discharged, by any other member of the group.

   The tax sharing agreement allocates responsibility for various taxes arising from restructurings related to the spinoff between Hewlett-Packard and Agilent Technologies. In addition, Agilent Technologies will bear 18% of unanticipated taxes related to the spinoff where neither party is at fault.

   In addition, the tax sharing agreement provides that we shall indemnify Hewlett-Packard for any taxes arising out of the failure of the spin-off or some of the transactions related to it to qualify as tax free as a result of actions taken, or the failure to take required actions, by us or any of our subsidiaries. Specifically, we are required under the tax sharing agreement to comply with the representations made to the Internal Revenue Service in connection with the private letter ruling that has been issued to Hewlett-Packard by the Internal Revenue Service regarding the tax-free nature of the spin-off of our stock by Hewlett-Packard to Hewlett-Packard's stockholders.

   The tax sharing agreement further provides for cooperation with respect to tax matters, the exchange of information and the retention of records which may affect the income tax liability of either party. Disputes arising between Hewlett-Packard and us relating to matters covered by the tax sharing agreement are subject to resolution through specific dispute resolution provisions.

   Real Estate Matters Agreement

   The real estate matters agreement addresses real estate matters relating to the Hewlett-Packard leased and owned properties that Hewlett-Packard will transfer to or share with us. The agreement describes the manner in which Hewlett-Packard will transfer to or share with us various leased and owned properties, including the following types of transactions:

  .  conveyances to us of specified properties that Hewlett-Packard owns;

  . leases back to Hewlett-Packard of specified owned properties that Hewlett-Packard will convey to us;

  . leases to us of portions of specified properties that Hewlett-Packard owns;


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  .  assignments to us of Hewlett-Packard's leases for specified leased properties;

  . subleases back to Hewlett-Packard of specified leased properties to be assigned to us; and

  .  subleases to us of portions of specified leased properties.

   The real estate matters agreement includes a description of each material property to be transferred to or shared with us for each type of transaction. The standard forms of the proposed transfer documents (e.g., lease and sublease) are contained in schedules.

   The real estate matters agreement also requires both parties to use reasonable efforts to obtain any landlord consents required for the proposed transfers of leased sites, including Hewlett-Packard paying commercially reasonable consent fees and negotiating other commercially reasonable amendments to the leases, if required by the landlords, and us agreeing to provide the security required under the applicable leases.

   The real estate matters agreement further provides that we will be required to accept the transfer of all sites allocated to us, even if a site has been damaged by a casualty before the separation date. Transfers with respect to leased sites where the underlying lease is terminated due to casualty or action by the landlord prior to the separation date will not be made, and neither party will have any liability related thereto.

   The real estate matters agreement also gives the parties the right to change the allocation and terms of specified sites by mutual agreement based on changes in the requirements of the parties.

   The real estate matters agreement provides that all reasonable costs required to effect the transfers (including landlord consent fees, landlord attorneys' fees, title insurance fees and transfer taxes) will be paid by Hewlett-Packard.

   Environmental Matters Agreement

   Hewlett-Packard has agreed to retain and indemnify us for liabilities associated with properties transferred to us which are undergoing environmental investigation and remediation and for which Hewlett-Packard has accrued a reserve. The purpose of the environmental matters agreement is to address, in a general way, Hewlett-Packard's rights and obligations with respect to remediation of contamination at those properties. The agreement also sets forth our rights and obligations with respect to that remediation.

   Among other things, we are required to cooperate with Hewlett-Packard in providing access to and use of the property for the performance of the remedial activities by Hewlett-Packard and make reasonable efforts to avoid interference with the remedial activities. Hewlett-Packard agrees to minimize, to the extent feasible, the impact of remedial activities on the use and operation on or at the relevant properties.

   Hewlett-Packard and Agilent Technologies will designate liaisons for each property who will work together and attend regular meetings with respect to the remedial activities.

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                             PRINCIPAL STOCKHOLDER

   Prior to this offering, all of the outstanding shares of our common stock will be owned by Hewlett-Packard. After this offering, Hewlett-Packard will
own about    %, or about    % if the U.S. underwriters exercise their over-
allotment option in full, of our outstanding common stock. Except for Hewlett-Packard, we are not aware of any person or group that will beneficially own more than 5% of the outstanding shares of our common stock following this offering.

                         DESCRIPTION OF CAPITAL STOCK

General

   Upon the completion of this offering, we will be authorized to issue 2,000,000,000 shares of common stock, $0.01 par value, and 125,000,000 shares of undesignated preferred stock, $0.01 par value. The following description of our capital stock is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

   Prior to this offering, there were      shares of common stock outstanding,
all of which were held of record by Hewlett-Packard.

   The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

   The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

  .  restricting dividends on the common stock;

  .  diluting the voting power of the common stock;

  .  impairing the liquidation rights of the common stock; or

  . delaying or preventing a change in control of us without further action by the stockholders.

   At the closing, no shares of preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.

Anti-Takeover Effects of Our Certificate and Bylaws and Delaware Law

   Some provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

  .  acquisition of us by means of a tender offer;

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  .  acquisition of us by means of a proxy contest or otherwise; or

  .  removal of our incumbent officers and directors.

   These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

   Election and Removal of Directors. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. See "Management-- Directors and Executive Officers." This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

   Stockholder Meetings. Under our bylaws, only the board of directors, the chairman of the board, and until Hewlett-Packard owns less than 50% of our common stock, Hewlett-Packard, may call special meetings of stockholders.

   Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

   Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

   Elimination of Stockholder Action By Written Consent. Our certificate of incorporation eliminates the right of stockholders other than Hewlett-Packard to act by written consent without a meeting. Hewlett-Packard will lose this right once it owns less than 50% of our common stock.

   Elimination of Cumulative Voting. Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

   Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

   Amendment of Charter Provisions. The amendment of any of the above provisions would require approval by holders of at least 80% of the outstanding common stock.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is Harris Trust and Savings Bank.

                        SHARES ELIGIBLE FOR FUTURE SALE

   All of the       shares of our common stock sold in this offering (
shares if the U.S. underwriters exercise their over-allotment option in full), will be freely tradeable without restriction under the Securities Act, except for any shares which be may acquired by an affiliate of Agilent Technologies, as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, Agilent Technologies and may include directors and officers of Agilent Technologies as well as significant stockholders of Agilent Technologies, if any.

   Hewlett-Packard has announced that, subject to specified conditions, it intends to distribute to its stockholders by the middle of calendar year 2000
all of the       shares of our common stock owned by Hewlett-Packard by means of the distribution. Shares of our common stock distributed to Hewlett-Packard shareholders in the distribution generally will be freely transferable, except for shares of common stock received by persons who may be deemed to be affiliates. Persons who are affiliates will be permitted to sell the shares of common stock that are issued in this offering or that they receive in the distribution only through registration under the Securities Act, or under an exemption from registration, such as the one provided by Rule 144.

   The shares of our common stock held by Hewlett-Packard before distribution are deemed "restricted securities" as defined in Rule 144, and may not be sold other than through registration under the Securities Act or under an exemption from registration, such as the one provided by Rule 144. Hewlett-Packard, our directors and officers and we have agreed not to offer or sell any shares of our common stock, subject to exceptions (including the distribution), for a period of 180 days after the date of this prospectus, without the prior written consent of the underwriters. See "Underwriters."

   We will grant shares of our common stock and non-stock awards pursuant to the 1999 Stock Plan subject to restrictions. See "Management--Incentive Plans--1999 Stock Plan." We currently expect to file a registration statement under the Securities Act to register shares reserved for issuance under the 1999 Stock Plan. Shares issued pursuant to awards after the effective date of such registration statement (other than shares issued to affiliates) generally will be freely tradable without further registration under the Securities Act. Any vested and exercisable options of Hewlett-Packard will also be freely tradeable without registration under the Securities Act after the effective date of such registration statement. See "Management--Treatment of Hewlett-Packard Options."

                MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES
                         TO NON-UNITED STATES HOLDERS

General

   The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of common stock that may be relevant to you if you are a non-United States Holder. In general, a "non-United States Holder" is any person or entity that is, for United States federal income tax purposes, a foreign corporation, a nonresident alien individual, a foreign partnership or a foreign estate or trust. This discussion is based on current law, which is subject to change, possibly with retroactive effect, or different interpretations. This discussion is limited to non-United States Holders who hold shares of common stock as capital assets. Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to you in light of your personal circumstances, nor does it discuss special tax provisions which may apply to you if you relinquished United States citizenship or residence.

   If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to United States federal income tax as if they were United States citizens.

   EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY UNITED STATES STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

Dividends

   If dividends are paid, as a non-United States Holder, you will be subject to withholding of United States federal income tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an IRS Form 1001, or successor form, claiming an exemption from or reduction in withholding under the applicable tax treaty.

   If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of yours, those dividends will not be subject to withholding tax, but instead will be subject to United States federal income tax on a net basis at applicable graduated individual or corporate rates, provided an IRS Form 4224, or successor form, is filed with the payor. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

   Unless the payor has knowledge to the contrary, dividends paid prior to January 1, 2001 to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. However, recently finalized Treasury Regulations pertaining to United States federal withholding tax provide that you must comply with certification procedures, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid after December 31, 2000. In addition, these regulations will require you, if you provide an IRS Form 4224 or successor form, as discussed above, to also provide your identification number.

   If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

   As a non-United States Holder, you generally will not be subject to United States federal income tax on any gain recognized on the sale or other disposition of common stock unless:

  (1) the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a United States permanent establishment of yours (and, in which case, if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty).

  (2) you are an individual who holds the common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or

  (3) we are or have been a "United States real property holding corporation", or a USRPHC, for United States federal income tax purposes. We believe that we are not currently, and are likely not to become, a USRPHC. If we were to become a USRPHC, then gain on the sale or other disposition of common stock by you generally would not be subject to United States federal income tax provided:

    . the common stock was "regularly traded" on an established securities market; and

    . you do not actually or constructively own more than 5% of the common stock during the shorter of the five-year period preceding the disposition or your holding period.

Federal Estate Tax

   If you are an individual, common stock held at the time of your death will be included in your gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

   We must report annually to the IRS and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

   Backup withholding is generally imposed at the rate of 31% on certain payments to persons that fail to furnish the necessary identifying information to the payer. Backup withholding generally will not apply to dividends paid prior to January 1, 2001 to a Non-United States Holder at an address outside the United States, unless the payor has knowledge that the payee is a United States person. In the case of dividends paid after December 31, 2000, the recently finalized Treasury Regulations provide that you generally will be subject to withholding tax at a 31% rate unless you certify your non-United States status.

   The payment of proceeds of a sale of common stock effected by or through a United States office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify your non-United States status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, a United States person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or, in addition, for periods after December 31, 2000, a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more United States persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that you are a non-United States Holder and certain other conditions are met or you otherwise establish an exemption.

   Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished in a timely manner to the IRS.

                                 UNDERWRITERS

   Under the terms and subject to the conditions contained in an underwriting agreement dated the date hereof the U.S. underwriters named below, for whom Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. are acting as U.S. representatives, and the international underwriters named below for whom Morgan Stanley & Co. International Limited and Goldman Sachs International are acting as international representatives, have severally agreed to purchase, and Agilent Technologies has agreed to sell to them, severally, the number of shares of our common stock indicated below:

Name                                                            Number of Shares
----                                                            ----------------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated............................
  Goldman, Sachs & Co..........................................
                                                                      ---
    Subtotal...................................................
                                                                      ---
International Underwriters:
  Morgan Stanley & Co. International Limited...................
  Goldman Sachs International..................................
                                                                      ---
    Subtotal...................................................
                                                                      ---
      Total....................................................
                                                                      ===

   The U.S. underwriters and the international underwriters, and the U.S. representatives and the international representatives, are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from Agilent Technologies and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of our common stock offered hereby, if any such shares are taken, other than those covered by the U.S. underwriters' over-allotment option described below.

   In the agreement between the U.S. and international underwriters, sales may be made between the U.S. underwriters and international underwriters of any number of shares as may be mutually agreed. The per share price of any shares sold by the underwriters shall be the public offering price set forth on the cover page of this prospectus, in United States dollars, less an amount not greater than the per share amount of the concession to dealers described below.

   The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that
represents a concession not in excess of $    a share under the public
offering price. Any underwriter may allow, and such dealers may reallow, a
concession not in excess of $    a share to other underwriters or to certain
dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

   Agilent Technologies has granted to the U.S. underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an
aggregate of    additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The

U.S. underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each U.S. underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the U.S. underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all U.S. underwriters in the preceding table. If the U.S. underwriters' option is exercised in full, the total price to the public would
be $   , the total underwriters' discounts and commissions would be $    and
total proceeds to Agilent Technologies would be $   .

   The underwriters have informed Agilent Technologies that each principal underwriter in this offering may, subject to the approval of Morgan Stanley & Co. Incorporated, sell to discretionary accounts over which such principal underwriter exercises discretionary authority. The underwriters have further informed Agilent Technologies that they estimate that such sales will not exceed in the aggregate five percent of the total number of shares of common stock offered by them.

   Application has been made for listing of the Agilent Technologies common stock on the [Nasdaq Stock Market/New York Stock Exchange] under the symbol
"   ."

   Each of Agilent Technologies, Hewlett-Packard and the directors and executive officers of Agilent Technologies has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

   The restrictions described in the previous paragraph do not apply to:

  .  the sale of the shares to the underwriters;

  . the issuance by Agilent Technologies of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

  . the granting of stock options and/or restricted stock units pursuant to existing Agilent Technologies employee benefit plans, provided that such options do not become exercisable and such units do not vest during such 180-day period;

  . transactions by any person other than Agilent Technologies relating to shares of common stock or other securities acquired in open market or other transactions after the completion of this offering;

  .  transactions in shares of Hewlett-Packard common stock;

  .  the distribution; or

  . the substitution of Hewlett-Packard Awards with replacement awards under Agilent Technologies' incentive plans and other transactions under Agilent Technologies' incentive plans.

   In order to facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with this offering, creating a short position in the common stock for their own account. In addition, to cover any over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

   From time to time, certain of the underwriters have provided, and may continue to provide, investment banking services to each of Agilent Technologies and Hewlett-Packard.

   Hewlett-Packard has generally agreed to pay the costs and expenses relating to this offering. The underwriters have agreed to reimburse Hewlett-Packard for certain of its expenses incurred in connection with this offering.

   Agilent Technologies and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Pricing of this Offering

   Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between Agilent Technologies and the U.S. representatives. Among the factors to be considered in determining the initial public offering price will be the future prospects of Agilent Technologies and its industry in general, sales, earnings and certain other financial and operating information of Agilent Technologies in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of Agilent Technologies. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby and certain other legal matters will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Shearman & Sterling, Menlo Park, California.

                                    EXPERTS

   The consolidated financial statements as of October 31, 1997 and 1998 and for each of the three years in the period ended October 31, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to Agilent Technologies and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other documents filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.

   As a result of this offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain an Internet site at http://www.agilent-tech.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Accountants.......................................... F-2
Consolidated Balance Sheet................................................. F-3
Consolidated Statement of Earnings......................................... F-4
Consolidated Statement of Stockholder's Net Investment..................... F-5
Consolidated Statement of Cash Flows....................................... F-6
Notes to Consolidated Financial Statements................................. F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholder of Agilent Technologies, Inc.:

   In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, stockholder's net investment and cash flows present fairly, in all material respects, the financial position of Agilent Technologies, Inc. and its subsidiaries at October 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Jose, California
August 13, 1999

                           AGILENT TECHNOLOGIES, INC.

                           CONSOLIDATED BALANCE SHEET
                                 (in millions)

                                                       October 31,
                                                      -------------
                                                                     April 30,
                                                       1997   1998     1999
                                                      ------ ------ -----------
                                                                    (unaudited)
                       ASSETS
Current assets:
 Cash and cash equivalents........................... $   -- $   --   $   --
 Accounts receivable.................................  1,234  1,154    1,211
 Inventory...........................................  1,432  1,485    1,466
 Other current assets................................    265    436      455
                                                      ------ ------   ------
  Total current assets...............................  2,931  3,075    3,132
Property, plant and equipment, net...................  1,623  1,481    1,435
Other assets.........................................    452    431      454
                                                      ------ ------   ------
Total assets......................................... $5,006 $4,987   $5,021
                                                      ====== ======   ======
    LIABILITIES AND STOCKHOLDER'S NET INVESTMENT
Current liabilities:
 Accounts payable.................................... $  495 $  435   $  403
 Employee compensation and benefits..................    604    574      556
 Deferred revenue....................................    157    205      231
 Other accrued liabilities...........................    267    385      300
                                                      ------ ------   ------
  Total current liabilities..........................  1,523  1,599    1,490
Other liabilities....................................    373    366      369
Commitments and contingencies
Stockholder's net investment.........................  3,110  3,022    3,162
                                                      ------ ------   ------
Total liabilities and stockholder's net investment... $5,006 $4,987   $5,021
                                                      ====== ======   ======


   The accompanying notes are an integral part of these financial statements.

                           AGILENT TECHNOLOGIES, INC.

                       CONSOLIDATED STATEMENT OF EARNINGS
                    (in millions, except per share amounts)

                                         Years Ended         Six Months Ended
                                         October 31,             April 30,
                                     ----------------------  ------------------
                                      1996    1997    1998     1998      1999
                                     ------  ------  ------  --------  --------
                                                                (unaudited)
Net revenue:
 Products........................... $5,756  $6,114  $6,098  $  3,184  $  2,807
 Products to Hewlett-Packard........    684     640     696       348       378
 Services...........................    939   1,031   1,158       558       611
                                     ------  ------  ------  --------  --------
  Total net revenue.................  7,379   7,785   7,952     4,090     3,796
                                     ------  ------  ------  --------  --------
Costs and expenses:
 Cost of products...................  3,327   3,455   3,807     1,829     1,623
 Cost of services...................    574     671     705       353       370
 Research and development...........    805     880     948       469       463
 Selling, general and
  administrative....................  1,798   1,909   2,050     1,036       999
                                     ------  ------  ------  --------  --------
  Total costs and expenses..........  6,504   6,915   7,510     3,687     3,455
                                     ------  ------  ------  --------  --------
Earnings from operations............    875     870     442       403       341
Other income (expense), net.........    (21)    (47)    (46)      (13)       15
                                     ------  ------  ------  --------  --------
Earnings before taxes...............    854     823     396       390       356
Provision for taxes.................    312     280     139       136       125
                                     ------  ------  ------  --------  --------
Net earnings........................ $  542  $  543  $  257  $    254  $    231
                                     ======  ======  ======  ========  ========
Basic and diluted net earnings per
 share.............................. $       $       $       $         $
                                     ======  ======  ======  ========  ========
Average shares used in computing
 basic and diluted net earnings per
 share..............................
                                     ======  ======  ======  ========  ========
Unaudited pro forma diluted net
 earnings per share.................                 $                 $
                                                     ======            ========
Average shares used in computing
 unaudited pro forma diluted net
 earnings per share.................
                                                     ======            ========


   The accompanying notes are an integral part of these financial statements.

                           AGILENT TECHNOLOGIES, INC.

             CONSOLIDATED STATEMENT OF STOCKHOLDER'S NET INVESTMENT
                                 (in millions)

                                                                      Stock-
                                                                     holder's
                                                                       Net
                                                                    Investment
                                                                    ----------
Balance, October 31, 1995..........................................   $2,829
Net earnings.......................................................      542
Net cash transfers to Hewlett-Packard Company......................     (373)
                                                                      ------
Balance, October 31, 1996..........................................    2,998
Net earnings.......................................................      543
Transfer of net assets from Hewlett-Packard Company related to an
 immaterial acquisition............................................       19
Net cash transfers to Hewlett-Packard Company......................     (450)
                                                                      ------
Balance, October 31, 1997..........................................    3,110
Net earnings.......................................................      257
Transfer of net assets from Hewlett-Packard Company related to the
 Heartstream acquisition...........................................      134
Net cash transfers to Hewlett-Packard Company......................     (479)
                                                                      ------
Balance, October 31, 1998..........................................    3,022
Net earnings (unaudited)...........................................      231
Net cash transfers to Hewlett-Packard Company (unaudited)..........      (91)
                                                                      ------
Balance, April 30, 1999 (unaudited)................................   $3,162
                                                                      ======


   The accompanying notes are an integral part of these financial statements.

                           AGILENT TECHNOLOGIES, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (in millions)

                                           Years Ended       Six Months Ended
                                           October 31,           April 30,
                                         ------------------  ------------------
                                         1996   1997  1998     1998      1999
                                         -----  ----  -----  --------  --------
                                                                (unaudited)
Cash flows from operating activities:
 Net earnings..........................  $ 542  $543  $ 257  $    254  $    231
 Adjustments to reconcile net earnings
  to net cash provided by operating
  activities:
   Depreciation and amortization.......    401   409    477       212       235
   Deferred taxes on earnings..........     (1)  (26)  (140)      (70)      (69)
   Non-cash restructuring charges......     --    --     85        17        --
   Write-down of investments...........     --    --     52        13        --
   Changes in assets and liabilities:
    Accounts receivable................     67   (20)    79        44       (59)
    Inventory..........................   (181)  (57)   (67)     (164)       18
    Accounts payable...................    (11)   72    (60)      (48)      (32)
    Other current assets and
     liabilities.......................     84    57     69       103       (24)
    Other, net.........................    (20)  (13)    (1)      (20)      (77)
                                         -----  ----  -----  --------  --------
Net cash provided by operating
 activities............................    881   965    751       341       223
                                         -----  ----  -----  --------  --------
Cash flows from investing activities:
 Investment in property, plant and
  equipment............................   (559) (582)  (410)     (199)     (196)
 Disposition of property, plant and
  equipment............................     64    81     78        21        31
 Acquisitions, net of cash acquired....     (6)   (9)    (2)       14       (12)
 Cash proceeds of divestitures.........     --    --     57        --        39
 Other, net............................     (7)   (5)     5         8         6
                                         -----  ----  -----  --------  --------
Net cash used in investing activities..   (508) (515)  (272)     (156)     (132)
                                         -----  ----  -----  --------  --------
Net cash transfers to Hewlett-Packard
 Company...............................   (373) (450)  (479)     (185)      (91)
                                         -----  ----  -----  --------  --------
Change in cash and cash equivalents....     --    --     --        --        --
Cash and cash equivalents at beginning
 of period.............................     --    --     --        --        --
                                         -----  ----  -----  --------  --------
Cash and cash equivalent at end of
 period................................  $  --  $ --  $  --  $     --  $     --
                                         =====  ====  =====  ========  ========


   The accompanying notes are an integral part of these financial statements.

                          AGILENT TECHNOLOGIES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Overview and Basis of Presentation

   On March 2, 1999, Hewlett-Packard Company (HP) announced a plan to create a separate company, subsequently named Agilent Technologies, Inc. (Agilent Technologies), comprised of HP's test and measurement, semiconductor products, healthcare solutions and chemical analysis businesses, related portions of Hewlett-Packard Laboratories and associated infrastructure. After completion of Agilent Technologies' initial public offering, HP will own at least 80.1% of Agilent Technologies' outstanding common stock. HP also announced its intention to distribute all of the shares of Agilent Technologies' common stock that HP owns to HP's stockholders by the middle of calendar year 2000 (the distribution date).

   Agilent Technologies was incorporated in Delaware in May 1999 as a wholly owned subsidiary of HP. Agilent Technologies authorized 125,000,000 shares of $.01 par value preferred stock, with no shares issued and outstanding, and 2,000,000,000 shares of $.01 par value common stock, with 10,000,000 shares issued and outstanding.

   HP and Agilent Technologies have entered into a Master Separation and Distribution Agreement (the separation agreement) under which HP will make an initial cash payment to Agilent Technologies on or about November 1, 1999 (the separation date), to fund working capital and other needs for the first few months of operation as a separate, stand-alone entity. Additionally, HP will transfer to Agilent Technologies, on or about the separation date, substantially all of the assets and liabilities associated with Agilent Technologies' businesses, except that HP will retain some of Agilent Technologies' assets and liabilities and will transfer to Agilent Technologies some of its assets and liabilities.

   The consolidated financial statements include the assets, liabilities, operating results and cash flows of Agilent Technologies and have been prepared using HP's historical bases in the assets and liabilities and the historical results of operations of Agilent Technologies. Changes in stockholder's net investment represent HP's transfer of its net investment in Agilent Technologies, after giving effect to the net earnings of Agilent Technologies plus net cash transfers to HP and other transfers from HP. Agilent Technologies will begin accumulating retained earnings on November 1, 1999.

   The consolidated financial statements include allocations of certain HP corporate expenses, including centralized research and development, legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other HP corporate and infrastructure costs. The expense allocations have been determined on bases that HP and Agilent Technologies considered to be a reasonable reflection of the utilization of services provided or the benefit received by Agilent Technologies. However, the financial information included herein may not reflect the consolidated financial position, operating results, changes in stockholder's net investment and cash flows of Agilent Technologies in the future or what they would have been had Agilent Technologies been a separate, stand-alone entity during the periods presented.

2. Summary of Significant Accounting Policies

   Principles of consolidation. The consolidated financial statements include the accounts of Agilent Technologies and its wholly- and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

   Use of estimates. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in Agilent Technologies' consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

                          AGILENT TECHNOLOGIES, INC.

   Interim financial information. The financial information as of April 30, 1999 and for the six months ended April 30, 1998 and 1999 is unaudited but includes all adjustments, consisting only of normal and recurring accruals, that management considers necessary for a fair presentation of its consolidated financial position, operating results and cash flows. Results for the six months ended April 30, 1999 are not necessarily indicative of results to be expected for the full fiscal year 1999 or for any future period.

   Revenue recognition. Revenue from product sales, net of trade discounts and allowances, is recognized at the time the product is shipped or upon installation and customer acceptance, if the acceptance criteria are substantive. Provisions are established for estimated costs that may be incurred for product warranties and post-sales support. Revenue from services is recognized over the contractual period or as services are rendered and accepted by the customer.

   Advertising. Advertising costs are expensed as incurred and amounted to $87 million in 1996, $98 million in 1997 and $94 million in 1998.

   Taxes on earnings. Agilent Technologies' operating results historically have been included in HP's consolidated U.S. and state income tax returns and in tax returns of certain HP foreign subsidiaries. The provision for income taxes in Agilent Technologies' consolidated financial statements has been determined on a separate-return basis. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

   Net earnings per share. In July 1999, Agilent Technologies issued 10,000,000 shares of common stock, all of which is owned by HP. Immediately prior to the offering, Agilent Technologies will effect a stock split or other
issuance of shares resulting in     common shares outstanding, at which time
historical net earnings per share will be presented. Subsequent to the
offering of    common shares, a total of     common shares will be
outstanding.

   Basic and diluted net earnings per share have been computed by dividing the
net earnings for each period presented by the     common shares. Unaudited pro
forma diluted net earnings per share has been computed by dividing the net
earnings for each period by the sum of the     common shares plus the
estimated number of dilutive stock options. The number of dilutive stock options was computed using the treasury stock method assuming an initial
public offering price of $    per share.

   It is currently unknown how many HP options held by Agilent Technologies employees will be assumed by Agilent Technologies. The estimated number of
dilutive stock options assumes that   % of the outstanding HP options held by
Agilent Technologies employees are assumed by Agilent Technologies. The actual number of HP options assumed by Agilent Technologies will not be determined until individual employees make an election to amend their Hewlett-Packard options in January 2000. See Note 9, "Employee Stock Plans," for a description of the election to be made by employees. Unaudited pro forma diluted net
earnings per share would be $    if   % of the outstanding HP options are
assumed and $    if   % of the outstanding HP options are assumed.

   Cash and cash equivalents. Historically, HP has managed cash and cash equivalents on a centralized basis. Cash receipts associated with Agilent Technologies' business have been transferred to HP on a daily basis and HP has funded Agilent Technologies' disbursements.

   Inventory. Inventory is valued at standard cost that approximates actual cost computed on a first-in, first-out basis, not in excess of market value.

   Property, plant and equipment. Property, plant and equipment are stated at cost. Additions, improvements and major renewals are capitalized. Maintenance, repairs and minor renewals are expensed as incurred.

                          AGILENT TECHNOLOGIES, INC.

Depreciation is provided using accelerated methods, principally over 15 to 40 years for buildings and improvements and 3 to 10 years for machinery and equipment. Depreciation of leasehold improvements is provided using the straight-line method over the life of the lease or the asset, whichever is shorter.

   Impairment of long-lived assets. Agilent Technologies continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets, including intangible assets, may not be recoverable. When such events or changes in circumstances are present, Agilent Technologies assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, Agilent Technologies recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

   Foreign currency translation. Agilent Technologies uses the U.S. dollar as its functional currency. Foreign currency assets and liabilities are remeasured into U.S. dollars at end-of-period exchange rates except for inventory, property, plant and equipment, other assets and deferred revenue, which are remeasured at historical exchange rates.

   Revenue and expenses are remeasured at average exchange rates in effect during each period, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in net earnings. Because Agilent Technologies' consolidated balance sheets include no cash or cash equivalents, foreign currency exchange rate fluctuations have had no material effect on Agilent Technologies' cash flows.

   Comprehensive earnings. Agilent Technologies has no material components of other comprehensive earnings and, accordingly, comprehensive earnings are the same as net earnings for all periods presented.

   Recent pronouncements. In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in the statement of financial position and measurement of those instruments at fair value. The statement is effective for fiscal years beginning after June 15, 2000. Agilent Technologies will adopt the standard no later than the first quarter of fiscal year 2001 and is in the process of determining the impact that adoption will have on its consolidated financial statements.

3. Acquisitions

   In March 1998, Agilent Technologies acquired all of the outstanding stock of Heartstream, Inc. for approximately 2.1 million shares of HP stock with a fair market value of approximately $134 million. Heartstream develops and markets automatic external defibrillators. During 1996, 1997, 1998 and the first six months of 1999, Agilent Technologies acquired several additional companies that were not significant to its financial position, results of operations or cash flows. All of these acquisitions were accounted for under the purchase method. Under the purchase method, the results of operations of the acquired companies were included prospectively from the date of acquisition and the acquisition cost was allocated to the acquired tangible and identifiable intangible assets and liabilities based on fair market values at the date of acquisition. Residual amounts were recorded as goodwill. In-process research and development write-offs have not been significant. Goodwill is amortized on a straight-line basis over its estimated economic life, generally three to five years. The net book value of goodwill associated with acquisitions was $56 million at October 31, 1997 and $126 million at October 31, 1998.

   Unaudited pro forma statement of earnings information has not been presented because the effects of these acquisitions were not material on either an individual or aggregated basis.

                          AGILENT TECHNOLOGIES, INC.

4. Financial Instruments

   Off-balance-sheet foreign exchange risk. HP enters into foreign exchange contracts, primarily forwards and purchased options, to hedge against exposures to changes in foreign currency exchange rates. At October 31, 1998, HP had entered into foreign exchange contracts in approximately 35 foreign currencies. These contracts are designated at inception to the related foreign currency exposures being hedged, which include committed and anticipated sales by subsidiaries and assets and liabilities that are denominated in currencies other than the U.S. dollar. To achieve hedge accounting, contracts must reduce the foreign currency exchange rate risk otherwise inherent in the amount and duration of the hedged exposures and comply with established HP risk management policies. Hedging contracts generally mature within six months.

   When hedging sales-related exposure, HP sets foreign exchange contract expirations so as to occur in the same month the hedged shipments occur, allowing realized gains and losses on the contracts to be recognized in net revenue in the same periods in which the related revenue is recognized. When hedging balance sheet exposure, HP recognizes realized gains and losses on foreign exchange contracts in other income and expense in the same period as the realized gains and losses on remeasurement of the foreign currency denominated assets and liabilities occur.

   Agilent Technologies' exposures to foreign currency exchange rate fluctuations have been netted with those of other HP businesses and hedged as described above on a combined basis. As of October 31, 1997 and 1998 and April 30, 1999, there were no specific contracts for Agilent Technologies' foreign exchange exposures. A portion of the gains and losses related to foreign exchange contracts has been allocated to Agilent Technologies based on the proportion of its foreign currency exposures to HP's total foreign currency exposures. The gains and losses are included in cash flows from operating activities in the consolidated statement of cash flows.

   Concentrations of credit risk. Agilent Technologies sells the majority of its products through its direct sales force. No single customer accounted for 10% or more of accounts receivable at October 31, 1997 and 1998. Credit risk with respect to accounts receivable is generally diversified due to the large number of entities comprising Agilent Technologies' customer base and their dispersion across many different industries and geographies. Agilent Technologies performs ongoing credit evaluations of its customers' financial condition, and requires collateral, such as letters of credit and bank guarantees, in certain circumstances.

   Fair value of financial instruments. The carrying values of Agilent Technologies' financial instruments, including accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short maturities. The estimated fair values may not be representative of actual values of the financial instruments that could have been realized as of the period end or that will be realized in the future.

5. Inventory

                                                        October 31,
                                                       -------------  April 30,
                                                        1997   1998     1999
                                                       ------ ------ -----------
                                                                     (unaudited)
                                                             (in millions)
   Finished goods..................................... $  477 $  617   $  585
   Purchased parts and fabricated assemblies..........    955    868      881
                                                       ------ ------   ------
                                                       $1,432 $1,485   $1,466
                                                       ====== ======   ======

                           AGILENT TECHNOLOGIES, INC

6. Property, Plant and Equipment

                                                                 October 31,
                                                               ----------------
                                                                1997     1998
                                                               -------  -------
                                                                (in millions)
   Land....................................................... $    96  $    93
   Buildings and leasehold improvements.......................   1,410    1,442
   Machinery and equipment....................................   1,950    1,997
                                                               -------  -------
                                                                 3,456    3,532
   Accumulated depreciation...................................  (1,833)  (2,051)
                                                               -------  -------
                                                               $ 1,623  $ 1,481
                                                               =======  =======

   Agilent Technologies leases certain of its products to customers under operating leases. Equipment on operating leases was $173 million at October 31, 1997 and $193 million at October 31, 1998 and is included in machinery and equipment. Accumulated depreciation on equipment on operating leases was $58 million at October 31, 1997 and $68 million at October 31, 1998. At October 31, 1998, minimum future rentals on noncancelable operating leases with original terms of one year or longer are $109 million in 1999, $42 million in 2000, $17 million in 2001, $7 million in 2002 and $1 million in 2003.

7. Taxes on Earnings

   The provision for income taxes is comprised of:

                                                                Years Ended
                                                                October 31,
                                                              -----------------
                                                              1996  1997  1998
                                                              ----  ----  -----
                                                               (in millions)
   U.S. federal taxes:
     Current................................................. $181  $236  $ 213
     Deferred................................................  (17)  (42)  (133)
   Non-U.S. taxes:
     Current.................................................  128    65     63
     Deferred................................................   11    17     (8)
   State taxes...............................................    9     4      4
                                                              ----  ----  -----
                                                              $312  $280  $ 139
                                                              ====  ====  =====

                          AGILENT TECHNOLOGIES, INC.

   The significant components of deferred tax assets, which required no valuation allowance, and deferred tax liabilities included on the balance sheet are:

                                                    October 31,
                                     -----------------------------------------
                                             1997                 1998
                                     -------------------- --------------------
                                     Deferred  Deferred   Deferred  Deferred
                                       Tax        Tax       Tax        Tax
                                      Assets  Liabilities  Assets  Liabilities
                                     -------- ----------- -------- -----------
                                                   (in millions)
   Inventory........................   $ 89      $  4       $ 96      $  3
   Property, plant and equipment....     22        18         13        15
   Warranty.........................     18       --          29       --
   Retiree medical benefits.........     90       --          89       --
   Other retirement benefits........    --         42        --         40
   Employee benefits, other than
    retirement......................     92         4        126        16
   Intracompany sales...............    --        --          77       --
   Unremitted earnings of foreign
    subsidiaries....................    --         68        --         89
   Other............................     76        78         65        19
                                       ----      ----       ----      ----
                                       $387      $214       $495      $182
                                       ====      ====       ====      ====

   The current portion of the deferred tax asset is $134 million at October 31, 1997 and $260 million at October 31, 1998 and is included in other current assets.

   The differences between the U.S. federal statutory income tax rate and Agilent Technologies' effective tax rate are:

                                                                Years Ended
                                                                October 31,
                                                               ----------------
                                                               1996  1997  1998
                                                               ----  ----  ----
   U.S. federal statutory income tax rate..................... 35.0% 35.0% 35.0%
   State income taxes, net of federal tax benefit.............  1.0   0.5   0.9
   Lower rates in other jurisdictions, net.................... (1.4) (2.2) (1.4)
   Other, net.................................................  1.9   0.7   0.5
                                                               ----  ----  ----
                                                               36.5% 34.0% 35.0%
                                                               ====  ====  ====

   The domestic and foreign components of earnings before taxes are:

                                                                   Years Ended
                                                                   October 31,
                                                                  --------------
                                                                  1996 1997 1998
                                                                  ---- ---- ----
                                                                  (in millions)
   U.S. operations............................................... $443 $543 $224
   Non-U.S operations............................................  411  280  172
                                                                  ---- ---- ----
                                                                  $854 $823 $396
                                                                  ==== ==== ====

   As a result of certain employment and capital investment actions undertaken by Agilent Technologies, income from manufacturing activities in certain countries is subject to reduced tax rates, and in some cases is wholly exempt from taxes, for years through 2007. The income tax benefits attributable to the tax status of these subsidiaries are estimated to be $44 million in 1996, $46 million in 1997 and $40 million in 1998.

                          AGILENT TECHNOLOGIES, INC.

   Agilent Technologies has not provided for U.S. federal income and foreign withholding taxes on $791 million of non-U.S. subsidiaries' undistributed earnings as of October 31, 1998 because these earnings are intended to be reinvested indefinitely. Where excess cash has accumulated in Agilent Technologies' non-U.S. subsidiaries and it is advantageous for tax or foreign exchange reasons, subsidiary earnings are remitted.

   See Note 11, "Transactions with Hewlett-Packard," for a description of the Tax Sharing Agreement between Agilent Technologies and HP.

8. Restructuring

   During 1998, management committed to transfer the production of eight-inch semiconductor wafers to a third-party contractor. Management also undertook employee reductions through voluntary severance programs related to this transfer, as well as actions related to other businesses. Approximately 1,650 employees accepted the voluntary severance incentive packages by the October 31, 1998 deadline. Agilent Technologies recorded pre-tax charges of approximately $163 million related to these restructuring actions. Of this amount, $138 million was included in cost of products, $7 million was included in research and development expense and $18 million was included in selling, general and administrative expense in the 1998 consolidated statement of earnings. The restructuring costs included approximately $78 million related to employee severance under the voluntary severance incentive plans and $85 million related to non-cash asset impairments, primarily machinery and equipment, resulting from the restructuring actions taken by management. In the six months ended April 30, 1999, approximately $65 million of employee severance costs were paid. The remaining severance costs of $13 million are expected to be paid by October 31, 1999.

9. Employee Stock Plans

   Employee Stock Purchase Plan. Eligible Agilent Technologies employees have generally been able to contribute up to 10 percent of their base compensation to the quarterly purchase of shares of HP's common stock under the HP Stock Purchase Plan. Under this plan, employee contributions to purchase shares are partially matched with shares contributed by HP. These matching shares generally vest over two years. Agilent Technologies and HP have not yet determined the treatment of unvested shares held by Agilent Technologies employees on the distribution date. Compensation expense, measured using the fair market value of HP shares on the date of purchase by HP, is recognized over the two-year vesting period. The allocated portion of compensation expense attributable to Agilent Technologies employees was $24 million in 1996, $32 million in 1997 and $33 million in 1998.

   Incentive compensation plans. Eligible Agilent Technologies employees participate in HP's four principal stock option plans, which were adopted in 1979, 1985, 1990 and 1995. Options are generally granted as non-qualified options although all plans permit the granting of options that qualify as "Incentive Stock Options" under the Internal Revenue Code. The exercise price of a stock option is generally equal to the fair market value of HP's common stock on the date the option is granted and its term is generally ten years. Under the 1990 and 1995 Incentive Stock Plans, HP's Compensation Committee, in certain cases, may choose to establish a discounted exercise price at no less than 75 percent of fair market value on the grant date. The allocated portion of stock compensation expense related to Agilent Technologies employees' discounted options was not material in 1996, 1997 and 1998. Options, other than discounted options, generally vest at a rate of 25 percent per year over a period of four years from the date of grant. Discounted options generally vest fully on the third or fifth anniversary of the date of grant.

   Under the existing terms of the stock option plans, substantially all HP options held by Agilent Technologies employees on the distribution date will be fully vested, and if not exercised, will expire in three months.

                          AGILENT TECHNOLOGIES, INC.

Alternatively, Agilent Technologies employees may elect to amend their HP options to waive the vesting acceleration and have the resulting options assumed by Agilent Technologies. This election will be made in January 2000. The conversion of HP options into Agilent Technologies options will be done in such a manner that (1) the aggregate intrinsic value of the options immediately before and after the exchange are the same, (2) the ratio of the exercise price per option to the market value per option is not reduced, and
(3) the vesting provisions and option period of the replacement Agilent Technologies options are the same as the original vesting terms and option period of the HP options. It is currently unknown how many HP options held by Agilent Technologies employees will be converted into Agilent Technologies options.

   Under the HP 1985 Incentive Compensation Plan and the 1990 and 1995 Incentive Stock Plans, certain key employees may be granted cash or restricted stock awards. The majority of the shares of restricted stock outstanding at October 31, 1998 are subject to forfeiture if employment terminates prior to three years from the date of grant. During the restricted period, ownership of the shares cannot be transferred. Restricted stock has the same cash dividend and voting rights as other common stock and is considered to be currently issued and outstanding. The cost of the awards, determined to be the fair market value of the shares at the date of grant, is expensed ratably over the period the restrictions lapse. This expense was not material in 1996, 1997 or 1998. Restricted shares held by Agilent Technologies employees will be forfeited on or before the distribution date. Agilent Technologies employees who forfeit HP restricted shares may elect to receive either replacement options to purchase Agilent Technologies stock granted on the effective date of the initial public offering at an exercise price equal to the initial public offering price or replacement Agilent Technologies restricted shares granted on or before the distribution date, in either case with the same vesting as before. Agilent Technologies employees will be required to make their election in October 1999.

   Pro forma information. Agilent Technologies applies the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for stock options granted to Agilent Technologies employees. Accordingly, compensation expense is recognized only when options are granted with a discounted exercise price. Any compensation expense is recognized ratably over the associated service period, which is generally the option vesting term.

   Pro forma net earnings and earning per share information, as required by SFAS No. 123, "Accounting for Stock-Based Compensation," has been determined as if HP had accounted for employee stock options granted to Agilent Technologies employees under SFAS No. 123's fair value method. The fair value of these options was estimated at grant date using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 6.29 percent in 1996, 6.21 percent in 1997 and 5.38 percent in 1998; dividend yield of 1.0 percent in all years; expected option life of 6 years for 1996 and 1997 and 7 years for 1998; and volatility of 30 percent in all years.

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the four-year average vesting period of the options. The pro forma effect of recognizing compensation expense in accordance with SFAS No. 123 would have been to reduce Agilent Technologies' reported net earnings by $5 million in 1996, $11 million in 1997 and $20 million in 1998. Had compensation expense been recorded by Agilent Technologies in accordance with SFAS No. 123, the effect would be to reduce
unaudited pro forma diluted net earnings per share to $    in 1998. These pro
forma amounts include amortized fair values attributable to options granted after October 31, 1995 only, and therefore are not representative of future pro forma amounts.

10. Retirement Plans and Retiree Medical Benefits

   At the date of distribution by HP of its investment in Agilent Technologies to the stockholders of HP, Agilent Technologies will assume responsibility for pension, deferred profit sharing and other post-employment

                          AGILENT TECHNOLOGIES, INC.

benefits for current and former employees whose last work assignment prior to the distribution was with Agilent Technologies. These current and former employees are collectively referred to as "Agilent Technologies Employees." Until the distribution date, the expense for these programs associated with Agilent Technologies Employees will be allocated to Agilent Technologies.

   Pension and deferred profit-sharing plans. Substantially all Agilent Technologies employees are covered under various HP retirement plans. Worldwide retirement costs were $100 million in 1996, $115 million in 1997 and $123 million in 1998.

   U.S. employees who meet eligibility criteria are provided benefits under HP's Retirement Plan. Defined benefits are generally based on an employee's average pay and length of service. For eligible service through October 31, 1993, the benefit payable under the defined benefit plan is reduced by any amounts due to the eligible employee under HP's fixed and frozen deferred profit-sharing plan (DPSP), which has been closed to new participants.

   The combined status of the Retirement Plan and DPSP allocated to Agilent Technologies follows.

                                                                   October 31,
                                                                  -------------
                                                                   1997   1998
                                                                  ------ ------
                                                                  (in millions)
   Fair value of plan assets..................................... $1,215 $1,356
   Retirement benefit obligation................................. $1,231 $1,423

   Eligible employees outside the U.S. generally receive retirement benefits under various retirement plans based upon factors such as years of service and compensation levels. Eligibility is generally determined in accordance with local statutory requirements.

   Retiree medical plan. In addition to receiving pension benefits, Agilent Technologies Employees may participate in HP's medical plan which provides medical benefits to U.S. retired employees. Substantially all of Agilent Technologies' current U.S. employees could become eligible for these benefits, and the existing benefit obligation relates primarily to those employees. Once participating in the plan, retirees may choose from managed-care and indemnity options, with their contributions dependent on options chosen and length of service.

   401(k) Plan. Agilent Technologies' U.S. eligible employees may participate in HP's 401(k) plan, the Tax Savings Capital Accumulation Plan (TAXCAP), which was established as a supplemental retirement program. Beginning February 1, 1998, enrollment in the TAXCAP became automatic for employees who met eligibility requirements unless they declined participation. Under the TAXCAP program, HP matches contributions by employees up to a maximum of 4 percent of an eligible employee's annual compensation. The maximum combined contribution to the Employee Stock Purchase Plan and TAXCAP is 25 percent of an employee's annual eligible compensation subject to certain regulatory and plan limitations. Agilent Technologies' expense related to TAXCAP was $36 million in 1996, $40 million in 1997 and $47 million in 1998.

   Upon the distribution, Agilent Technologies will establish separate defined benefit pension, deferred profit-sharing, retiree medical and 401(k) plans for its current and former employees. An allocable share of the defined benefit plan assets will be transferred from the HP pension trust in each country to a newly established Agilent Technologies pension trust. Subject to local law, it is anticipated that the share of assets allocated to Agilent Technologies will be in the same proportion as the projected benefit obligation of Agilent Technologies Employees to the total projected benefit obligation of HP. The deferred profit sharing plan assets attributable to Agilent Technologies will also be transferred to Agilent Technologies. Included in the consolidated

                          AGILENT TECHNOLOGIES, INC.

balance sheet as of October 31, 1997 and 1998 are estimates of the assets and pension obligations to be transferred to Agilent Technologies. Actual amounts to be transferred will be measured at the distribution, using the same methodology, and will likely be different from these estimates.

   The tables below set forth the estimated net periodic cost and funded status of the HP pension and retiree medical plans allocable to Agilent Technologies based on the allocation methodology described above, as well as the actuarial assumptions on which those amounts are based.

   Net periodic cost. For the years ended October 31, 1996, 1997 and 1998, net pension and retiree medical costs allocated to Agilent Technologies are comprised of:

                                        Pensions
                             -----------------------------------   U.S. Retiree
                               U.S. Plan       Non-U.S. Plans      Medical Plan
                             ----------------  -----------------  ----------------
                             1996  1997  1998  1996  1997   1998  1996  1997  1998
                             ----  ----  ----  ----  -----  ----  ----  ----  ----
                                             (in millions)
   Service cost--benefits
    earned during the
    period.................  $ 50  $ 58  $ 69  $ 30  $  36  $ 40  $  8  $  9  $ 10
   Interest cost on benefit
    obligation.............    10    15    20    28     30    33    12    13    13
   Actual return on plan
    assets.................   (22)  (39)  (32)  (43)  (121)  (89)  (21)  (31)  (21)
   Net amortization and
    deferral...............     9    21     6    12     83    38     5    11    (2)
                             ----  ----  ----  ----  -----  ----  ----  ----  ----
   Net plan costs..........  $ 47  $ 55  $ 63  $ 27  $  28  $ 22  $  4  $  2  $ --
                             ====  ====  ====  ====  =====  ====  ====  ====  ====

   Funded status. As of October 31, 1997 and 1998, the estimated funded status of the defined benefit and retiree medical plans allocated to Agilent Technologies is:

                            U.S. Defined    Non-U.S. Defined    U.S. Retiree
                            Benefit Plan      Benefit Plans     Medical Plan
                            --------------  ------------------  --------------
                             1997    1998     1997      1998     1997    1998
                            ------  ------  --------  --------  ------  ------
                                            (in millions)
   Fair value of plan
    assets................. $  269  $  343  $    578  $    705  $  168  $  189
   Benefit obligation......   (292)   (420)     (545)     (750)   (179)   (204)
                            ------  ------  --------  --------  ------  ------
   Plan assets in excess
    (less than) benefit
    obligation.............    (23)    (77)       33       (45)    (11)    (15)
   Unrecognized net
    experience (gain)
    loss...................     (9)     28       (29)       50    (101)    (96)
   Unrecognized prior
    service cost (benefit)
    related to plan
    changes................     16      14        14        13     (57)    (54)
   Unrecognized net
    transition asset*......     (9)     (5)       (1)       (1)     --      --
                            ------  ------  --------  --------  ------  ------
   Prepaid (accrued)
    costs.................. $  (25) $  (40) $     17  $     17  $ (169) $ (165)
                            ======  ======  ========  ========  ======  ======
   Vested benefit
    obligation............. $ (120) $ (186) $   (407) $   (567)
                            ======  ======  ========  ========
   Accumulated benefit
    obligation............. $ (120) $ (186) $   (421) $   (587)
                            ======  ======  ========  ========

--------
*Amortized over 15 years for the U.S. plan and over periods ranging from 12 to 20 years for the foreign plans.

   Plan assets consist primarily of listed stocks and bonds. These costs are funded to the extent they are tax-deductible.

                          AGILENT TECHNOLOGIES, INC.

   Assumptions. The assumptions used to measure the benefit obligations and to compute the expected long-term return on assets for Agilent Technologies' defined benefit and retiree medical plans are:

                                                         Years Ended
                                                         October 31,
                                                  ---------------------------
                                                    1996     1997      1998
                                                  --------  -------  --------
   U.S. defined benefit plan:
     Discount rate...............................      7.5%     7.0%      6.5%
     Average increase in compensation levels.....      5.5%     5.5%      5.0%
     Expected long-term return on assets.........      9.0%     9.0%      9.0%
   Non-U.S. defined benefit plans:
     Discount rate...............................  4.0-8.5% 3.5-8.0%  3.0-6.5%
     Average increase in compensation levels.....  3.5-6.5% 3.5-5.5% 3.75-5.0%
     Expected long-term return on assets......... 5.8-10.0% 6.0-9.0%  6.5-8.5%
   U.S. retiree medical plan:
     Discount rate...............................      7.5%     7.0%      6.5%
     Expected long-term return on assets.........      9.0%     9.0%      9.0%
     Current medical cost trend rate.............     10.0%     9.6%     8.65%
     Ultimate medical cost trend rate............      6.0%     6.0%      5.5%
     Medical cost trend rate decreases to
      ultimate rate in year......................     2007     2007      2007
     Effect of a 1% increase in the medical cost
      trend rate (in millions):
       Increase in benefit obligation............      $33      $37       $43
       Increase in the annual retiree medical
        cost.....................................        5        6         6

11. Transactions with Hewlett-Packard

   Agilent Technologies' revenue from sales of products to HP was $684 million in 1996, $640 million in 1997, $696 million in 1998, $348 million (unaudited) for the six months ended April 30, 1998 and $378 million (unaudited) for the six months ended April 30, 1999.

   Agilent Technologies has purchased products from HP, at a price that management believes approximates the price an unrelated third party would pay, for inclusion in its products sold to third parties. These purchases from HP totaled $91 million in 1996, $99 million in 1997, $86 million in 1998, $43 million (unaudited) for the six months ended April 30, 1998 and $27 million (unaudited) for the six months ended April 30, 1999. Agilent Technologies also purchases products from HP at cost for internal use. Purchases at cost were $59 million in 1996, $63 million in 1997 and $65 million in 1998, $32 million (unaudited) for the six months ended April 30, 1998 and $34 million (unaudited) for the six months ended April 30, 1999.

   Agilent Technologies' costs and expenses include allocations from HP for centralized research and development, legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other HP corporate and infrastructure costs. These allocations have been determined on bases that HP and Agilent Technologies considered to be a reasonable reflection of the utilization of services provided or the benefit received by Agilent Technologies. The allocation methods include relative sales, headcount, square footage, transaction processing costs, adjusted operating expenses and others. Allocated costs included in the accompanying consolidated statement of earnings follow.

                          AGILENT TECHNOLOGIES, INC.

                                                             Six Months Ended
                                     Years Ended October 31,     April 30,
                                     ----------------------- -----------------
                                      1996    1997    1998     1998     1999
                                     ------- ------- ------- -------- --------
                                                                (unaudited)
                                                   (in millions)
   Costs of products and services... $   139 $   152 $   197 $     99 $     96
   Research and development.........     128     140     143       71       71
   Selling, general and
    administrative..................     391     430     440      220      212

   For purposes of governing certain of the ongoing relationships between Agilent Technologies and HP at and after the separation and to provide for an orderly transition, Agilent Technologies and HP have entered or will enter into various agreements. A brief description of each of the agreements follows.

   Master Separation and Distribution Agreement. The separation agreement contains the key provisions relating to the separation, Agilent Technologies' initial funding, initial public offering and the distribution. The agreement lists the documents and items that the parties must deliver in order to accomplish the transfer of assets and liabilities from HP to Agilent Technologies, effective on the separation date. The agreement also contains conditions that must occur prior to the initial public offering and the distribution. The parties also entered into ongoing covenants that survive the transactions, including covenants to establish interim service level agreements, exchange information, notify each other of changes in their accounting principles and resolve disputes in particular ways.

   General Assignment and Assumption Agreement. The General Assignment and Assumption Agreement identifies the assets that HP will transfer to Agilent Technologies and the liabilities that Agilent Technologies will assume from HP in the separation. In general, the assets that will be transferred and the liabilities that will be assumed are those that appear on the consolidated balance sheet, after adjustment for certain assets and liabilities that will be retained by HP and for activity that occurs between the balance sheet date and the separation date.

   Indemnification and Insurance Matters Agreement. Effective as of the separation date, Agilent Technologies and HP will each release the other from any liabilities arising from events occurring on or before the separation date. The agreement also contains provisions governing indemnification. In general, Agilent Technologies and HP will each indemnify the other from all liabilities arising from its business, any of its liabilities, any of its contracts or a breach of the separation agreement. In addition, HP and Agilent Technologies will each indemnify the other against liability for specified environmental matters. Agilent Technologies will reimburse HP for the cost of any insurance coverage from the separation date to the distribution date.

   Employee Matters Agreement. The Employee Matters Agreement outlines how HP and Agilent Technologies plan to allocate responsibility for, and liability related to the employment of those employees of HP who will become Agilent Technologies employees. The agreement also contains provisions describing Agilent Technologies' benefit and equity plans. On or before the distribution date, Agilent Technologies expects to establish employee benefit plans comparable to those of HP for its active, inactive and former employees. However, in certain cases, certain of its employees will continue to participate in the HP benefit plans. The transfer to Agilent Technologies of employees at certain of HP's international operations, and of certain pension and employee benefit plans, may not take place until Agilent Technologies receives consents or approvals or has satisfied other applicable requirements.

   Tax Sharing Agreement. The tax sharing agreement provides for HP's and Agilent Technologies' obligations concerning various tax liabilities. The tax sharing agreement provides that HP generally will pay, and indemnify Agilent Technologies if necessary, with respect to all federal, state, local and foreign taxes relating to Agilent Technologies' business for any taxable period ending prior to this offering. In addition, the tax sharing agreement provides that HP and Agilent Technologies will make payments between them such that the amount

                          AGILENT TECHNOLOGIES, INC.

of taxes to be paid by HP and Agilent Technologies will be determined, subject to specified adjustments, as if HP and Agilent Technologies and each of their subsidiaries included in HP's consolidated tax returns had filed their own consolidated, combined or unitary tax return.

   The tax sharing agreement allocates responsibility for various taxes arising from restructurings related to the spinoff between HP and Agilent Technologies. In addition, Agilent Technologies will bear 18% of unanticipated taxes related to the distribution where neither party is at fault.

   In addition, the tax sharing agreement provides that Agilent Technologies will indemnify HP for any taxes arising out of the failure of the distribution or certain of the transactions related to it to qualify as tax free as a result of actions taken, or the failure to take required actions, by Agilent Technologies. Specifically, Agilent Technologies is required under the tax sharing agreement to comply with the representations made to the Internal Revenue Service, or the IRS, in connection with the private letter ruling that has been issued to HP from the IRS regarding the tax-free nature of the distribution of Agilent Technologies' stock by HP to HP's stockholders.

   The tax sharing agreement further provides for cooperation with respect to certain tax matters, the exchange of information and the retention of records which may affect the income tax liability of either party. Disputes arising between HP and Agilent Technologies relating to matters covered by the tax sharing agreement are subject to resolution through specific dispute resolution provisions.

   Real Estate Matters Agreement. The Real Estate Matters Agreement addresses real estate matters relating to the HP leased and owned properties that HP will transfer to or share with Agilent Technologies. The agreement describes the manner in which HP will transfer to or share with Agilent Technologies various leased and owned properties. The Real Estate Matters Agreement provides that Agilent Technologies will be required to accept the transfer of all sites allocated to Agilent Technologies, even if a site has been damaged by a casualty before the separation date. The Real Estate Matters Agreement also provides that all costs required to effect the transfers, including landlord consent fees, landlord attorneys' fees, title insurance fees and transfer taxes, will be paid by HP.

   Master IT Service Level Agreement. The Master IT Service Level Agreement governs the provision of information technology services by HP and Agilent Technologies to each other, on an interim basis, until November 1, 2001, unless extended for specific services or otherwise indicated in the agreement. The services include data processing and telecommunications services, such as voice telecommunications and data transmission, and corporate support services, including accounting, financial management, tax, payroll, stockholder and public relations, legal, human resources administration, procurement, real estate management and other administrative functions. Specified charges for such services are generally intended to allow the providing company to recover the direct and indirect costs of providing the services, plus 5% until November 1, 2001 and such costs plus 10% thereafter. The Master IT Service Level Agreement also will cover the provision of certain additional information technology services identified from time to time after the separation date that were inadvertently or unintentionally omitted from the specified services, or that are essential to effectuate an orderly transition under the separation agreement, so long as the provision of such services would not significantly disrupt the providing company's operations or significantly increase the scope of the agreement.

   In addition, the Master IT Service Level Agreement will provide for the replication of some computer systems, including hardware, software, data storage or maintenance and support components. Generally, the party needing the replicated system will bear the costs and expenses of replication. Generally, the party purchasing new hardware or licensing new software will bear the costs and expenses of purchasing the new hardware or obtaining the new software licenses.

                          AGILENT TECHNOLOGIES, INC.

   Intellectual Property Agreements. The Master Technology Ownership and License Agreement, the Master Patent Ownership and License Agreement, the Master Trademark Ownership and License Agreement and the ICBD Technology Ownership and License Agreement together are referred to as the Intellectual Property Agreements. Under the Intellectual Property Agreements, HP will transfer to Agilent Technologies its rights in specified patents, specified trademarks and other intellectual property related to Agilent Technologies' current business and research and development efforts. HP and Agilent Technologies will each be licensed under the other's patents issued on patent applications with effective filing dates before November 1, 2004, subject to field restrictions. HP and Agilent Technologies will also be licensed to use technology that has been disclosed to such licensed company or that is in the licensed company's possession as of the separation date, with certain limitations. The agreements include certain rights to sublicense for both parties. Agilent Technologies will be licensed to use some Hewlett-Packard trademarks, and this license is royalty-bearing after five years.

   Environmental Matters Agreement. Hewlett-Packard has agreed to retain and indemnify Agilent Technologies for liabilities associated with properties transferred to Agilent Technologies which are undergoing environmental investigation and remediation and for which Hewlett-Packard has accrued a reserve. The purpose of the Environmental Matters Agreement is to address, in a general way, HP's and Agilent Technologies' rights and obligations with respect to that investigation and remediation.

12. Commitments

   Agilent Technologies leases certain real and personal property from unrelated third parties under noncancelable operating leases. Future minimum lease payments under these leases at October 31, 1998 were $36 million for 1999, $26 million for 2000, $17 million for 2001, $11 million for 2002, $8 million for 2003 and $36 million thereafter. Certain leases require Agilent Technologies to pay property taxes, insurance and routine maintenance, and include escalation clauses. Rent expense was $87 million in 1996, $92 million in 1997 and $111 million in 1998.

   Beginning in November 1999, Agilent Technologies will lease or sublease some of its facilities from HP at amounts that are yet to be determined. See
Note 11, "Transactions with Hewlett-Packard."

13. Contingencies

   Agilent Technologies is involved in lawsuits, claims, investigations and proceedings, including patent, commercial and environmental matters, which arise in the ordinary course of business. There are no such matters pending that Agilent Technologies expects to be material in relation to its business, consolidated financial condition, results of operations or cash flows. See
Note 11, "Transactions with Hewlett-Packard," for a discussion of Agilent Technologies' indemnification agreement with HP.

14. Segment Information

   Description of segments. Agilent Technologies is a diversified technology company that provides enabling solutions to high growth markets within the communications, electronics, life sciences and healthcare industries. Agilent Technologies designs and manufactures test, measurement and monitoring instruments, systems and solutions and semiconductors and optical components.

   Agilent Technologies' organizes its business operations into four major groups--test and measurement, semiconductor products, healthcare solutions and chemical analysis, each of which comprises a reportable segment. The segments were determined based primarily on how management views and evaluates Agilent Technologies' operations. Other factors, including customer base, homogeneity of products, technology and delivery channels, were also considered in determining Agilent Technologies' reportable segments. Agilent Technologies measures segment performance based on earnings from operations.

                          AGILENT TECHNOLOGIES, INC.

   Agilent Technologies includes the following businesses:

  . test and measurement, which provides test instruments, standard and customized test, measurement and monitoring systems for the design, manufacture and support of electronic and communication devices, and software for the design of high-frequency electronic and communication devices. The test and measurement business includes operating segments that have been aggregated based on the similarity of the nature of their products and services, their production processes, their class of customers, their distribution methods and their economic characteristics;

  . semiconductor products, which provides fiber optic communications devices and assemblies, integrated circuits for wireless applications, application-specific integrated circuits, optoelectronics and image sensors;

  . healthcare solutions, which provides patient monitoring, ultrasound imaging and cardiology products and systems; and

  . chemical analysis, which provides analytical instruments, systems and services for chromatography, spectroscopy and bio-instrumentation.

   Segment revenue and profit. The accounting policies used to derive reportable segment results are generally the same as those described in Note 2, "Summary of Significant Accounting Policies." Internal revenue and earnings from operations include transactions between segments that are intended to reflect an arm's length transfer at the best price available for comparable external customers.

   A significant portion of the segments' expenses arise from shared services and infrastructure that HP has historically provided to the segments in order to realize economies of scale and to efficiently use resources. These expenses include costs of centralized research and development, legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other HP corporate and infrastructure costs. These allocations have been determined on bases that HP and Agilent Technologies considered to be a reasonable reflection of the utilization of services provided to or benefits received by the segments. A different result could be arrived at for any segment if costs were specifically identified to each segment.

   The following tables reflect the results of Agilent Technologies' reportable segments under Agilent Technologies management system. These results are not necessarily a depiction that is in conformity with generally accepted accounting principles. The performance of each segment is measured based on several metrics, including earnings from operations. These results are used, in part, by management, in evaluating the performance of, and in allocating resources to, each of the segments.

                           AGILENT TECHNOLOGIES, INC.

                           Test and   Semiconductor Healthcare Chemical  Total
                          Measurement   Products    Solutions  Analysis Segments
                          ----------- ------------- ---------- -------- --------
                                              (in millions)
Year ended October 31,
 1996:
External revenue........    $3,823       $1,470       $1,244     $842    $7,379
Internal revenue........        --           30           --       --        30
                            ------       ------       ------     ----    ------
Total net revenue.......    $3,823       $1,500       $1,244     $842    $7,409
                            ======       ======       ======     ====    ======
Depreciation and amorti-
 zation expense.........    $  110       $  181       $   21     $ 13    $  325
                            ======       ======       ======     ====    ======
Earnings from opera-
 tions..................    $  606       $  125       $  106     $ 38    $  875
                            ======       ======       ======     ====    ======
Year ended October 31,
 1997:
External revenue........    $4,203       $1,479       $1,208     $895    $7,785
Internal revenue........        --           27           --        1        28
                            ------       ------       ------     ----    ------
Total net revenue.......    $4,203       $1,506       $1,208     $896    $7,813
                            ======       ======       ======     ====    ======
Depreciation and amorti-
 zation expense.........    $  107       $  177       $   16     $ 13    $  313
                            ======       ======       ======     ====    ======
Earnings from opera-
 tions..................    $  674       $   57       $   30     $ 77    $  838
                            ======       ======       ======     ====    ======
Year ended October 31,
 1998:
External revenue........    $4,100       $1,574       $1,340     $938    $7,952
Internal revenue........        --           39           --       --        39
                            ------       ------       ------     ----    ------
Total net revenue.......    $4,100       $1,613       $1,340     $938    $7,991
                            ======       ======       ======     ====    ======
Depreciation and amorti-
 zation expense.........    $  133       $  205       $   28     $ 15    $  381
                            ======       ======       ======     ====    ======
Earnings (loss) from op-
 erations...............    $  348       $ (106)      $   62     $ 75    $  379
                            ======       ======       ======     ====    ======
Six months ended April
 30, 1998 (unaudited):
External revenue........    $2,149       $  795       $  676     $470    $4,090
Internal revenue........        --           19           --       --        19
                            ------       ------       ------     ----    ------
Total net revenue.......    $2,149       $  814       $  676     $470    $4,109
                            ======       ======       ======     ====    ======
Depreciation and amorti-
 zation expense.........    $   58       $   90       $    9     $  7    $  164
                            ======       ======       ======     ====    ======
Earnings from opera-
 tions..................    $  278       $   20       $   56     $ 46    $  400
                            ======       ======       ======     ====    ======
Six months ended April
 30, 1999 (unaudited):
External revenue........    $1,853       $  773       $  671     $499    $3,796
Internal revenue........         2           12           --       --        14
                            ------       ------       ------     ----    ------
Total net revenue.......    $1,855       $  785       $  671     $499    $3,810
                            ======       ======       ======     ====    ======
Depreciation and amorti-
 zation expense.........    $   68       $   85       $   18     $  9    $  180
                            ======       ======       ======     ====    ======
Earnings from opera-
 tions..................    $  149       $   64       $   45     $ 64    $  322
                            ======       ======       ======     ====    ======

                          AGILENT TECHNOLOGIES, INC.

   Reconciliations to Agilent Technologies, as reported.

                                                            Six Months Ended
                                 Years Ended October 31,        April 30,
                                 -------------------------  ------------------
                                  1996     1997     1998      1998      1999
                                 -------  -------  -------  --------  --------
                                                               (unaudited)
                                               (in millions)
   Net revenue:
     Total reportable
      segments.................  $ 7,409  $ 7,813  $ 7,991  $  4,109  $  3,810
     Elimination of internal
      revenue..................      (30)     (28)     (39)      (19)      (14)
                                 -------  -------  -------  --------  --------
       Total net revenue, as
        reported...............  $ 7,379  $ 7,785  $ 7,952  $  4,090  $  3,796
                                 =======  =======  =======  ========  ========
   Earnings before taxes:
     Total reportable segments'
      earnings from
      operations...............  $   875  $   838  $   379  $    400  $    322
     Corporate and
      unallocated..............       --       32       63         3        19
     Other income (expense),
      net......................      (21)     (47)     (46)      (13)       15
                                 -------  -------  -------  --------  --------
       Total earnings before
        taxes, as reported.....  $   854  $   823  $   396  $    390  $    356
                                 =======  =======  =======  ========  ========
   Depreciation and
    amortization expense:
     Total reportable
      segments.................  $   325  $   313  $   381  $    164  $    180
     Corporate and
      unallocated..............       76       96       96        48        55
                                 -------  -------  -------  --------  --------
       Total depreciation and
        amortization expense,
        as reported............  $   401  $   409  $   477  $    212  $    235
                                 =======  =======  =======  ========  ========

   Corporate and unallocated primarily relates to employee related benefit programs. The expenses for these programs are recorded by the segments at a pre-determined rate and are adjusted at the corporate level to reflect the actual rate. This adjustment is not allocated to the segments. Corporate and unallocated also includes certain unallocated goodwill amortization.

   Major customers. No single customer represents 10% or more of Agilent Technologies' total net revenue.

   Segment assets and other items. Segment assets directly managed by the segment primarily consist of accounts receivable, inventory, property, plant and equipment and certain other current and non-current assets. In some cases, several segments may occupy the same location and therefore will share a common building and certain machinery and equipment. In these cases, there will not be a precise correlation between a segment's earnings from operations and the segment's assets. Capital expenditures for each segment also reflect the asset assignment by segment.

   Corporate-held assets not allocated to the segments include property, plant and equipment assigned to corporate functions, equity investments managed at the corporate level, deferred tax assets and other current and non-current assets managed at the corporate level.

   The investment in equity method investees totals disclosed for each segment represent equity investments directly managed by the segment.

                           AGILENT TECHNOLOGIES, INC.

                          Test and   Semiconductor Healthcare Chemical  Total
                         Measurement   Products    Solutions  Analysis Segments
                         ----------- ------------- ---------- -------- --------
                                             (in millions)
As of October 31, 1996:
Assets..................   $2,214       $1,173        $763      $455    $4,605
Capital expenditures,
 year-to-date...........      146          326          17        13       502
Investment in equity-
 method investees.......       15           --          --        --        15
As of October 31, 1997:
Assets..................   $2,305       $1,273        $793      $469    $4,840
Capital expenditures,
 year-to-date...........      147          316          13        17       493
Investment in equity-
 method investees.......       14            4          --        --        18

As of October 31, 1998:
Assets..................   $2,188       $1,134        $847      $517    $4,686
Capital expenditures,
 year-to-date...........      155          162          22         8       347
Investment in equity-
 method investees.......       11           19          --        --        30

As of April 30, 1999
 (unaudited):
Assets..................   $2,234       $  935        $907      $511    $4,587
Capital expenditures,
 year-to-date...........       75           49           7         3       134
Investment in equity-
 method investees.......       11           16          --        --        27

Reconciliations to Agilent Technologies, as reported.

                                                    October 31,
                                                --------------------  April 30,
                                                 1996   1997   1998     1999
                                                ------ ------ ------ -----------
                                                                     (unaudited)
                                                         (in millions)
Assets:
 Total reportable segments..................... $4,605 $4,840 $4,686   $4,587
 Unallocated corporate assets..................    115    166    301      434
                                                ------ ------ ------   ------
 Total assets, as reported..................... $4,720 $5,006 $4,987   $5,021
                                                ====== ====== ======   ======

Geographic information.

                                             United       Rest of the
                                             States Japan    World    Total
                                             ------ ----- ----------- ------
                                                        (in millions)
Revenue (based on location of customer):
 Year ended October 31, 1996...............  $3,328 $918    $3,133    $7,379
 Year ended October 31, 1997...............   3,399  972     3,414     7,785
 Year ended October 31, 1998...............   3,623  880     3,449     7,952
 Six months ended April 30, 1998
  (unaudited)..............................   1,831  491     1,768     4,090
 Six months ended April 30, 1999
  (unaudited)..............................   1,672  404     1,720     3,796
Long-lived assets (all non-current assets):
 October 31, 1996..........................  $1,127 $267    $  491    $1,885
 October 31, 1997..........................   1,223  261       591     2,075
 October 31, 1998..........................   1,180  242       490     1,912
 April 30, 1999 (unaudited)................   1,158  269       462     1,889

                          AGILENT TECHNOLOGIES, INC.

15. Subsequent Event

   On July 6, 1999, HP entered into an agreement with Yokogawa Electric Corporation (Yokogawa) to acquire Yokogawa's 25% equity interest in Hewlett-Packard Japan (HPJ) for approximately $508 million. Under the terms of the agreement, HP will acquire Yokogawa's shares through redemption and sale of shares in several steps beginning in January 2000. Under the terms of the Master Separation and Distribution Agreement, Agilent Technologies will assume HP's obligations under the terms of the agreement. In the initial step, which will occur on or before January 31, 2000, Agilent Technologies will redeem approximately 10.4% of HPJ shares from Yokogawa. In the second step, which will occur on or before April 30, 2000, Agilent Technologies will purchase approximately 10.4% of HPJ shares from Yokogawa. Agilent Technologies will acquire the remaining 4.2% of HPJ shares owned by Yokagawa either by redemption or purchase of shares prior to March 31, 2003. HP will provide the funding for this transaction.

   An independent valuation is being performed to determine the portion of the purchase price attributable to Agilent Technologies' business and the remaining HP business and to allocate the purchase price to identifiable assets and liabilities. Management's preliminary estimate is that of the total purchase price, $254 million is attributable to Agilent Technologies' business.

                          [AGILENT TECHNOLOGIES LOGO]

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an +
+offer to sell securities and we are not soliciting offers to buy these        +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)
Issued August 16, 1999

                                       Shares

                       [Agilent Technologies, Inc. Logo]

                                  COMMON STOCK

                                  -----------

Agilent Technologies, Inc. is offering        shares of common stock. This is
our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $ and $ per share.

After the offering, Hewlett-Packard will own approximately   % of our common
stock, assuming no exercise of the underwriters' over-allotment option. Hewlett-Packard has announced that it plans to complete its divestiture of Agilent Technologies by the middle of calendar year 2000 by distributing all of the shares of our common stock owned by Hewlett-Packard to holders of Hewlett-Packard's common stock. See "Arrangements Between Agilent Technologies and Hewlett-Packard."

                                  -----------

Application has been made for listing of our common stock on [the New York Stock Exchange/the Nasdaq Stock Market] under the trading symbol " ".

                                  -----------

Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

                                  -----------

                               PRICE $    A SHARE

                                  -----------

                                               Underwriting
                                               Discounts and Proceeds to Agilent
                               Price to Public  Commissions     Technologies
                               --------------- ------------- -------------------
Per Share.....................       $              $                $
Total.........................      $              $                $

The United States Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Agilent Technologies has granted the U.S. underwriters the right to purchase up
to an additional     shares of common stock to cover over-allotments. Morgan
Stanley & Co. Incorporated expects to deliver the shares of common stock to
purchasers on      , 1999.

                                  -----------

MORGAN STANLEY DEAN WITTER                           GOLDMAN SACHS INTERNATIONAL

     , 1999

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission registration fee and the registration fee. Hewlett-Packard has generally agreed to pay these costs and expenses.

             Item                                                        Amount
             ----                                                        ------
     Securities and Exchange Commission registration fee................  $
     NASD registration fee..............................................
     [Nasdaq Stock Market / NYSE original and continued listing fees]...
     Blue Sky qualification fees and expenses...........................
     Legal fees and expenses............................................
     Accounting fees and expenses.......................................
     Transfer agent and registrar fees..................................
     Printing and engraving expenses....................................
     Miscellaneous expenses.............................................
                                                                          ----
       Total............................................................  $
                                                                          ====

Item 14. Indemnification of Directors and Officers

   Agilent Technologies is incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the "General Corporation Law"), inter alia, provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal.

   Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

   Agilent Technologies' Certificate of Incorporation and Bylaws provide for the indemnification of officers and directors to the fullest extent permitted by the General Corporation Law.

   All of Agilent Technologies' directors and officers will be covered by insurance policies maintained by Agilent Technologies against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933, as amended. In addition, the Company has entered into indemnity agreements with its directors and executive officers (a form of which is filed as Exhibit 10.9 to this Registration Statement) that obligate the Company to indemnify such directors and executive officers to the fullest extent permitted by the General Corporation Law.

Item 15. Recent Sales of Unregistered Securities

   In connection with its incorporation and organization, on July 30, 1999, Agilent Technologies issued 10,000,000 shares of common stock to Hewlett-Packard for an aggregate of $10,000,000. Agilent Technologies believes that this issuance was exempt from registration under Section 4(2) of the Securities Act as a transaction not involving any public offering.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibits

 Exhibit
 Number                                Description
 -------                               -----------
   1.1*  Form of Underwriting Agreement.
   2.1   Master Separation and Distribution Agreement between Hewlett-Packard and the registrant effective as of August 12, 1999.
   2.2   Form of General Assignment and Assumption Agreement between Hewlett-
         Packard and the registrant.
   2.3   Form of Master Technology Ownership and License Agreement between
         Hewlett-Packard and the registrant.
   2.4   Form of Master Patent Ownership and License Agreement between Hewlett-
         Packard and the registrant.
   2.5   Form of Master Trademark Ownership and License Agreement between
         Hewlett-Packard and the registrant.
   2.6   Form of ICBD Technology Ownership and License Agreement between
         Hewlett-Packard and the registrant.
   2.7   Form of Employee Matters Agreement between Hewlett-Packard and the registrant.
   2.8   Form of Tax Sharing Agreement between Hewlett-Packard and the registrant.
   2.9   Form of Master IT Service Level Agreement between Hewlett-Packard and the registrant.
   2.10  Form of Real Estate Matters Agreement between Hewlett-Packard and the registrant.
   2.11  Form of Environmental Matters Agreement between Hewlett-Packard and the registrant.
   2.12  Form of Master Confidential Disclosure Agreement between Hewlett-
         Packard and the registrant.
   2.13  Form of Indemnification and Insurance Matters Agreement between
         Hewlett-Packard and the registrant.
   3.1   Amended and Restated Certificate of Incorporation.
   3.2   Bylaws.
   5.1*  Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
  10.1*  1999 Employee Stock Purchase Plan.
  10.2*  1999 Employee Stock Purchase Plan Agreements.
  10.3*  1999 Stock Plan.
  10.4*  1999 Stock Plan Agreements.
  10.5*  1999 Non-Employee Director Stock Plan.
  10.6*  1999 Non-Employee Director Stock Plan Agreements.
  10.7*  1999 Variable Pay Plan.
  10.8   Yokogawa Electric Corporation and Hewlett-Packard Company Agreement
         for the Redemption and Sale of Shares and Termination of Joint Venture
         Relationship.
  10.9   Form of Indemnification Agreement entered into by the registrant with each of its directors and executive officers.
  21.1*  Subsidiaries of Agilent Technologies.
  23.1   Consent of PricewaterhouseCoopers LLP.
  23.2*  Consent of Wilson Sonsini Goodrich & Rosati (included in Exhibit 5.1).
  24.1   Power of Attorney (contained on page II-4).
  27.1   Financial Data Schedule.

--------
* To be filed by amendment.

   (b) Financial Statement Schedules.

   Schedules have been omitted because the information required to be set forth therein is not applicable or is immaterial.

Item 17. Undertakings

   The Registrant hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

   Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted as to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payments by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

     (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

     (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on August 16, 1999.

                                           /s/ Edward W. Barnholt
                                          _____________________________________
                                          Edward W. Barnholt
                                          President, Chief Executive Officer
                                          and
                                          Director

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert R. Walker and D. Craig Nordlund, and each of them, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective statements), and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on August 16, 1999 in the capacities indicated.

              Signature                                     Title
              ---------                                     -----

 /s/ Edward W. Barnholt                President, Chief Executive Officer and Director
______________________________________ (Principal Executive Officer)
Edward W. Barnholt

 /s/ Gerald Grinstein                  Chairman of the Board
______________________________________
Gerald Grinstein

 /s/ Robert R. Walker                  Vice President and Chief Financial Officer
______________________________________ (Principal Financial Officer)
Robert R. Walker

 /s/ Dorothy D. Hayes                  Vice President, Controller and
______________________________________ Chief Accounting Officer
Dorothy D. Hayes                       (Principal Accounting Officer)

 /s/ Thomas E. Everhart                Director
______________________________________
Thomas E. Everhart

 /s/ Walter B. Hewlett                 Director
______________________________________
Walter B. Hewlett

 /s/ David M. Lawrence                 Director
______________________________________
David M. Lawrence, M.D.

                               INDEX OF EXHIBITS

 Exhibit
 Number                                Description
 -------                               -----------
   1.1*  Form of Underwriting Agreement.
   2.1   Master Separation and Distribution Agreement between Hewlett-Packard and the registrant effective as of August 12, 1999.
   2.2   Form of General Assignment and Assumption Agreement between Hewlett-
         Packard and the registrant.
   2.3   Form of Master Technology Ownership and License Agreement between
         Hewlett-Packard and the registrant.
   2.4   Form of Master Patent Ownership and License Agreement between Hewlett-
         Packard and the registrant.
   2.5   Form of Master Trademark Ownership and License Agreement between
         Hewlett-Packard and the registrant.
   2.6   Form of ICBD Technology Ownership and License Agreement between
         Hewlett-Packard and the registrant.
   2.7   Form of Employee Matters Agreement between Hewlett-Packard and the registrant.
   2.8   Form of Tax Sharing Agreement between Hewlett-Packard and the registrant.
   2.9   Form of Master IT Service Level Agreement between Hewlett-Packard and the registrant.
   2.10  Form of Real Estate Matters Agreement between Hewlett-Packard and the registrant.
   2.11  Form of Environmental Matters Agreement between Hewlett-Packard and the registrant.
   2.12  Form of Master Confidential Disclosure Agreement between Hewlett-
         Packard and the registrant.
   2.13  Form of Indemnification and Insurance Matters Agreement between
         Hewlett-Packard and the registrant.
   3.1   Amended and Restated Certificate of Incorporation.
   3.2   Bylaws.
   5.1*  Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
  10.1*  1999 Employee Stock Purchase Plan.
  10.2*  1999 Employee Stock Purchase Plan Agreements.
  10.3*  1999 Stock Plan.
  10.4*  1999 Stock Plan Agreements.
  10.5*  1999 Non-Employee Director Stock Plan.
  10.6*  1999 Non-Employee Director Stock Plan Agreements.
  10.7*  1999 Variable Pay Plan.
  10.8   Yokogawa Electric Corporation and Hewlett-Packard Company Agreement
         for the Redemption and Sale of Shares and Termination of Joint Venture
         Relationship.
  10.9   Form of Indemnification Agreement entered into by the registrant with each of its directors and executive officers.
  21.1*  Subsidiaries of Agilent Technologies, Inc.
  23.1   Consent of PricewaterhouseCoopers LLP.
  23.2*  Consent of Wilson Sonsini Goodrich & Rosati (included in Exhibit 5.1).
  24.1   Power of Attorney (contained on page II-4).
  27.1   Financial Data Schedule.

--------
* To be filed by amendment.